NOTICE OF SPECIAL MEETING OF HIGH POINT SHAREHOLDERS

to be held August 16, 2005

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S
BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

PLAN OF ARRANGEMENT

involving

HIGH POINT RESOURCES INC.,
ENTERRA ENERGY II PARTNER CORP., ROCKY MOUNTAIN ACQUISITION CORP.,

AND HIGH POINT SHAREHOLDERS

JULY 18, 2005

TABLE OF CONTENTS

LETTER TO HIGH POINT RESOURCES INC. SHAREHOLDERS

NOTICE OF ANNUAL MEETING

NOTICE OF PETITION

INFORMATION CIRCULAR

1

Introduction

1

Forward-looking Statements

1

Supplemental Disclosure – Non-GAAP Measures

2

Information For United States Shareholders

2

GLOSSARY OF TERMS

5

CONVENTIONS

12

ABBREVIATIONS

12

SUMMARY INFORMATION

14

The Meeting

14

The Arrangement

14

Timing

18

Stock Exchange Listings

18

Procedure for Exchange of Common Shares

19

Right to Dissent

19

Canadian Federal Income Tax Considerations

20

Other Tax Considerations

20

Selected Financial Information

20

Combined Operational Information After Giving Effect to the Arrangement

21

Risk Factors

22

THE ARRANGEMENT

23

Background to the Arrangement

23

Benefits of the Arrangement

23

Fairness Opinion

23

Recommendation of the Board of Directors of High Point

24

Effect of the Arrangement Upon Shareholders

24

Trust Units

25

Exchangeable Shares

25

Details of the Arrangement

25

Procedure for the Arrangement Becoming Effective

31

Timing

32

Stock Exchange Listings

32

Procedure for Exchange of Common Shares

33

Canadian Federal Income Tax Considerations to Shareholders

34

Right to Dissent

42

Interests of Certain Persons in the Arrangement

43

Expenses of the Arrangement

44

OTHER LEGAL MATTERS

44

Securities Law Matters

44

Judicial Developments

46

GENERAL PROXY MATTERS

46

Solicitation of Proxies

46

Appointment and Revocation of Proxies

46

Signature of Proxy

47

Voting of Proxies

47

Beneficial Holders of Common Shares

47

Exercise of Discretion of Proxy

48

Procedure and Votes Required

48

INFORMATION CONCERNING HIGH POINT

49

Background

50

Recent Developments

50

Voting Shares and Principal Holders Thereof

54

Indebtedness of Directors and Executive Officers

54

Price Range and Trading Volume

55

Interest of Experts

55

INFORMATION CONCERNING THE TRUST AND ACQUISITIONCO

55

Documents Incorporated by Reference

55

General

57

Significant Acquisitions

57

Description of Share Capital

57

Additional Information Concerning AcquisitionCo

62

Distributions

65

Capitalization

65

Legal Proceedings

66

Material Contracts

66

PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

66

Combined Operational Information After Giving Effect to the Arrangement

67

OTHER MATTERS

67

AUDITORS' CONSENTS

68

Appendix A Arrangement Resolution

A-1

Appendix B Interim Order

B-1

Appendix C Arrangement Agreement

C-1

Appendix D Section 191 of the
  Business Corporations Act (Alberta)

Appendix E Fairness Opinion of FirstEnergy
  Capital Corp.

E-1

Appendix F Financial Statements in respect
  of Glacier Ridge Resources Ltd.

Appendix G Pro Forma Financial Statements

HIGH POINT RESOURCES INC.

July 18, 2005

Dear shareholders:

You are invited to attend a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of High Point Resources Inc. ("High Point") to be held in the Bow Valley Conference Centre of Bow Valley Square, Plus 15 Level, 205 – 5th Avenue S.W., Calgary Alberta, at 10:00 a.m. (Calgary time) on August 16, 2005.  At the Meeting, you will be asked to consider, and if deemed advisable, to approve a proposed arrangement (the "Arrangement") involving High Point, Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp. ("AcquisitionCo"), and you as Shareholders.

Under the terms of the Arrangement, Shareholders will receive, in exchange for each Common Share held, either 0.105 of a trust unit of Enterra Energy Trust ("Trust Unit"), 0.105 of an exchangeable share ("Exchangeable Share") of AcquisitionCo., or a combination of Trust Units and Exchangeable Shares.  Each Exchangeable Share will be exchangeable for one Trust Unit subject to adjustment for monthly cash distributions made in respect of the Trust Units.

Shareholders (other than Shareholders that are U.S. persons, non-residents of Canada, tax-exempt, financial institutions or option shareholders (all as defined in the plan of arrangement)) may make an election to receive Trust Units, Exchangeable Shares, or a combination of Trust Units and Exchangeable Shares, subject to a maximum of 2,500,000 Exchangeable Shares being issued.  Shareholders that are U.S. persons, non-residents of Canada, tax-exempt, financial institutions or option shareholders may only receive Trust Units.  Shareholders who do not deposit with Olympia Trust Company, at the address noted in the Letter of Transmittal and Election Form, a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with this information circular, by 4:30 p.m. (Calgary time) on or before the last business day prior to the Meeting or any adjournment thereof and otherwise who do not fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to receive only Trust Units for their Common Shares.

The resolutions approving the Arrangement to be considered by the Shareholders must be approved by 66⅔% of the votes cast by Shareholders, either in person or by proxy at the Meeting, as well as by a majority of Shareholders, excluding the votes cast in respect of the Common Shares beneficially owned or controlled by persons whose votes may not be included under Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.  Each Shareholder is entitled to one vote per share.  If the requisite approvals are obtained, an order of the Court of Queen's Bench of Alberta to approve the Arrangement will be sought following the Meeting.

The board of directors of High Point has retained FirstEnergy Capital Corp. ("FirstEnergy") as its financial advisor for this transaction, and FirstEnergy has provided us with an opinion that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Our board, based upon its own investigations, including its consideration of the fairness opinion of FirstEnergy, has unanimously concluded that the Arrangement is in the best interests of our company, as well as our Shareholders, and recommends that Shareholders vote in favour of the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding High Point and Enterra Energy Trust.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

If you are unable to attend the Meeting in person, please complete and deliver the form of proxy, which is enclosed, in order to ensure your representation at the Meeting.

On behalf of the directors of High Point, I would like to express our gratitude for the support our Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank our employees, who have worked very hard assisting us with this task, and for providing their support for the proposed Arrangement.  We expect that the same high level of dedication demonstrated by the directors, management and employees of High Point in the past will continue in respect of the Trust should a favourable vote be obtained.  We look forward to seeing you at the Meeting.

Yours very truly,
(signed) "Glen A. Yeryk"
Glen A. Yeryk
President and Chief Executive Officer

(i)

HIGH POINT RESOURCES INC.

NOTICE OF SPECIAL MEETING

to be held August 16, 2005

NOTICE IS HEREBY GIVEN (the "Notice") that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated July 18, 2005, a special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of High Point Resources Inc. ("High Point") will be held in the Bow Valley Conference Centre of Bow Valley Square, Plus 30 Level, 205 – 5th Avenue S.W., Calgary Alberta, at 10:00 a.m. (Calgary time) on August 16, 2005 for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated July 18, 2005 (the "Information Circular"), to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular; and

(b)

to transact such further and other general business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the "Record Date") for determination of Shareholders entitled to receive notice of and to vote at the Meeting is July 5, 2005.  Only Shareholders whose names have been entered in the register of the Shareholders on the close of business on the Record Date, and holders of Common Shares issued by High Point after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, (Facsimile) 403-233-2857 by 4:30 p.m. (Calgary time) at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set forth for the Meeting or any adjournment thereof.  Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of section 191 of the Business Corporations Act (Alberta), the Interim Order and the Arrangement.  A Shareholder's right to dissent is more particularly described in the Information Circular and the text of section 191 of the Business Corporations Act (Alberta) is set forth in Appendix D to the accompanying Information Circular.  A dissenting Shareholder must send to High Point c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  D.J. McDonald Q.C., a written objection to the Arrangement Resolution, which written objection must be received by High Point by 4:00 p.m. on the business day immediately preceding the date of the Meeting.  Failure to strictly comply with the requirements set forth in section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order and the Arrangement, may result in the loss of any right to dissent.  Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered Shareholders are entitled to dissent.  Accordingly, a beneficial owner of Common Shares desiring to exercise the right to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by High Point or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 18th  day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF

HIGH POINT RESOURCES INC.

(signed) "Glen A. Yeryk"

Glen A. Yeryk,

President and Chief Executive Officer

High Point Resources Inc.

(ii)

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
HIGH POINT RESOURCES INC., ENTERRA ENERGY II PARTNER CORP.,
ROCKY MOUNTAIN ACQUISITION CORP., AND THE SHAREHOLDERS OF HIGH POINT RESOURCES INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of High Point Resources Inc. ("High Point") with respect to a proposed arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving High Point, Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp., and holders (the "Shareholders") of common shares of High Point ("Common Shares"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of High Point dated July 18, 2005, accompanying this Notice of Petition.

At the hearing of the Petition, High Point intends to seek:

(a)

an order declaring that the registered Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of section 191 of the ABCA, as modified by the interim order of the Court dated July 18, 2005;

(b)

an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(d)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms; and

(e)

such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 16th day of August, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose.  Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon High Point on or before noon (Calgary time) on August 11, 2005, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on High Point is to be effected by delivery to the solicitors for High Point at the address below.  If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by High Point and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

(iii)

AND NOTICE IS FURTHER GIVEN that the Court, by the interim order dated July 18, 2005, has given directions as to the calling of the meeting of Shareholders for the purpose of such holders voting upon resolutions to approve the Arrangement and has directed that for Shareholders the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by the Plan of Arrangement and such order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for High Point upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W. Calgary, Alberta, T2P 3N9 Attention: D.J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 18th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF

HIGH POINT RESOURCES INC.

(signed) "Glen A. Yeryk"

Glen A. Yeryk,

President and Chief Executive Officer

High Point Resources Inc.

(iv)

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of High Point for use at the Meeting and any adjournment thereof.  No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning the Trust, the Commercial Trust, AcquisitionCo, ExchangeCo and PartnerCo contained in this Information Circular or incorporated by reference herein has been provided by the Commercial Trust and AcquisitionCo.  Although High Point has no knowledge that would indicate that any of such information is untrue or incomplete, High Point does not assume any responsibility for the accuracy or completeness of such information or the failure by the Commercial Trust or AcquisitionCo to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to High Point.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of June 30, 2005 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving High Point and the Trust.  Shareholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.  These forward-looking statements include statements with respect to: the amount and timing of the payment of the distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular.  Although High Point believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of High Point and the Trust.  You should carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and High Point undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure – Non-GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry.  Cash flow from operations, cash available for distribution and cash-on-cash yield are not defined by Canadian generally accepted accounting principles ("GAAP") and are referred to as non-GAAP measures.  Cash flow from operations represents funds from operations as detailed on the financial statements included or incorporated by reference in this Information Circular.  Cash flow from operations and cash flow should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net earnings as determined in accordance with GAAP as an indicator of performance.  High Point and the Trust also present "cash flow per share" or "cash flow per trust unit", as the case may be, whereby cash flow from operations is divided by the weighted average number of shares or units outstanding to determine per share amounts.  High Point and the Trust also use the term "net debt" which includes bank indebtedness, capital leases and working capital deficiency.  This measure is used to indicate the overall debt position of the entities.  This measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.  Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, cash flow, distributable cash, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed for other issuers. Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor's initial investment and a return on the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Information For United States Shareholders

The Trust Units and Exchangeable Shares to be issued to Shareholders under the Arrangement have not been registered under the 1933 Act, and are being issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof.  The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act.  Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.  Specifically, information concerning the operations of High Point and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the United States Securities and Exchange Commission (the "SEC") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules).  Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report.  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

In addition, all financial statements included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.  Such financial statements are presented in Canadian dollars, except where otherwise indicated.

The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Six Months ended June 30	Year ended December 31,
	2005	2004	2003	2002	2001	2000
Rate at end of period	$0.8159	$0.8310	$0.7738	$0.6329	$0.6279	$0.6669
Average rate during period	0.8096	0.7719	0.7205	0.6368	0.6444	0.6725
High	0.8342	0.8493	0.7738	0.6612	0.6697	0.6969
Low	0.7872	0.7158	0.6350	0.6209	0.6241	0.6410

On July 15, 2005, the noon buying rate for $1.00 Canadian was $0.8193 United States.

A discussion of United States federal income tax considerations applicable to U.S. Shareholders has not been included in this Information Circular.  However, there will be material United States federal income tax consequences for U.S. Shareholders as a result of acquiring, owning and disposing of Trust Units.  The Trust has elected under applicable U.S. Treasury Regulations to be treated as a partnership for United States federal income tax purposes.  A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability.  Instead, each partner in an entity treated as a partnership for tax purposes is required to take in account his or her share of partnership income, gain, loss and deduction in computing his or her U.S. federal income tax liability, regardless of whether cash or other distributions are made.  Further, there is a possibility that one or more of the Trust or High Point (if each of them were classified as a corporation for U.S. federal income tax purposes) may be classified as a passive foreign investment company, which classification would subject U.S. Shareholders to special, generally adverse tax consequences.

Payments made within the U.S. of proceeds (including Trust Units) arising from a taxable disposition of Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. taxpayer (a) fails to furnish such correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. taxpayer has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury that such U.S. taxpayer has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. taxpayer that it is subject to backup withholding tax.  However, U.S. taxpayers that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. taxpayer's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  No determination has been made whether the Arrangement involves a taxable disposition of Common Shares.  If a determination is made that the Arrangement constitutes a taxable disposition of Common Shares, a portion of the Trust Units issuable to U.S. Shareholders who do not comply with the information and backup withholding requirements described herein, will be withheld at the discretion of the Trust.  Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

The limited discussion regarding U.S. federal income tax matters in this Information Circular is (i) not intended or written to be used, and cannot be used by U.S. Shareholders or anyone else for the purpose of avoiding federal tax penalties that may be imposed, and (ii) written to support the consideration, promotion or marketing of the transactions described herein.  U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement and of owning and disposing of Trust Units in light of their particular situations, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that High Point, the Trust, the Commercial Trust and AcquisitionCo are organized or settled, as applicable, under the laws of the Province of Alberta, that their officers and the directors and trustee, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that most of the assets of High Point, the Trust, the Commercial Trust and AcquisitionCo are, and most of the assets of such other persons may be, located outside the United States.

The 1933 Act imposes limitations on resales of Trust Units issued in the Arrangement to persons who were "affiliates" of High Point, the Trust or AcquisitionCo prior to the Arrangement and who are affiliates of the Trust or AcquisitionCo after the Arrangement.  See "Other Legal Matters - Securities Law Matters - United States".

The Exchangeable Shares and the Trust Units issuable upon exercise of the Exchangeable Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and may not be issued to or for the account or benefit of a U.S. Person unless an exemption from registration is available.  The Trust Units issuable upon exchange of the Exchangeable Shares may not be delivered to any person in the United States, any U.S. Person, or any person that is acting on behalf of a person in the United States or U.S. Person, unless the Trust receives an opinion of counsel, in form and substance satisfactory to the Trust, that registration under the 1933 Act and applicable state securities laws is not required.  Any Trust Units otherwise deliverable to a person in the United States, a U.S. Person or a person acting on behalf of a person in the United States or a U.S. Person will be dealt with in accordance with the paragraph below.

If a holder of Exchangeable Shares is believed to be a person in the United States, a U.S. Person, or a person acting on behalf of a person in the United States or a U.S. Person at the time such Exchangeable Shares are to be exchanged for Trust Units (other than a person who is in the United States, a U.S. Person or a person acting on behalf of a person in the United States or a U.S. Person who has provided the opinion of counsel as set out in the paragraph above), the transfer agent will not deliver Trust Units to such holder, but rather will cause such Trust Units to be sold on a securities market outside the United States on which the Trust Units may be traded (after the expiration of the 40-day holding period), and will distribute the net proceeds of the sale (net of applicable taxes) to such holder.

THE TRUST UNITS AND EXCHANGEABLE SHARES TO BE ISSUED UNDER THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AcquisitionCo" means Rocky Mountain Acquisition Corp., a corporation created by amalgamation under the ABCA;

"Acquisition Proposal" means, other than the Arrangement, a bid or offer to acquire 20% or more of the outstanding Common Shares or any proposal, offer or agreement for a merger or a consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization under a royalty trust or income fund or similar transaction or other business combination involving High Point or any of the High Point Subsidiaries or any proposal to acquire 25% or more of the assets of High Point (other than the Lochend Assets) and the High Point Subsidiaries (on a consolidated basis);

"Aggregate Elected Amount" means the aggregate number of Exchangeable Shares which Shareholders have duly elected to receive, prior to pro-rationing;

"Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount;

"Ancillary Rights" means (i) the optional exchange rights granted to the Voting and Exchange Trust Agreement Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Commercial Trust or ExchangeCo to exchange or purchase, as the case may be, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event or upon a Call Right being exercisable and the Commercial Trust or ExchangeCo electing not to exercise such Call Right; (ii) the benefit of the obligation of the Commercial Trust or ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units in certain circumstances as set forth in the Voting and Exchange Trust Agreement; and (iii) the Special Voting Rights;

"Arrangement" means the proposed arrangement involving High Point, AcquisitionCo, PartnerCo and the Shareholders pursuant to section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of July 8, 2005, among High Point, the Commercial Trust and AcquisitionCo with respect to the Arrangement, a copy of which is attached to this Information Circular as Appendix C;

"Arrangement Resolution" means the special resolution and other related matters to be considered at the Meeting, in substantially the form attached as Appendix A to the Information Circular;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"Beneficiaries" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries;

"Board" or "Board of Directors" means the board of directors of High Point;

"Business Day" means a day other than a Saturday, Sunday or other day when banks in Calgary, Alberta are not generally open for business;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"Closing" means the completion of the transactions contemplated in the Arrangement Agreement;

"Closing Time" means 10:00 a.m. (Calgary time) on the Business Day immediately following the date of the Meeting, or at such other time as may be agreed by the parties to the Arrangement Agreement;

"COGE Handbook" means the Canadian Oil and Gas evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Commercial Trust" means Enterra Energy Commercial Trust, a trust duly settled under the laws of Alberta;

"Commercial Trust Damages Event" means each of the following:

(a)

the Board of Directors has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to the Commercial Trust or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to High Point and (i) such Acquisition Proposal is outstanding as at the date of the Meeting; (ii) the High Point Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval; and (iii) such Acquisition Proposal is consummated within six months of the date of the Arrangement Agreement;

(c)

High Point accepts, recommends, approves or enters into an agreement (other than the Confidentiality Agreement) to implement a Superior Proposal; or

(d)

High Point breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on High Point or materially impede the completion of the Arrangement and such breach shall not have been cured within five Business Days of notice of such breach provided by the Commercial Trust to High Point (if such breach is capable of being cured);

"Common Shares" or "High Point Shares" means the common shares of High Point, and, except where the context otherwise requires, includes any Option Common Shares;

"Confidentiality Agreement" means the mutual confidentiality agreement between High Point and the Trust dated May 5, 2005 in respect of information relating to High Point and the Trust;

"Confirmation of Filing" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Current Market Price" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on NASDAQ for the ten trading days preceding that date, or, if the Trust Units are not then listed on NASDAQ, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AcquisitionCo for such purpose; provided, however, that if in the opinion of the board of directors of AcquisitionCo the public distribution on trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of AcquisitionCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the board of directors of AcquisitionCo shall be conclusive and binding; for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate Canadian dollar trading value of all Trust Units sold on NASDAQ (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or quotation system during such period; and for purposes of determining the aggregate Canadian dollar trading value referred to in (a) above, the trading value for each day in the ten day period shall be converted to Canadian dollars at the "Noon Buying Rate" for Canadian dollars posted by the Federal Reserve Bank in New York for such day;

"Depositary" means Olympia Trust Company or such other trust company as may be designated by the Commercial Trust;

"Dissent Rights" means the right of a Shareholder pursuant to Section 191 of the ABCA, the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement;

"Dissenting Shareholders" means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"Distribution" means a cash distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit, and for greater certainty does not include a distribution of additional Trust Units pursuant to the Trust Indenture;

"Distribution Payment Date" means a date on which a Distribution is paid;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee;

"Dividend Record Date" means the date, if any, fixed by the board of directors of AcquisitionCo as the date for determining holders of Exchangeable Shares entitled to receive payment of a dividend declared pursuant to the Exchangeable Share Provisions, and if no such date is so fixed, then "Dividend Record Date" shall be deemed to mean the date on which such dividend is paid to holders of Exchangeable Shares;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the Articles of Arrangement have been filed with the Registrar on the Effective Date;

"Election Deadline" means 4:30 p.m. (local time at the place of deposit with the Depositary of the Letter of Transmittal and Election Form) on the Business Day immediately prior to the date of the Meeting or, if the Meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned Meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Employee Obligations" with respect to High Point has the meaning set out in the Arrangement Agreement;

"Enterra Corp." means Enterra Energy Corp., a corporation created by amalgamation under the ABCA and a subsidiary of the Commercial Trust;

"Equivalent Vote Amount" means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question;

"Exchangeable Shares" means the series B exchangeable shares in the capital of AcquisitionCo to be created on or before the Effective Date which shall be exchangeable on a one-for-one basis for Trust Units, subject to adjustments for Distributions after the Effective Date, having the rights, privileges, restrictions and conditions substantially as set out in the Exchangeable Share Provisions which are attached as Exhibit 2 to the Arrangement Agreement which is Appendix C to this Information Circular;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Exhibit 2 to the Arrangement Agreement which is Appendix C to this Information Circular;

"ExchangeCo" means Enterra ExchangeCo Ltd., a corporation incorporated under the ABCA and a subsidiary of the Trust;

"Exchange Ratio" shall as at the Effective Date be equal to one and shall thereafter be cumulatively adjusted by (a) increasing the Exchange Ratio on each Distribution Payment Date by adding thereto an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution, and (b) decreasing the Exchange Ratio on each Dividend Record Date by subtracting therefrom an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares on that Dividend Record Date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"Exchange Rights" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"Exempt Plan" means a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and/or a registered education savings plan;

"Fairness Opinion" means the opinion of FirstEnergy dated July 18, 2005, a copy of which is attached hereto as Appendix E;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Financial Institution" means a financial institution within the meaning of the Income Tax Act;

"FirstEnergy" means FirstEnergy Capital Corp.;

"GLJ" means Gilbert Laustsen Jung Associates Ltd.;

"GRR" means High Point GRR Ltd., a wholly-owned subsidiary of High Point and a corporation incorporated under the ABCA;

"High Point" means High Point Resources Inc., a corporation incorporated under the ABCA;

"High Point Damages Event" means at any time after the execution of the Arrangement Agreement, a breach by the Commercial Trust or AcquisitionCo of any of their respective representations, warranties or covenants made in the Arrangement Agreement (including, without limitation any covenants, representations or warranties made in respect of the Trust), which breach, individually or in the aggregate, would have a material adverse effect on the Trust or materially impede conditions to the Arrangement being satisfied or the completion of the Arrangement and such breach shall not have been cured within five Business Days of notice of such breach being provided by High Point to the Commercial Trust (if such breach is capable of being cured);

"High Point Material Change" means any change after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to the Commercial Trust in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, right, privileges or liability, whether contractual or otherwise, of High Point and which, in the judgment of the Commercial Trust, acting reasonably, is materially adverse to High Point other than: (i) the lack of success of the drilling of High Point Ricinus 11-17-35-8-W5 well; (ii) a change directly resulting from an action taken by High Point to which the Trust, the Commercial Trust or any of their Subsidiaries has consented in writing; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulations, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of High Point;

"High Point Partnership" means the partnership formed under the laws of Alberta, of which High Point is the managing partner and High Point, GRR and SaskCo are the partners;

"High Point Subsidiaries" means, collectively, GRR, SaskCo, 907 and the High Point Partnership;

"Holder" or "Registered Holder" means a registered Shareholder immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Common Shares duly endorsed for transfer to such person;

"Income Tax Act" or "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated July 18, 2005, together with all appendices hereto, distributed by High Point to Shareholders in connection with the Meeting;

"Initial Arrangement Agreement" means the arrangement agreement entered into among High Point and the Trust as of May 30, 2005;

"Insolvency Event" means the institution by AcquisitionCo of any proceedings to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by AcquisitionCo to consent in good faith to any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to section 6.6 of the Exchangeable Share Provisions;

"Interim Order" means the interim order of the Court dated July 18, 2005 under subsection 193(4) of the ABCA in respect of High Point, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified;

"IRS" means the Internal Revenue Service in the United States;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form enclosed with the Information Circular, pursuant to which a Shareholder is required to deliver certificates representing High Point Shares and may elect to receive Trust Units and/or (except for U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions or Option Shareholders) Exchangeable Shares, in exchange for High Point Shares;

"Lochend Assets" means the assets of High Point or the High Point Subsidiaries in the Lochend area of Alberta;

"Market Redemption Price" means the amount per Trust Unit that a Unitholder is entitled to receive on the redemption of a Trust Unit computed in accordance with section 6.3 of the Trust Indenture;

"Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournment thereof;

"NASDAQ" means the NASDAQ Stock Market;

"NI 44-101" means Canadian Securities Administrators' National Instrument 44-101 Short Form Prospectus Distributions;

"NI 51-101" means Canadian Securities Administrators' National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"Non-Resident" means (i) a person who is not a resident of Canada for the purposes of the Tax Act, or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notice of Meeting" means the Notice of Meeting of High Point which accompanies this Information Circular;

"Notice of Petition" means the Notice of Petition by High Point to the Court for the Final Order, which Notice of Petition accompanies this Information Circular;

"Olympia" means Olympia Trust Company;

"Option Common Shares" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of options prior to the Effective Date in circumstances that subsection 7(8) of the Tax Act is validly applicable and for which such Shareholder has made and delivered to High Point a valid election pursuant to subsection 7(10) of the Tax Act in respect of such Common Shares prior to the Effective Date;

Options" means the outstanding stock options of High Point, whether or not vested, to acquire Common Shares;

"Option Shareholder" means a holder of Option Common Shares solely in his or her capacity as a holder of Option Common Shares and with respect to such Option Common Shares only and for greater certainty, not in his or her capacity as a holder of any Common Shares;

"PartnerCo" means Enterra Energy II Partner Corp., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Enterra Corp.;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement which is Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Record Date" means the close of business on July 5, 2005;

"Registrar" means the Registrar of Corporations for the Province of Alberta, duly appointed under the ABCA;

"Regulation S" means Regulation S under the 1933 Act;

"RME" means Rocky Mountain Energy Corp., a corporation created by amalgamation under the ABCA;

"Rule 61-501" means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

"SaskCo" means High Point Exploration (SK Assets) Ltd., a wholly-owned subsidiary of High Point and a corporation incorporated under the ABCA;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shareholder" or "High Point Shareholder" means a holder from time to time of Common Shares, and, except where the context otherwise requires, includes an Option Shareholder;

"Special Voting Right" means the special voting right issued by the Trust to and deposited with the Voting and Exchange Trust Agreement Trustee, which entitles the Beneficiaries to an aggregate number of votes at meetings of Unitholders equal to the Aggregate Equivalent Vote Amount;

"Sproule" means Sproule Associates Limited;

"Sproule Report" means the report of Sproule dated May 16, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of High Point in the Ferrier Area, Alberta as at June 30, 2005;

"Subsidiary" has the meaning ascribed thereto in the ABCA and includes all partnerships and other entities directly or indirectly controlled by High Point, the Trust or other entity, as the case may be;

"Superior Proposal" means any bona fide written Take-over Proposal which, in the opinion of High Point's Board of Directors, acting reasonably and in good faith and after consultation with its financial and legal advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made or are reasonably expected to be made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Plan of Arrangement from a financial point of view to Shareholders;

"Support Agreement" means the support agreement to be entered into on the Effective Date substantially in the form attached as Exhibit 3 to the Arrangement Agreement which is attached as Appendix C to this Information Circular;

"Take-over Proposal" means, in respect of High Point or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets (other than the Lochend Assets), sale of treasury shares (other than pursuant to Options) or other business combination or similar transaction other than the Plan of Arrangement;

"Tax-Exempt Shareholder" means a Shareholder that is exempt from tax under Part I of the Tax Act;

"Trust" means Enterra Energy Trust;

"Trust Indenture" means the amended and restated trust indenture dated as of November 25, 2003 pursuant to which the Trust is constituted;

"Trust Material Change" means any change occurring after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to High Point in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liability, whether contractual or otherwise, of the Trust, taken as a whole, and which, in the judgment of High Point, acting reasonably, is materially adverse to the Trust, its Subsidiaries and the Combined Entities, taken as a whole, other than: (i) a change directly resulting from an action taken by the Trust or AcquisitionCo to which High Point has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada, including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of the Trust, taken as a whole;

"Trust Unit" means a trust unit of the Trust, and "Trust Units" means, collectively, such units;

"Trustee" means Olympia, the trustee of the Trust, or such other trustee, from time to time, of the Trust;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S;

"Unitholders" means holders from time to time of the Trust Units;

"U.S. Person" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"U.S. Shareholder" or "U.S. Shareholders" means any Shareholder who is, at the Effective Date, either in the United States or a U.S. Person;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form attached as Exhibit 4 to the Arrangement Agreement which is Appendix C to this Information Circular;

"Voting and Exchange Trust Agreement Trustee" means Olympia Trust Company or such other trustee as may be appointed from time to time as trustee under the Voting and Exchange Trust Agreement;

"1933 Act" means the United States Securities Act of 1933, as amended; and

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms".  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	bcf	billion cubic feet
bbls	barrels	GJ	gigajoule
bbls/d	barrels per day	mcf	thousand cubic feet
bopd	barrels of oil per day	mcf/d	thousand cubic feet per day
mbbls	thousand barrels	mmcf	million cubic feet
mmbbls	million barrels	mmcf/d	million cubic feet per day
mstb	1,000 stock tank barrels	mmbtu	million British Thermal Units
NGLs	natural gas liquids
stb	stock tank barrels

Other
AECO	Encana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
ARTC	Alberta Royalty Tax Credit
boe

barrel of oil equivalent of natural gas on the basis of 1 boe for 6 (unless otherwise stated) mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

boe/d	barrel of oil equivalent per day
m3	cubic metre
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
$000s or M$	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation.  A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.

The Meeting

The Meeting will be held in the Bow Valley Conference Centre of Bow Valley Square, Plus-30 Level, 205 – 5th Avenue S.W., Calgary, Alberta, on August 16, 2005, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Meeting will be to consider and vote upon the Arrangement Resolution.  See "The Arrangement".

The Arrangement

The Arrangement Agreement was entered into among High Point, the Commercial Trust, and AcquisitionCo.  See "The Arrangement – Background to the Arrangement".

The respective obligations of the parties to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective.  A copy of the Arrangement Agreement is attached to this Information Circular at Appendix C.  Upon all conditions becoming fulfilled or waived, High Point is required to file Articles of Arrangement with the Registrar and to receive the Confirmation of Filing in order to give effect to the Arrangement.

Effect of the Arrangement Upon Shareholders

The Arrangement will result in Shareholders (other than Dissenting Shareholders) ultimately receiving for their High Point Shares held on the Effective Date:

(i)

in the case of Shareholders other than U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions, and Option Shareholders, Trust Units or Exchangeable Shares, or a combination thereof; and

(ii)

in the case of U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders, Trust Units.

Upon completion of the Arrangement, all High Point Shares (other than those held by Dissenting Shareholders) will have been transferred to AcquisitionCo pursuant to the Arrangement, whether or not a Shareholder has voted for or against the Arrangement Resolution or not voted at all.

As a result of the Arrangement, High Point will be a wholly-owned subsidiary of AcquisitionCo and the directors and officers of High Point will be replaced by nominees of Enterra Corp. who will manage the business of High Point.  See "Information Concerning the Trust and AcquisitionCo" and Appendix G - Pro Forma Financial Statements.

Upon completion of the Arrangement, former High Point Shareholders who hold Trust Units are expected to receive regular Distributions from the Trust.  Holders of Exchangeable Shares will not receive Distributions from the Trust.  Rather, on each Distribution Payment Date, the number of Trust Units into which each Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.

As a result of Shareholders' Common Shares being exchanged for Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of Shareholders' investment will change.  See "Information Concerning the Trust and AcquisitionCo".

Background to the Arrangement

As part of their ongoing review of strategic opportunities to increase Shareholder value, High Point’s management and Board of Directors held a series of meetings in early 2005 to discuss numerous alternatives for accelerating production growth and improving Shareholder returns.  A number of alternatives were researched and discussed and it was agreed that further deliberations would be pursued once the results of the first half drilling program were known.

In late April 2005, the Trust’s management approached High Point’s management and Board of Directors to express its interest in an acquisition of High Point.  On May 5, 2005, the Trust made an initial non-binding proposal to High Point with respect to a possible transaction and both parties signed the Confidentiality Agreement, allowing both parties to begin to review each other’s data and records.  On May 9, 2005, High Point engaged FirstEnergy as its financial advisor, to assist in evaluating the possible transaction with the Trust and to advise the Board with respect to other alternatives that may be available to High Point.  The Board of Directors met on three separate occasions during the period from May 1 to 30 to review and consider the potential transaction with the Trust, as well as reviewing other potential alternatives presented by FirstEnergy.  Upon the completion of both parties’ due diligence, the terms of the Initial Arrangement Agreement were negotiated, finalized and entered into on May 30, 2005, and the proposed transaction was announced prior to the opening of the markets on May 31, 2005.

Prior to the execution of the Initial Arrangement Agreement, at a meeting of the Board of Directors held on May 30, 2005, FirstEnergy provided financial advice to the Board with respect to the proposed transaction with the Trust.  The Board of Directors also received a presentation from management, summarizing the results of the due diligence and their favourable recommendation regarding the proposed terms of the Initial Arrangement Agreement.  The Board of Directors also received legal advice from Burnet, Duckworth & Palmer LLP with respect to the terms of the Arrangement Agreement.  After deliberations, the Board of Directors authorized the finalization and execution of the Initial Arrangement Agreement and related documentation.  To, among other things, clarify various steps to the Arrangement, the Initial Arrangement Agreement was terminated and the Arrangement Agreement was entered into as of July 8, 2005.

Benefits of the Arrangement

The Board of Directors and management of High Point believe the Arrangement is in the best interests of Shareholders and that the Arrangement provides a number of benefits, including:

1.

the Trust will be larger and will have a larger production base and a larger reserve base;

2.

the Trust will be able to use the synergies of the two asset bases to achieve operating cost savings and general and administrative cost savings;

3.

the Trust has an operating structure that is geared to accelerating the realization of value from High Point's asset base;

4.

the Trust will have increased financial strength that may be utilized in future accretive acquisitions;

5.

Shareholders will receive Trust Units (or Exchangeable Shares that are exchangeable for Trust Units) that offer greater liquidity in markets in both Canada and the United States; and

6.

Shareholders will benefit from the Trust's record of steadily increasing monthly distributions.

Fairness Opinion

The Board of Directors has received the Fairness Opinion, which states that, based on FirstEnergy's review of certain relevant information and subject to certain assumptions, as set out in the Fairness Opinion, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.  A copy of the Fairness Opinion is attached to this Information Circular as Appendix E and should be read carefully and in its entirety.  See "The Arrangement - Fairness Opinion".

Recommendation of the Board of Directors of High Point

The Board of Directors of High Point has unanimously concluded that the Arrangement is fair to Shareholders, is in the best interests of High Point and the Shareholders, and has authorized the submission of the Arrangement Resolution to Shareholders for approval and to the Court for the Final Order.

The Board of Directors of High Point unanimously recommends that Shareholders vote in favour of the Arrangement.  See "The Arrangement - Recommendation of the Board of Directors".

(a)

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a)

the Common Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to High Point and cancelled as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of High Point other than the right to be paid the fair value of their Common Shares by High Point in accordance with the Plan;

(b)

PartnerCo shall subscribe for a 0.01% interest in the High Point Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by PartnerCo to the High Point Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(c)

subject to the Plan, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units, in exchange for the delivery and assignment by AcquisitionCo to the Shareholder of 0.105 of a Trust Unit;

(d)

subject to the Plan, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares from AcquisitionCo, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of 0.105 of an Exchangeable Share (and the related Ancillary Rights); and

(e)

each Option Common Share (other than those held by or on behalf of a Dissenting Shareholder) shall be transferred to AcquisitionCo and in exchange each such holder of an Option Common Share shall receive 0.105 of a Trust Unit for each such Option Common Share.

Only Shareholders who are not U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions or Option Shareholders may elect to receive Exchangeable Shares pursuant to the Arrangement.  Shareholders who do not deposit with the Depositary at the addresses noted in the Letter of Transmittal and Election Form a duly completed of Letter of Transmittal and Election Form by the Election Deadline, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Common Shares.

The maximum number of Exchangeable Shares to be issued pursuant to the Plan of Arrangement will be equal to the lesser of (i) 2,500,000 and (ii) the Aggregate Elected Amount.  To the extent that Shareholders duly elect to receive more than such maximum number of Exchangeable Shares available, the maximum number of Exchangeable Shares will be allocated on a pro-rated basis to all such Shareholders who have duly elected to receive Exchangeable Shares and such Shareholders will be deemed to have elected to receive Trust Units for the balance of the Exchangeable Shares that they would otherwise receive.

No certificates representing fractional Exchangeable Shares or Trust Units shall be issued upon the exchange of Common Shares for Exchangeable Shares and/or Trust Units.  In lieu of any fractional securities issued pursuant to the Plan of Arrangement each Shareholder entitled to a fractional Trust Unit or Exchangeable Share, as the case may be, shall either: (a) where the fractional interest is less than 0.5, have its securities rounded down to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be, or (b) where the fractional interest is equal to or greater than 0.5, have its securities rounded up to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be.

See "The Arrangement - Arrangement Steps" and "The Arrangement - Post-Arrangement Structure" and "Information Concerning the Trust and AcquisitionCo".

(b)

Post Arrangement Structure

Following the Effective Date of the Arrangement:

(a)

each Shareholder shall cease to be a holder of Common Shares and the name of such Holder shall be removed from the register of Shareholders of High Point;

(b)

AcquisitionCo shall become the holder of all of the issued and outstanding Common Shares and shall be added to the register of Shareholders;

(c)

each former Shareholder who has made or has been deemed to have made a valid election to receive Trust Units shall have his name added to the register of Unitholders; and

(d)

each former Shareholder (other than any Shareholder that is a U.S. Person, Non-Resident, Tax-Exempt Shareholder, Financial Institution or Option Shareholder) who has made a valid election to receive Exchangeable Shares shall have his name added to the register of holders of Exchangeable Shares.

See "The Arrangement - Effect of the Arrangement Upon Shareholders" and "The Arrangement - Post-Arrangement Structure" and "Information Concerning the Trust and AcquisitionCo".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken in order for the Arrangement to become effective:

1.

the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

2.

the Court must grant the Final Order approving the Arrangement;

3.

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

4.

the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar and the Confirmation of Filing must be issued by the Registrar.

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, to be approved, the Arrangement Resolution, subject to further order of the Court, must be passed by not less than two-thirds of the votes cast by Shareholders, voting either in person or by proxy, at the Meeting.  In addition, the Arrangement Resolution must be approved by a majority of votes cast by Shareholders, excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by persons whose votes may not be included in determining minority approval of a business combination pursuant to Rule 61-501.  See "Other Legal Matters – Securities Law Matters" and "General Proxy Matters – Procedure and Votes Required".

Court Approvals

Interim Order

On July 18, 2005 the Court granted the Interim Order providing for the calling of the Meeting and prescribing the conduct of the Meeting and other procedural matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, High Point intends to make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for August 16, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon High Point a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on August 11, 2005.  Service of such notice shall be effected by service upon the solicitors for High Point: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: D.J. McDonald, Q.C.  See Notice of Petition.

The Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act and will be issued in reliance upon the exemption from registration provided by section 3(a)(10) thereof.  The Court will be advised at the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act with respect to the Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, conditional approval of the TSX and NASDAQ for the listing of the Trust Units to be issued under the Arrangement, is a condition precedent to the Arrangement becoming effective.

Timing

If the Meeting is held as scheduled and the Arrangement Resolution is approved by Shareholders as required by the Interim Order, High Point intends to apply for the Final Order approving the Arrangement.  If the Final Order is obtained on August 16, 2005 in form and substance satisfactory to High Point, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, High Point expects the Effective Date will be on or about August 17, 2005.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on August 16, 2005.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Stock Exchange Listings

The outstanding Common Shares are listed and posted for trading on the TSX.  The outstanding Trust Units are listed for trading on the TSX and NASDAQ.  On May 30, 2005, the last trading day prior to announcement of the proposed Arrangement, the closing price of the Common Shares on the TSX was $1.78 per Common Share.  On May 27, 2005, the last trading day prior to announcement of the proposed Arrangement on which the Trust Units traded, the closing price of the Trust Units on the TSX was $25.41 per Trust Unit and on NASDAQ was (US)$20.05 per Trust Unit.  On July 15, 2005, the closing prices of the Common Shares and the Trust Units on the TSX were $2.71 per share and $30.52 per Trust Unit, respectively, and the closing price of the Trust Units on NASDAQ was (US)$24.96.

It is a condition of the Arrangement that the TSX and NASDAQ shall have conditionally approved the listing of the additional Trust Units to be issued pursuant to the Arrangement.

Procedure for Exchange of Common Shares

A Letter of Transmittal and Election Form is provided with this Information Circular.  In order to receive their Trust Units and/or Exchangeable Shares on the completion of the Arrangement, Shareholders must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Common Shares.  Shareholders (other than U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders) will be required to elect to receive either Trust Units, Exchangeable Shares or a combination of the two for their Common Shares.  U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders will be required to elect, or will be deemed to have elected, to receive Trust Units.

Shareholders who do not deposit with the Depositary, at the addresses noted in the Letter of Transmittal and Election Form, a duly completed Letter of Transmittal and Election Form by 4:30 p.m. (local time at the place of deposit) on the Business Day immediately prior to the Meeting or, if the Meeting is adjourned, the Business Day prior to the date of the adjourned Meeting, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Common Shares.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and Election Form and any other documents the Depositary reasonably requires, on or before the tenth anniversary of the Effective Date shall cease to represent a right of claim or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing Trust Units shall be deemed to be surrendered to AcquisitionCo, together with all dividends, distributions or other payments thereof held for such Holder.

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominees to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at each Shareholder's risk.  High Point recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If a certificate representing High Point Shares has been lost, apparently destroyed or wrongfully taken, the Holder of such High Point Shares should immediately contact Valiant Trust Company, the registrar and transfer agent of the High Point Shares, so that arrangement can be made to issue a replacement share certificate to such Holder upon such Holder satisfying such reasonable requirements as may be imposed by High Point or Valiant Trust Company in this regard.

See "The Arrangement – Procedure for Exchange of Common Shares".

Right to Dissent

Pursuant to the Interim Order, a registered Shareholder is entitled, in addition to any other right such Holder may have, to dissent and to be paid by High Point the fair value of the Common Shares held by such Holder in respect of which such Holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such Holder dissents was adopted provided such holder complies with section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.  A registered Shareholder may dissent only with respect to all of the Common Shares held by such Holder on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name.  Only registered Shareholders may dissent.  Persons who are beneficial owners of High Point Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such securities.  A registered Shareholder such as a broker, who holds High Point Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the High Point Shares held for such beneficial owners.  In such case, the demand for dissent should set forth the number of High Point Shares covered by it.

A Dissenting Shareholder must send to High Point a written objection to the Arrangement Resolution, which written objection must be received by High Point, c/o Burnet, Duckworth &Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Mr. D.J. McDonald, Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.  A Shareholder wishing to exercise the right to dissent shall not vote such holder's High Point Shares at the Meeting, either by the submission of a proxy or by personally voting in favour of the Arrangement Resolution.  A vote against the Arrangement Resolution or an abstention does not constitute a written objection.  Any provisions of section 191 of the ABCA that would allow a Dissenting Shareholder to receive Trust Units or Exchangeable Shares after the Effective Time shall not be applicable and, upon the Arrangement becoming effective, the Dissenting Shareholder will cease to have any rights as a Shareholders other than the right to be paid fair value for such Holder's Common Shares.

For further information see Appendices B and D for a copy of the Interim Order and the provisions of section 191 of the ABCA, and the Plan of Arrangement which is attached as Exhibit 1 to the Arrangement Agreement.  A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that Section.  Failure to strictly comply with the provisions of that Section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

It is a condition of the Arrangement that Shareholders holding not more than 3% of the High Point Shares outstanding on the date of the Meeting shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See "The Arrangement - Right to Dissent".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the consideration for the Trust Units received on the completion of the Arrangement exceeds (or is exceeded by) the aggregate of such Shareholder's adjusted cost base of the High Point Shares exchanged for such Trust Units and any reasonable costs of disposition. There is also an opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by disposing of such Holder's High Point Shares for consideration which includes Exchangeable Shares (and Ancillary Rights) by making a special joint election under section 85 of the Tax Act.  Provided that the High Point Shares continue to be listed on a prescribed stock exchange (which includes the TSX) until the Effective Date, a U.S. Shareholder and a Non-Resident Shareholder should generally not be subject to any Canadian tax in respect of the steps comprising the Arrangement.

See "The Arrangement - Canadian Federal Income Tax Considerations to Shareholders".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations.  Shareholders who are resident in, or otherwise subject to taxation in, jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units after the Arrangement.  Shareholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units.

Selected Financial Information

The following table sets out certain consolidated financial information for High Point and the Trust as at and for the year ended December 31, 2004 and as at and for the three months ended March 31, 2005 and certain unaudited pro forma consolidated financial information for the Trust as at and for the year ended December 31, 2004 and as at and for the three months ended March 31, 2005.  See also the Pro Forma Financial Statements attached at Appendix G – Pro Forma Financial Statements.

	High Point		The Trust		The Trust (Pro Forma)
	As at March 31, 2005 (unaudited)	As at and for the year ended December 31, 2004	As at March 31, 2005 (unaudited)	As at and for the year ended December 31, 2004	As at March 31, 2005 after giving effect to the Arrangement (unaudited)	As at and for the year ended December 31, 2004 after giving effect to the Arrangement(1)(2) (unaudited)
Revenue, before royalties less transportation costs ($000's)	11,357	41,825	30,050	108,293	41,407	164,299
Funds from operations ($000's) Per Common Share/Unit ($) Basic Diluted	6,363 0.08 0.08	22,166 0.29 0.29	14,858 0.57 0.56	50,242 2.15 2.13	21,220 0.60 0.60	78,602 2.44 2.42
Net Earnings ($000's) Per Common Share/Unit ($) Basic Diluted	976 0.01 0.01	3,016 0.04 0.04	4,388 0.17 0.17	14,764 0.63 0.63	6,388 0.18 0.18	16,546 0.51 0.51
Net Debt ($000's)	80,075	62,004	42,654	44,934	119,117	--
Average Common Shares/Trust Units(3) outstanding ($000's) Basic Diluted	78,983 79,658	75,767 77,130	26,277 26,504	23,328 23,561	35,175 35,402	32,226 32,459

Notes:

(1)

Rows may not add as pro forma information is also after giving effect to the acquisition by AcquisitionCo of RME and certain other pro forma information.

(2)

And after giving effect to the acquisition of RME by AcquisitionCo.

(3)

Assuming exchange of outstanding exchangeable shares into Trust Units based upon the exchange ratios in effect on such dates.

Combined Operational Information After Giving Effect to the Arrangement

The following table sets out certain operational information for High Point and the Trust as at and for the year ended December 31, 2004 and certain pro forma operational information for High Point and the Trust as at and for the year ended December 31, 2004 after giving effect to the Arrangement and the acquisition by AcquisitionCo of RME.  See also "Information Concerning the Trust and AcquisitionCo".

	High Point	The Trust	The Trust (Pro Forma)(1)
Average Daily Production
Oil & NGLs (bbls/d)	481	5,821	6,889
Natural gas (mcf/d)	15,166	6,817	23,578
Oil equivalent (boe/d)	3,009	6,957	10,818

Proved Reserves(2)
Oil & NGLs (mbbls)	1,844	6,149	7,993
Natural gas (mmcf)	43,851	7,418	51,279
Oil equivalent (mboe)	9,153	7,386	16,539

Proved and Probable Reserves
Oil & NGLs (mbbls)	2,442	7,872	10,314
Natural gas (mmcf)	54,537	9,223	63,760
Oil equivalent (mboe)	11,531	9,409	20,940

Net undeveloped land (acres) (as at December 31, 2004)	107,784	61,332	169,116

Notes:

(1)

With respect to production data, rows may not add as pro forma information is also after giving effect to the acquisition by AcquisitionCo of RME and certain other pro forma information.

(2)

Reserves are gross reserves based on forecast prices and costs as at December 31, 2004.

(3)

Updated reserves of High Point in the Ferrier area as evaluated in the Sproule Report as at June 30, 2005 are described under "Information Concerning High Point Resources Inc. – Recent Developments" and are not reflected in the foregoing.

Risk Factors

Certain risk factors relating to the activities of the Trust and the ownership of Trust Units and Exchangeable Shares are contained in the annual information form of the Trust for the year ended December 31, 2004 which is incorporated herein by reference.  Shareholders of High Point should carefully consider these risk factors before making a decision relating to Trust Units and/or Exchangeable Shares.  In addition, see the risk factors in the renewal annual information form of High Point for the year ended December 31, 2004, which is also incorporated herein by reference.  Shareholders should carefully consider all such risk factors.

THE ARRANGEMENT

Background to the Arrangement

As part of their ongoing review of strategic opportunities to increase Shareholder value, High Point’s management and Board of Directors held a series of meetings in early 2005 to discuss numerous alternatives for accelerating production growth and improving Shareholder returns.  A number of alternatives were researched and discussed and it was agreed that further deliberations would be pursued once the results of the first half drilling program were known.

In late April 2005, the Trust’s management approached High Point’s management and Board of Directors to express its interest in an acquisition of High Point.  On May 5, 2005, the Trust made an initial non-binding proposal to High Point with respect to a possible transaction and both parties signed the Confidentiality Agreement, allowing both parties to begin to review each other’s data and records.  On May 9, 2005, High Point engaged FirstEnergy as its financial advisor, to assist in evaluating  the possible transaction with the Trust and to advise the Board with respect to other alternatives that may be available to High Point.  The Board of Directors met on three separate occasions during the period from May 1 to 30 to review and consider the potential transaction with the Trust, as well as reviewing other potential alternatives presented by FirstEnergy.  Upon the completion of both parties’ due diligence, the terms of the Initial Arrangement Agreement were negotiated, finalized and entered into on May 30, 2005, and the proposed transaction was announced prior to the opening of the markets on May 31, 2005.

Prior to the execution of the Initial Arrangement Agreement, at a meeting of the Board of Directors held on May 30, 2005, FirstEnergy provided financial advice to the Board with respect to the proposed transaction with the Trust.  The Board of Directors also received a presentation from management, summarizing the results of the due diligence and their favourable recommendation regarding the proposed terms of the Initial Arrangement Agreement.  The Board of Directors also received legal advice from Burnet, Duckworth & Palmer LLP with respect to the terms of the Arrangement Agreement.  After deliberations, the Board of Directors authorized the finalization and execution of the Initial Arrangement Agreement and related documentation.  To, among other things, clarify various steps to the Arrangement, the Initial Arrangement Agreement was terminated and the Arrangement Agreement was entered into as of July 8, 2005.

Benefits of the Arrangement

The Board of Directors and management of High Point believe the Arrangement is in the best interests of Shareholders and that the Arrangement provides a number of benefits, including:

1.

the Trust will be larger and will have a larger production base and a larger reserve base;

2.

the Trust will be able to use the synergies of the two asset bases to achieve operating cost savings and general and administrative cost savings;

3.

the Trust will have an operating structure that is geared to accelerating the realization of value from High Point's asset base;

4.

the Trust will have increased financial strength that may be utilized in future accretive acquisitions;

5.

Shareholders will receive Trust Units (or Exchangeable Shares that are exchangeable for Trust Units) that offer greater liquidity in markets in both Canada and the United States; and

6.

Shareholders will benefit from the Trust's record of steadily increasing monthly distributions.

Fairness Opinion

The Board of Directors retained FirstEnergy as its independent financial advisor in connection with the Arrangement.  In consideration for its services as financial advisor to High Point, including the provision of the Fairness Opinion, High Point agreed to pay to FirstEnergy a fee and to indemnify it and certain related parties in respect of certain liabilities.  High Point has agreed to pay FirstEnergy a fee for the provision of the Fairness Opinion as well as a fee for advisory services contingent upon completion of the Arrangement.

On May 30, 2005, High Point advised the Board of Directors it would be in a position to provide the Fairness Opinion, subject to the review of final documentation.  On July 18, 2005, FirstEnergy provided the Fairness Opinion.  In the Fairness Opinion, FirstEnergy states that, in its opinion, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.  The Fairness Opinion is subject to certain assumptions and limitations contained therein.

A copy of the Fairness Opinion is attached to this Information Circular as Appendix E and should be read carefully and in its entirety.  Also see "The Arrangement - Effect of the Arrangement Upon Shareholders".

Recommendation of the Board of Directors of High Point

The Board of Directors of High Point has unanimously concluded that the Arrangement is fair to Shareholders, is in the best interests of High Point and the Shareholders, and has authorized the submission of the Arrangement Resolution to Shareholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations, the Board of Directors considered, among others, the following factors:

1.

the purpose and benefits of the Arrangement as outlined herein;

2.

information concerning the financial condition, results of operations, business plans and prospects of the Trust and High Point, and the resulting potential for the enhancement of business efficiency following from the acquisition of High Point;

3.

the liquidity of the Trust Units;

4.

the advice of FirstEnergy that it would be in a position to provide the Fairness Opinion, subject to review of final documentation; and

5.

that Shareholders that oppose the Arrangement may, subject to compliance with certain conditions, exercise their rights of dissent with respect to the Arrangement Resolution and be entitled to be paid the fair value for their High Point Shares in accordance with section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.

The Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Effect of the Arrangement Upon Shareholders

The Arrangement will result in Shareholders (other than Dissenting Shareholders) ultimately receiving for their High Point Shares held on the Effective Date, in the case of Shareholders other than U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders, Trust Units or Exchangeable Shares, or a combination thereof, and in the case of U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders, Trust Units.

Assuming there are no Dissenting Shareholders and assuming that all Options are exercised prior to the Effective Date, there will be an aggregate of approximately 8,898,071 Trust Units and Exchangeable Shares issued to Shareholders pursuant to the Arrangement Agreement.  As a result, there will be an aggregate of approximately 35,688,176 Trust Units and Exchangeable Shares issued and outstanding immediately following completion of the Arrangement.  The Trust Units and Exchangeable Shares issued to Shareholders pursuant to the Arrangement will represent approximately 24.9% of the aggregate Trust Units and Exchangeable Shares issued and outstanding immediately following completion of the Arrangement (assuming exchange of all outstanding exchangeable shares into Trust Units).

Upon completion of the Arrangement, all High Point Shares (other than those held by Dissenting Shareholders) will have been transferred to AcquisitionCo pursuant to the Arrangement, whether or not a Shareholder has voted for or against the Arrangement Resolution or not voted at all.

As a result of the Arrangement, High Point will be a wholly-owned subsidiary of AcquisitionCo and the directors and officers of High Point will be replaced by nominees of Enterra Corp. who will manage the business of High Point.  See "Information Concerning the Trust and AcquisitionCo" and Appendix G - Pro Forma Financial Statements.

Upon completion of the Arrangement, former High Point Shareholders who receive Trust Units pursuant to the Arrangement are expected to receive regular Distributions.  Holders of Exchangeable Shares will not receive Distributions.  Rather, on each Distribution Payment Date, the number of Trust Units into which each Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.

As a result of Shareholders' Common Shares being exchanged for Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of Shareholders' investment will change.  See "Information Concerning the Trust and AcquisitionCo".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit entitles the holder thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided interest in any distribution from the Trust (whether or net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust.  All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.  See "Information Concerning the Trust and AcquisitionCo – Description of Share Capital – The Trust".

Exchangeable Shares

The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units.  Holders of Exchangeable Shares will not receive Distributions from the Trust.  Rather, on each Distribution Payment Date, the number of Trust Units for which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.  See "Information Concerning the Trust and AcquisitionCo – Description of Share Capital – AcquisitionCo".

Pursuant to the terms of the Exchangeable Shares, no Exchangeable Shares may be transferred except in accordance with operation of law or with respect to a registration of share certificates representing Exchangeable Shares that does not involve a change in beneficial ownership. Trust Units issued upon exchange of Exchangeable Shares may not be offered, sold or otherwise transferred in the United States or to or for the account or benefit of a U.S. Person until the 41st day after the date of the exchange.  Any transferee during the time before the expiration of this period must certify in writing that it is not in the United States or a U.S. Person and is not acquiring the Trust Units for the account or benefit of a person in the United States or a U.S. Person, and must agree to abide by the restriction on transfer.  Certificates representing Trust Units issued in exchange for Exchangeable Shares will bear a legend reflecting the restrictions on transfer.

If a holder of Exchangeable Shares is believed to be a person in the United States, a U.S. Person, or a person acting on behalf of a person in the United States or a U.S. Person at the time such Exchangeable Shares are to be exchanged for Trust Units (other than a person who is in the United States, a U.S. Person or a person acting on behalf of a U.S. Person who has provided an opinion of counsel), the transfer agent will not deliver Trust Units to such holder, but rather will cause such Trust Units to be sold on a securities market outside the United States on which the Trust Units may be traded (after the expiration of the 40-day holding), and will distribute the net proceeds of the sale (net of applicable taxes) to such holder.

See also "Other Legal Matters – Securities Law Matters – United States".  For further details on the Trust Units and Exchangeable Shares see "Information Concerning the Trust and AcquisitionCo".

Details of the Arrangement

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a)

the Common Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to

High Point and cancelled as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares by High Point in accordance with the Plan;

(b)

PartnerCo shall subscribe for a 0.01% interest in the High Point Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by PartnerCo to the High Point Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

(c)

subject to the Plan, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units, in exchange for the delivery and assignment by AcquisitionCo to the Shareholder of 0.105 of a Trust Unit;

(d)

subject to the Plan, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares from AcquisitionCo in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of 0.105 of an Exchangeable Share (and the related Ancillary Rights); and

(e)

each Option Common Share (other than those held by or on behalf of a Dissenting Shareholder) shall be transferred to AcquisitionCo and in exchange each such holder of an Option Common Share shall receive 0.105 of a Trust Unit for each such Option Common Share.

For greater certainty, the consideration receivable for Common Shares disposed of by a Shareholder (other than a Dissenting Shareholder) as part of the Arrangement is deemed to be as follows:

(a)

in the case of a Shareholder who has made a valid election or has been deemed to have elected to receive Trust Units for a particular Common Share held by that Shareholder, such Shareholder will receive from AcquisitionCo for such Common Share 0.105 of a Trust Unit;

(b)

in the case of a Shareholder who has made a valid election to receive Exchangeable Shares issued by AcquisitionCo (and the related Ancillary Rights) for a particular Common Share held by that Shareholder, such Shareholder will be issued 0.105 of an Exchangeable Share and delivered the related Ancillary Rights in respect of such Exchangeable Shares; and

(c)

in the case of a Shareholder who has made a valid election to receive Trust Units and Exchangeable Shares (and the related Ancillary Rights) for his Common Shares, such Shareholder shall be deemed to have disposed of each Common Share for part of an Exchangeable Share and part of a Trust Unit.

Only Shareholders who are not U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions or Option Shareholders may elect to receive Exchangeable Shares pursuant to the Arrangement.  Shareholders who do not deposit with the Depositary at the addresses noted in the Letter of Transmittal and Election Form a duly completed of Letter of Transmittal and Election Form by the Election Deadline, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for the Common Shares.

The maximum number of Exchangeable Shares to be issued pursuant to the Plan of Arrangement will be equal to the lesser of (i) 2,500,000 and (ii) the Aggregate Elected Amount.  To the extent that Shareholders duly elect to receive more than such maximum number of Exchangeable Shares available, the maximum number of Exchangeable Shares will be allocated on a pro-rated basis to all such Shareholders who have duly elected to receive Exchangeable Shares and such Shareholders will be deemed to have elected to receive Trust Units for the balance of the Exchangeable Shares that they would otherwise receive.

No certificates representing fractional Exchangeable Shares or Trust Units shall be issued upon the exchange of Common Shares for Exchangeable Shares and/or Trust Units.  In lieu of any fractional securities issued pursuant to the Plan of Arrangement each Shareholder entitled to a fractional Trust Unit or Exchangeable Share, as the case may be, shall either: (a) where the fractional interest is less than 0.5, have its securities rounded down to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be, or (b) where the fractional interest is equal to or greater than 0.5, have its securities rounded up to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be.

See Appendix C – Arrangement Agreement.

Post Arrangement Structure

Following the Effective Date of the Arrangement:

(a)

each Shareholder shall cease to be a holder of Common Shares and the name of such holder shall be removed from the register of Shareholders;

(b)

AcquisitionCo shall become the holder of all of the issued and outstanding Common Shares and shall be added to the register of Shareholders;

(c)

each former Shareholder who receives Trust Units shall have his name added to the register of Unitholders; and

(d)

each former Shareholder (other than a Shareholder that is a U.S. Person, Non-Resident, Tax-Exempt Shareholder, Financial Institution or Option Shareholder) who receives Exchangeable Shares shall have his name added to the register of holders of Exchangeable Shares.

See Appendix C – Arrangement Agreement and "Information Concerning the Trust and AcquisitionCo".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement was entered into as of July 8, 2005 among High Point, the Commercial Trust and AcquisitionCo and contains covenants, representations and warranties of and from each of High Point, the Commercial Trust and AcquisitionCo and various conditions precedent, both mutual and with respect to each party.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Non-Solicitation

Pursuant to the Arrangement Agreement, High Point has agreed to cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Take-over Proposal, except the proposed sale of the Lochend Assets, and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to a Take-over Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

High Point has also agreed that it will not, and it will cause its officers, directors, employees, and any financial advisors or other representatives not to, directly or indirectly:  (i) solicit, facilitate, initiate or encourage any Take-over Proposal; (ii) enter into or participate in any discussions or negotiations regarding any Take-over Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with any Take-over Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or (iv) accept, recommend, approve or enter into an agreement to implement any Take-over Proposal.

These non-solicitation provisions do not prevent the officers, directors and advisors of High Point from entering into or participating in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by High Point or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) is seeking to initiate such discussions or negotiations and, subject to entering into a confidentiality agreement with High Point similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure of the agreement along with all information provided under it to the Commercial Trust), furnishing to such third party information concerning High Point and its business, properties and assets, in each case if, and only to the extent that: (A) the third party has first made a written bona fide Superior Proposal; and (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, High Point provides prompt notice to the Commercial Trust to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality agreement referenced above, and if not previously provided to the Trust, the Commercial Trust or any of their Subsidiaries, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided that High Point shall notify the Commercial Trust orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (the written notice shall include a copy of any proposal and any amendments or supplements thereto, if not previously provided to the Trust, the Commercial Trust or their Subsidiaries, copies of all information provided to the third party and all other information reasonably requested by the Commercial Trust) within 24 hours of receipt, and it shall keep the Commercial Trust informed of the status and details of any such inquiry, offer or proposal and answer the Commercial Trust's questions with respect to the Superior Proposal.

High Point is not prevented by the non-solicitation provisions of the Arrangement Agreement from complying with section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to Shareholders, or accepting, recommending, approving or entering into an agreement to implement a Superior Proposal from a third party, and from taking any action in connection with and/or completing the sale of the Lochend Assets.

High Point is required to give the Commercial Trust, orally and in writing, at least two Business Days' advance notice of any decision by the Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice is to include a summary of the details of the Superior Proposal but shall only identify the third party making the Superior Proposal if required to evaluate the Superior Proposal.

Termination Fees

High Point has agreed to pay to the Commercial Trust a non-completion fee of $5 million in the event that a Commercial Trust Damages Event occurs, provided that the Commercial Trust and AcquisitionCo are not in material breach of any of their respective covenants, agreements, representations and warranties provided in the Arrangement Agreement.

High Point has also agreed that the High Point non-completion fee will be paid within three Business Days of the date of the earliest of any of the Commercial Trust Damages Events to occur and on such date High Point will be deemed to hold such funds in trust for the Commercial Trust until payment thereof.

The Commercial Trust and/or AcquisitionCo have agreed to pay to High Point an aggregate of $5 million within three Business Days of any High Point Damages Event.

The parties have agreed that the payment of the foregoing amounts is the sole monetary remedy of the Commercial Trust, AcquisitionCo or High Point under the Arrangement Agreement.

Termination

The Arrangement Agreement may, subject to its specified terms, be terminated:

(a)

by mutual written consent of the parties to the Arrangement Agreement;

(b)

if the conditions precedent set out in the Arrangement Agreement are not fulfilled by the Effective Date;

(c)

by the Commercial Trust and AcquisitionCo upon the occurrence of a Commercial Trust Damages Event, provided that if the Commercial Trust Damages Event is that the Board has withdrawn or changed any of its recommendations pursuant to the Arrangement Agreement, the Arrangement Agreement may not be terminated by the Commercial Trust unless the Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d)

by High Point in certain cases upon the occurrence of a Commercial Trust Damages Event and payment by High Point of the termination fee required;

(e)

by High Point upon the occurrence of the High Point Damages Event;

(f)

by the Commercial Trust and AcquisitionCo in the event of a High Point Material Change; or

(g)

by High Point in the event of an Enterra Material Change.

Mutual Conditions Precedent

The respective obligations of the parties to the Arrangement Agreement to consummate the transactions contemplated under the Arrangement are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the parties without prejudice to their right to rely on any other of such conditions:

(a)

the Arrangement Resolution shall have been passed by the Shareholders on or prior to September 15, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of the Commercial Trust, AcquisitionCo and High Point, acting reasonably;

(b)

on or prior to September 15, 2005, the Final Order shall have been granted in form and substance satisfactory to the Commercial Trust, AcquisitionCo and High Point, acting reasonably;

(c)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Commercial Trust, AcquisitionCo and High Point, acting reasonably;

(d)

the Arrangement shall have become effective on or prior to September 15, 2005;

(e)

all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX and NASDAQ to the listing of the Trust Units issuable under the Plan of Arrangement and on the exchange of the Exchangeable Shares, securities regulatory authorities in respect of the Trust Units (excluding those issuable under the Exchangeable Shares) being freely tradable in Canada and the U.S. without restriction (other than those associated with "control blocks" in Canada or "affiliates" in the U.S.) or applicable anti-trust authorities, shall have been obtained on terms and conditions satisfactory to High Point and the Commercial Trust, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period, which for greater certainty, does not include approval of the listing of the Exchangeable Shares on any stock exchange;

(f)

receipt of the consent of High Point's lenders to the Arrangement and the consummation thereof on a basis acceptable to the Commercial Trust and High Point, each acting reasonably; and

(g)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

Additional Conditions to Obligations of the Commercial Trust and AcquisitionCo

The obligations of the Commercial Trust and AcquisitionCo to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of High Point to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by High Point;

(b)

High Point shall have furnished the Commercial Trust:

(i)

certified copies of the resolutions duly passed by the Board of Director approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii)

certified copies of the resolutions of Shareholders, duly passed at the Meeting, approving the Arrangement Resolution;

(c)

except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of High Point contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and High Point shall have complied in all material respects with its covenants in the Arrangement Agreement and the Commercial Trust and AcquisitionCo shall have received a certificate to that effect dated the Effective Date from the President of High Point and another senior officer thereof acceptable to the Trust and AcquisitionCo, acting reasonably, acting solely on behalf of High Point and not in their personal capacity, to the best of each of their information and belief having made reasonable inquiry and the Commercial Trust and AcquisitionCo will have no knowledge to the contrary;

(d)

Holders of not greater than 3% of the Common Shares outstanding on the date of the Meeting shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)

the number of Common Shares on a fully-diluted basis immediately prior to the Closing Time shall not exceed 84,743,530;

(f)

all employees, officers and consultants shall be terminated effective as of the Effective Date and the aggregate amount of the Employee Obligations shall not have exceeded $2 million;

(g)

there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of AcquisitionCo (or any Subsidiary thereof) to effectively exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote any such Common Shares, or the ability of AcquisitionCo (or any Subsidiary thereof) to use and enjoy the business of High Point acquired by AcquisitionCo; and

(h)

there shall not have occurred a High Point Material Change.

Additional Conditions to Obligations of High Point

The obligation of High Point to consummate the transactions contemplated by the Arrangement Agreement is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of the Commercial Trust and AcquisitionCo to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by each of them, as the case may be;

(b)

the Commercial Trust shall have furnished High Point with certified copies of the resolutions duly passed by the trustees of the Commercial Trust and the boards of directors of AcquisitionCo and Enterra Corp. approving the Arrangement and the consummation of the transactions contemplated thereby;

(c)

except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of the Commercial Trust and AcquisitionCo contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Commercial Trust and AcquisitionCo shall have complied in all material respects with their covenants in the Agreement and High Point shall have received certificates to that effect dated the Effective Date from a trustee of the Commercial Trust and the President of AcquisitionCo, acting solely on behalf of such entities and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and High Point will have no knowledge to the contrary;

(d)

there shall not have occurred an Enterra Material Change;

(e)

the Voting and Exchange Trust Agreement and the Support Agreement shall have been entered into;

(f)

the Exchangeable Shares shall have been validly created; and

(g)

the Trust Units and Exchangeable Shares issuable pursuant to the Arrangement shall have been deposited with the Depositary, together with an irrevocable direction authorizing and directing the Depositary to deliver the Trust Units and Exchangeable Shares pursuant to the Arrangement to the Holders of the Common Shares who are entitled to receive such Trust Units and Exchangeable Shares in accordance with the Arrangement.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Shareholders voting at the Meeting;

(b)

the Arrangement must be approved by the Court pursuant to the Final Order;

(c)

all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Confirmation of Filing must be issued by the Registrar.

Shareholder Approval

Pursuant to the Interim Order, to be approved, the Arrangement Resolution, subject to further order of the Court, must be passed by not less than two-thirds of the votes cast by Shareholders, voting either in person or by proxy, at the Meeting.  In addition, the Arrangement Resolution must be approved by a majority of votes cast by Shareholders, excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by persons whose votes may not be included in determining minority approval of a business combination pursuant to Rule 61-501.  See "Other Legal Matters – Securities Law Matters" and "General Proxy Matters - Procedure and Votes Required".

Court Approvals

Interim Order

On July 18, 2005 the Court granted the Interim Order providing for the calling of the Meeting and prescribing the conduct of the Meeting and other procedural matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, High Point intends to make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for August 16, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon High Point a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on August 11, 2005.  Service of such notice shall be effected by service upon the solicitors for High Point: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: D.J. McDonald, Q.C.  See "Notice of Petition".

The Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act and will be issued in reliance upon the exemption from registration provided by section 3(a)(10) thereof.  The Court will be advised at the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act with respect to the Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement.

High Point has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, High Point may determine not to proceed with the Arrangement.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, conditional approval of the TSX and NASDAQ for the listing of the Trust Units to be issued under the Arrangement, is a condition precedent to the Arrangement becoming effective.

Timing

If the Meeting is held as scheduled and the Arrangement Resolution is approved by Shareholders as required by the Interim Order, High Point intends to apply for the Final Order approving the Arrangement.  If the Final Order is obtained on August 16, 2005 in form and substance satisfactory to High Point, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, High Point expects the Effective Date will be on or about August 17, 2005.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on August 16, 2005.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Stock Exchange Listings

The outstanding Common Shares are listed and posted for trading on the TSX.  The outstanding Trust Units are listed for trading on the TSX and NASDAQ.  On May 30, 2005, the last trading day prior to announcement of the proposed Arrangement, the closing price of the Common Shares on the TSX was $1.78 per Common Share.  On May 27, 2005, the last trading day prior to announcement of the proposed Arrangement on which the Trust Units traded, the closing price of the Trust Units on the TSX was $25.41 per Trust Unit and on NASDAQ was (US)$20.05 per Trust Unit.  On July 15, 2005, the closing prices of the Common

Shares and the Trust Units on the TSX were $2.71 per share and $30.52 per Trust Unit, respectively, and the closing price of the Trust Units on NASDAQ was (US) $24.96.

It is a condition of the Arrangement that the TSX and NASDAQ shall have conditionally approved the listing of the additional Trust Units to be issued pursuant to the Arrangement.

Procedure for Exchange of Common Shares

A Letter of Transmittal and Election Form is provided with this Information Circular.  In order to receive their Trust Units and/or Exchangeable Shares on the completion of the Arrangement, Shareholders must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Common Shares.  Shareholders (other than U.S. Person, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders) will be required to elect to receive either Trust Units, Exchangeable Shares or a combination of the two for their Common Shares.  U.S. Persons, Non-Residents, Tax-Exempt Shareholders, Financial Institutions and Option Shareholders will be required to elect to receive Trust Units.  Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive Trust Units for all of such Holder's Common Shares pursuant to the Arrangement.

Only holders of Common Shares who are not U.S. Persons, Non-Residents, Tax Exempt Shareholders, Financial Institutions or Option Shareholders may elect to receive Exchangeable Shares pursuant to the Arrangement.  Shareholders who do not deposit with the Depositary at the addresses noted in the Letter of Transmittal and Election Form a duly completed of Letter of Transmittal and Election Form by the Election Deadline, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only Trust Units for their Common Shares.

The maximum number of Exchangeable Shares to be issued pursuant to the Plan of Arrangement will be equal to the lesser of (i) 2,500,000 and (ii) the Aggregate Elected Amount.  To the extent that Shareholders duly elect to receive more than such maximum number of Exchangeable Shares available, the maximum number of Exchangeable Shares will be allocated on a pro-rated basis to all such Shareholders who have duly elected to receive Exchangeable Shares and such Shareholders will be deemed to have elected to receive Trust Units for the balance of the Exchangeable Shares that they would otherwise receive.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and Election Form and any other documents the Depositary reasonably requires, on or before the tenth anniversary of the Effective Date shall cease to represent a right of claim or claim of any kind or nature and the right of the Holder of such Common Shares to receive the certificates representing Trust Units shall be deemed to be surrendered to AcquisitionCo, together with all dividends, distributions or other payments thereof held for such Holder.

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at each Shareholder's risk.  High Point recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If a certificate representing High Point Shares has been lost, apparently destroyed or wrongfully taken, the holder of such High Point Shares should immediately contact Valiant Trust Company, the registrar and transfer agent of the High Point Shares, so that arrangement can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by High Point or Valiant Trust Company in this regard.

If the Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares being deposited or if the certificates representing the Trust Units and /or Exchangeable Shares issuable in exchange for the Common Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Shareholders maintained by High Point 's registrar and transfer agent, the signature on the Letter of Transmittal and Election Form must be medallion guaranteed by an Eligible Institution.  If the Letter of

Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal and Election Form, then the certificate(s) representing Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s).  The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Canadian Federal Income Tax Considerations to Shareholders

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the consideration for the Trust Units received on the completion of the Arrangement exceeds (or is exceeded by) the aggregate of such Shareholder's adjusted cost base of the High Point Shares exchanged for such Trust Units and any reasonable costs of disposition. There is also an opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by disposing of such holder's High Point Shares for consideration which includes Exchangeable Shares (and Ancillary rights) by making a special joint election under section 85 of the Tax Act.  Provided that the High Point Shares continue to be listed on a prescribed stock exchange (which includes the TSX) until the Effective Date, a Non-Resident Shareholder should generally not be subject to any Canadian tax in respect of the steps comprising the Arrangement.

In the opinion of Burnet Duckworth & Palmer LLP, counsel for High Point ("Counsel"), the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who hold High Point Shares and any Exchangeable Shares and Trust Units acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with, and are not affiliated with, High Point, AcquisitionCo, ExchangeCo, the Trust or the Commercial Trust for purposes of the Tax Act.  Generally, the High Point Shares and any Exchangeable Shares and Trust Units received pursuant to the Arrangement will be considered to be a capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade.  Certain Shareholders who reside in Canada and who might not otherwise be considered to hold their High Point Shares and any Trust Units and Exchangeable Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary does not address the Canadian federal income tax consequences applicable to a Shareholder who has acquired High Point Shares on the exercise of an option received in respect of, in the course of, or by virtue of, employment with High Point which are disposed of pursuant to the Arrangement.  Such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Counsel's understanding of the current published administrative and assessing policies of the CRA and certificates to certain factual matters provided on behalf of the Trust to Counsel.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of High Point Shares, Exchangeable Shares and Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their own particular circumstances.  Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Residents of Canada

This portion of the summary is applicable to each Shareholder who is, or is deemed to be, a resident of Canada for the purposes of the Tax Act, or any applicable income tax treaty or convention.

Disposition of High Point Shares for Trust Units

This portion of the summary applies to a Shareholder who receives only Trust Units pursuant to the Arrangement.  Upon a disposition by a Shareholder (other than a Tax-Exempt Shareholder) of High Point Shares for Trust Units, a Shareholder will realize a capital gain (or a capital loss) to the extent that the fair market value of the Trust Units received exceeds (or is exceeded by) the aggregate of the adjusted cost base of such High Point shares to the Shareholder and reasonable costs of disposition.  A Tax-Exempt Shareholder will not be subject to any Part I tax under the Tax Act upon the disposition of High Point Shares for Trust Units.  The cost to a Shareholder of any Trust Units received on the exchange of such Shareholder's High Point Shares will be the fair market value of the Trust Units at the time of the exchange.  See "Taxation of Capital Gains and Capital Losses" below.

Disposition of High Point Shares for Consideration Which Includes the Exchangeable Shares and Ancillary Rights

Shareholders (other than U.S. Persons, Tax-Exempt Shareholders, Non-Residents, Financial Institutions and Option Shareholders) who dispose of their High Point Shares for consideration which includes Exchangeable Shares and the Ancillary Rights will be subject to the income tax consequences as set out below.  Pursuant to the Arrangement, U.S. Persons, Tax-Exempt Shareholders, Non-Residents, Financial Institutions and Option Shareholders are not permitted to receive Exchangeable Shares and the Ancillary Rights.

Absent the elections described herein, a disposition by a Shareholder of High Point Shares for consideration which includes Exchangeable Shares and Ancillary Rights will be characterized as a disposition of the High Point Shares for proceeds of disposition equal to the aggregate fair market value of the Exchangeable Shares (and the Ancillary Rights) and Trust Units with the recognition of a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the High Point Shares to the Shareholder and reasonable costs of the disposition.  See "Taxation of Capital Gains and Capital Losses" below.

A Shareholder who disposes of High Point Shares for consideration which includes Exchangeable Shares and Ancillary Rights may make a joint election with AcquisitionCo pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of such High Point Shares.  The extent of such rollover will depend on the amount specified in that election (the "Elected Amount") and the adjusted cost base to the Shareholder of such High Point Shares immediately before the Effective Time.  Provided that the aggregate adjusted cost base to the Shareholder of High Point Shares and any reasonable costs of disposition equals or exceeds the aggregate of (i) the fair market value of the Ancillary Rights and (ii) the fair market value of the Trust Units acquired by the Shareholder on the disposition of such High Point Shares, the Shareholder may elect so as not to realize any capital gain on the disposition.  In order to make an election, a Shareholder must provide to AcquisitionCo two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shareholder) no later than 60 days after the Effective Date, duly completed with the details of the number of High Point Shares transferred and the applicable Elected Amount for the purposes of the election. The election form will be signed by AcquisitionCo and returned to the Shareholder for filing by the Shareholder with the CRA (and with applicable provincial tax authorities). It is the sole responsibility of the Shareholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (or, if the Shareholder is a partnership, Form T2058, entitled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). Shareholders should consult their own tax advisors to obtain such forms and to determine whether any separate provincial election forms are required.

Where High Point Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of all members of the partnership. Such Form T2058 must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as a letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made:

(a)

the Elected Amount of the High Point Shares may not be less than the aggregate of (i) the fair market value of the Ancillary Rights received by the Shareholder and (ii) the fair market value of the Trust Units;

(b)

the Elected Amount of the High Point Shares may not be less than the lesser of the adjusted cost base to the Shareholder of the High Point Shares determined immediately before the Effective Time, and the fair market value of the High Point Shares at that time; and

(c)

the Elected Amount for the High Point Shares may not exceed such shares' fair market value immediately before the Effective Time.

Where a Shareholder and AcquisitionCo make a joint election, the tax treatment to the Shareholder generally will result in the Shareholder being deemed to dispose of the High Point Shares for proceeds of disposition equal to the Elected Amount. As such, to the extent that the Elected Amount exceeds the adjusted cost base of the High Point Shares disposed of as previously determined, a capital gain will result. See "Taxation of Capital Gains and Capital Losses" below.

AcquisitionCo will make an election under section 85 of the Tax Act and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder. Neither AcquisitionCo nor the Depositary will be responsible for the proper completion or filing of any election. The Shareholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. Under the Arrangement, AcquisitionCo will be required only to execute any election that has been completed and executed by a Shareholder and to forward such election by mail (within 60 days after the receipt thereof by AcquisitionCo) to the Shareholder.  With the exception of the execution of the election by AcquisitionCo, compliance with the requirements for a valid election including selection of the appropriate Elected Amount within the limitations of section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election. Accordingly, neither AcquisitionCo nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any form of election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable legislation).

Any Shareholder who does not ensure that AcquisitionCo has received a duly completed election no later than 90 days after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by AcquisitionCo. Accordingly, all Shareholders who wish to make a joint election with AcquisitionCo should give their immediate attention to this matter.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year is required to be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year again net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax.

Exchange or Redemption of Exchangeable Shares

On the exchange of an Exchangeable Share and related Ancillary Rights by a Shareholder (other than to AcquisitionCo) for Trust Units, the Shareholder generally will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Trust Units received by the Shareholder exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Exchangeable Share and Ancillary Rights to the Shareholder and any reasonable costs of disposition.  In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, respectively, the amount of any such capital loss may be reduced by the amount of dividends if any, received or deemed to have been received by the Shareholder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act.  See Taxation of Capital Gains and Losses above.

On the redemption (including a retraction) of an Exchangeable Share by AcquisitionCo, the Shareholder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the Shareholder from AcquisitionCo on the redemption (the "Redemption Proceeds") exceeds the paid-up capital of the Exchangeable Shares at that time for the purposes of the Tax Act.  In the case of a Shareholder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Shares.

On the redemption of Exchangeable Shares, the Shareholder will also be considered to have disposed of the Exchangeable Shares and related Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition (as reduced by any deemed dividend) exceed (or are exceeded by) the aggregate of the adjusted cost base to the Shareholder of the Exchangeable Shares and the Ancillary Rights and any reasonable costs of the disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, respectively, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, including any dividend that is deemed to be received by the Shareholder on the redemption of the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act.  See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Shareholder of Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Shareholder as capital property to determine the adjusted cost base to the Shareholder of each Trust Unit.

Dividends on the Exchangeable Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares by a Shareholder that is a corporation will be included in computing the corporation's income and will normally be deductible in computing its taxable income.

A Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for the purposes of the Tax Act.  Dividends received or deemed to be received by holders will not be subject to the 10% tax under Part IV.1 of the Tax Act.

Ancillary Rights

A Shareholder who has received Exchangeable Shares will be required to determine the fair market value of the Ancillary Rights on a reasonable basis for purposes of the Tax Act in computing certain amounts described herein.

The Trust is of the view and has advised Counsel that the Ancillary Rights have nominal value. If that view is correct, a Shareholder's receipt of such rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CRA, and Counsel can express no opinion on such factual matters.

If the CRA were to successfully assert that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Shareholder's High Point Shares, the proceeds of disposition deemed to be received by the Shareholder in respect of the grant of the Ancillary Rights by the Shareholder, the Elected Amount in any election under section 85 of the Tax Act and the adjusted cost base to the Shareholder of the Exchangeable Shares. If the CRA successfully asserts that the Ancillary Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Ancillary Rights equal to the amount of such greater value.

Status of the Trust

Enterra Corp. has advised Counsel that the Trust qualifies as a mutual fund trust under the provisions of the Tax Act and is a "registered investment" under the Tax Act and this summary further assumes that the Trust is so registered.

The requirements for the Trust to qualify as a mutual fund for the purposes of the Tax Act include:

(a)

the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

(b)

must comply on a continuous basis with certain in requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units, in this regard, there must be at least 150 Unitholders, each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500; a "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25; and

(c)

continuously from the time of its creation, all or substantially all of the Trust's property must consist of property other than property that would be "taxable Canadian property" for purposes of the Tax Act.

Counsel can provide no assurances that the requirements will continue to be met.

If the Trust were not to qualify as a mutual fund trust or were not to be registered as a registered investment, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the Enterra Corp. Series A notes ("Series A Notes") and other notes held by the Trust that accrues to, becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding year and (ii) the net income of the Commercial Trust paid or payable to the Trust in the year.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income.  The Trust will be entitled to deduct the costs inured by it in connection with the issuance of Trust Units pursuant to the Arrangement (and on previous issuances of Trust Units) on a five-year, straight-line basis (subject to pro-ration for taxation years of the Trust that are less than 365 days). The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above and to the extent permitted under Tax Act. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in that year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount.  Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders.  The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions.  In such circumstances, such net income will be payable to Unitholders in the form of the issuance by the Trust of additional Trust Units ("Reinvested Trust Units").  Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.  A redemption of Trust Units that is effected by a distribution of the Trust to a Unitholder of Series A Notes will be treated as a disposition by the Trust of such Series A Notes for proceeds of disposition equal to the fair market value thereof and may give rise to a capital gain to the Trust.  Pursuant to the Trust Indenture, the Trustee may allocate any taxable capital gain arising on the disposition of Series A Notes pursuant to a redemption of Trust Units to the redeeming Unitholder.

The Trust is a "registered investment' under the Tax Act for Exempt Plans.  The Trust may have its registration revoked by the CRA if it ceases to be a mutual fund trust and does not otherwise qualify for registered investment status.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act.  The payment of Part XII.2 tax by the Trust may have material adverse tax consequences for certain Unitholders.

Taxation of Unitholders

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act.  Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units. Provided that appropriate designations are made by the Trust, such portion of the Trust's net taxable capital gains and taxable dividends, if any, as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The amount of any net taxable capital gains designated by the Trust to a Unitholder will be included in the Unitholder's income under the Tax Act for the year as a taxable capital gain. See "Taxation of Capital Gains and Capital Losses" above. The non-taxable portion of net realized capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. See "Taxation of Capital Gains and Capital Losses" above.

The amount of dividends designated by the Trust to a Unitholder will be subject to, among other things, the gross-up and dividend tax credit provisions for Unitholders who are individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined in the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, the net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for minimum tax.

A Unitholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to an additional refundable tax of 6 2/3% on substantially all of the income, other than taxable dividends, distributed to the Unitholders from the Trust.

Cost of Trust Units

The cost to a Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt.  Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested Trust Units.  Any cash distributions determined to be returns of capital shall reduce the adjusted cost base of Trust Units.  These cost adjustments will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Units to the Unitholder and any reasonable costs of disposition. A redemption of Trust Units in consideration for cash distributed to the Unitholder in satisfaction of the Market Redemption Price, or the issuance of a redemption note ("Redemption Note") by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be. Where Trust Units are redeemed by the distribution of Series A Notes to the Unitholder, the proceeds of disposition to the Unitholder of such Trust Units will generally be equal to the fair market value of the Series A Notes so distributed. Pursuant to the Trust Indenture, any taxable capital gain realized on the distribution of Series A Notes to satisfy the redemption of Trust Units may be allocated to such redeeming Unitholder, in which case such allocation will not generally be included in the proceeds of disposition of such redeeming Unitholder for the purposes of computing any capital gain (or capital loss).

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units. See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Unitholder of any Series A Notes distributed to the Unitholder by the Trust on a redemption of Trust Units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon. Such a Unitholder will be required to include in income interest on such Series A Notes (including interest that had accrued to the date of distribution of the Notes to the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of distribution of the Notes, an offsetting deduction will be available in computing the Unitholder's income.

The cost to a Unitholder of any Redemption Notes issued to the Unitholder by the Trust on a redemption of Trust Units will be equal to the fair market value of such Redemption Notes at the time of distribution. A Unitholder will be required to include in income interest on the Redemption Notes in accordance with the provisions of the Tax Act.

A Unitholder that is corporation that is throughout a relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax-Exempt Unitholders

Provided that the Trust qualifies as a "mutual fund trust" or is a "registered investment" for purposes of the Tax Act at a particular time, the Trust Units will be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust and the Trust's registration as a registered investment under the Tax Act is revoked, the Trust Units will cease to be qualified investments under the Tax Act for Exempt Plans. Where, at the end of a month, an Exempt Plan holds Trust Units or other properties that are not qualified investments, the Exempt Plan may, in respect of that month, be required to pay a tax under Part XI. I of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Trust Units.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times, is not resident in Canada and is not deemed to be resident-in Canada, does not use or hold, and is not deemed to use or hold, High Point Shares and Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Disposition of High Point Shares and Trust Units

A Non-Resident Holder will not be subject to taxation in Canada in respect of (i) the disposition of High Point Shares for the Trust Units or (ii) the disposition or deemed disposition of Trust Units, unless such respective securities constitute "taxable Canadian property" at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.

High Point Shares will generally not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) the High Point Shares were listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of High Point Shares at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property pursuant to specific rules contained in the Tax Act.

The Trust Units will generally not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property pursuant to specific rules contained in the Tax Act.

Trust Distributions

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.  For distributions to persons who are residents of the United States for purposes of the Canada United States Income Tax Convention, 1980, the rate of withholding is generally reduced to 15%.

The Trust will also be obligated to withhold and remit 15% Canadian withholding tax on the non-taxable portion of the Trust's distributions.  This new 15% Canadian withholding tax will only apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the TSX) and the value of the Trust Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of the new 15% Canadian withholding tax is available in limited circumstances subject to the filing of a special Canadian tax return.

A Non-Resident Holder will generally compute the adjusted cost base of a Trust Unit pursuant to the same rules as apply to residents of Canada. For the purposes of computing a Non-Resident Holder's adjusted cost base of a Trust Unit, a distribution paid in respect of a Trust Unit which is subject to the new 15% Canadian withholding tax or the non-taxable portion of the distributions will not reduce the adjusted cost base of such Trust Unit to a Non-Resident Holder.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders

Both resident and Non-Resident Holders are permitted to dissent from the Arrangement.  Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by High Point the fair market value of the High Point Shares held by such Shareholder determined as of the appropriate date.  See "Right to Dissent".  Such Shareholder may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid up capital of the High Point Shares and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of the High Point Shares to the Shareholder immediately before payment of the fair market value of the High Point Shares.  In the case of a Dissenting Shareholder that is a corporation, the entire consideration received may be viewed as the proceeds of disposition of such Shareholder's High Point Shares, with resulting capital gain (or capital loss) computed as described above.  See "Taxation of Capital Gains and Capital Losses" above.  Any deemed dividend considered to be received by a Non-Resident Dissenting Holder will be subject to Canadian non-resident withholding tax of 25% unless reduced by tax treaty.  Additional income tax considerations may be relevant to Dissenting Shareholders.  Dissenting Shareholders should consult with their own tax advisors.

Right to Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his High Point Shares and is qualified in its entirety by reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, the Plan of Arrangement which is attached as Exhibit 1 to the Arrangement Agreement which is Appendix C to this Information Circular, and the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix D.  A Shareholder who intends to exercise Dissent Rights should seek legal advice to ensure that he complies with the provisions of the Interim Order and section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement.  Failure to comply therewith and to adhere to the procedures established therein may result in the loss of all rights thereunder.  The Court hearing the Final Order has the discretion to alter the Dissent Rights described herein with respect to the Arrangement based on the evidence presented at such hearing.

Pursuant to the Interim Order and the Plan of Arrangement, a registered Shareholder is entitled, in addition to any other right such Holder may have, to dissent and to be paid by High Point the fair value of the Common Shares held by such Holder in respect of which such Holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such Holder dissents was adopted provided such Holder complies with section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. A registered Shareholder may dissent only with respect to all of the Common Shares held by such Holder on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name.  Only registered Shareholders may dissent.  Persons who are beneficial owners of High Point Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such securities.  A registered Shareholder such as a broker, who holds High Point Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the High Point Shares held for such beneficial owners.  In such case, the demand for dissent should set forth the number of High Point Shares covered by it.

A Dissenting Shareholder must send to High Point a written objection to the Arrangement Resolution, which written objection must be received by High Point, c/o Burnet, Duckworth &Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Mr. D.J. McDonald, Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.  A Shareholder wishing to exercise the right to dissent shall not vote such holder's High Point Shares at the applicable Meeting, either by the submission of a proxy or by personally voting in favour of the Arrangement Resolution.  A vote against the Arrangement Resolution or an abstention does not constitute a written objection.

For further information, see Appendices B and D for a copy of the Interim Order and the provisions of section 191 of the ABCA, respectively.  A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, as modified by Interim Order and the Plan of Arrangement.  Failure to strictly comply with the provisions of that section and the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

An application may be made to the Court by High Point or by a Dissenting Shareholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Common Shares.  If such an application to the Court is made by High Point or a Dissenting Shareholder, High Point must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the High Point Board of Directors to be the fair value of the Common Shares.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if High Point is the applicant, or within 10 days after High Point is served with notice of the application, if a Dissenting Shareholder is the applicant.  The offer will be made on the same terms to each Dissenting Shareholder, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with High Point with respect to the purchase of his Common Shares in the amount of High Point's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against High Point and in favour of each of those Dissenting Shareholders, and fixing the time within which High Point must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Arrangement becoming effective, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Holder's Common Shares, in the amount agreed to between High Point and the Dissenting Shareholder or in the amount of the judgment, as the case may be.  Until the Arrangement becomes effective, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent or High Point may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

High Point shall not make a payment to a Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that High Point is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of High Point would thereby be less than the aggregate of its liabilities.  In such event, the Dissenting Shareholder retains status as a claimant against High Point to be paid as soon as High Point is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of High Point but in priority to its Shareholders.

Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares in accordance with the Plan of Arrangement.  For greater certainty: (i) in addition to any other restrictions in section 191 of the ABCA, no Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement; and (ii) any provisions of section 191 of the ABCA that would allow the Dissenting Shareholder to receive Trust Units or Exchangeable Shares after the Effective Time shall not be applicable.

It is a condition of the Arrangement that Shareholders holding not more than 3% of the High Point Shares outstanding on the date of the Meeting shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons in the Arrangement

Directors and senior officers of High Point, as a group, own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,860,780 Common Shares, representing approximately 3.6% of the outstanding Common Shares, and hold 3,166,666 Options, representing approximately 60.6% of the outstanding Options (or approximately 7.1% of the aggregate issued and outstanding Common Shares on a fully diluted basis).

High Point has entered into employment agreements with each of its senior officers.  The employment agreements provide that upon a "change of control", and subject to certain conditions being met, the executives may receive certain payments.  High Point has determined that the Arrangement constitutes a change of control pursuant to such agreements and High Point will make certain payments to such persons upon termination of their employment pursuant to the terms of such agreements.  See also "Other Legal Matters – Securities Law Matters – Canada".

As a result of the acquisition proposal to High Point contemplated by the Arrangement, pursuant to High Point's share option plan, all unvested Options became vested.  All holders of Options have agreed that they would exercise their Options for Common Shares prior to the Effective Time or that the Options would be terminated.

The Board of Directors has retained FirstEnergy to be the financial advisors to High Point and the Board with respect to the Arrangement, and to provide the Fairness Opinion.  FirstEnergy has received or will receive fees from High Point for services rendered. See "The Arrangement - Fairness Opinion".

Expenses of the Arrangement

The estimated costs to be incurred by High Point relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate approximately $3.6 million, which includes severance to be paid in accordance with the Employee Obligations.

OTHER LEGAL MATTERS

Securities Law Matters

Canada

The Trust Units and the Exchangeable Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada, including the Authorité des marchés financiers, and the Trust Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.  There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to High Point or the Trust.  The transfers of the Exchangeable Shares will, by their terms, be restricted.

Notice of the proposed Arrangement and of issuance of the Trust Units and Exchangeable Shares pursuant hereto is being submitted to the Authorité des marchés financiers on behalf of the Commercial Trust and AcquisitionCo.  Completion of the Arrangement is subject to approval of the Authorité des marchés financiers in respect of the issuance of the Trust Units and Exchangeable Shares pursuant to the Arrangement to the extent applicable.

Pursuant to High Point's share option plan, all unvested Options became vested as a result of the acquisition proposal contemplated by the Arrangement.  This includes unvested Options held by senior officers and directors of High Point.  The unvested Options held by the senior officers and directors of High Point represent 45% of the total unvested Options, with the remaining 55% being held by other employees and consultants of High Point.  Directors of the Corporation who are not also senior officers each hold unvested Options exercisable at a price of $1.78 per share to purchase 16,667 Common Shares, other than Gary K. Bauer who holds Options to purchase 33,333 Common Shares.  Senior officers of the Corporation hold previously unvested Options exercisable at a price of $1.78 per share as follows:  Glen A. Yeryk (President and Chief Executive Officer) – 33,333, R. James Brown (Vice-President, Finance and Chief Financial Officer) – 116,666, Dennis W. Miller (Vice-President, Production and Operations) – 66,667, Mark Armanious (Vice-President, Exploration) – 20,000, A. Neil McPherson (Vice-President, Land) – 20,000 and Stuart L. Larsen (Controller) – 20,000.  Such Options are all exercisable at a price of $1.78 per share, other than such Options held by Dennis W. Miller which are exercisable at a price of $1.65 per share and certain of the Options held by R. James Brown which are exercisable as to 83,333 Common Shares at $2.06 per share and as to 33,333 Common Shares at $1.74 per share.  In addition, pursuant to employment agreements with Messrs. Yeryk, Brown, Miller, Armanious, McPherson and Larsen, the acquisition of all of the outstanding Common Shares by AcquisitionCo pursuant to the Arrangement will constitute a change of control resulting in High Point being required to pay an amount of $663,000, $231,750, $124,500, $149,600, $137,000 and $119,800, respectively, in the event that such officer's employment is terminated or such officer elects to terminate his employment following the change of control.  The foregoing may be considered a "collateral benefit" for purposes of Rule 61-501.  However, Rule 61-501 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Rule 61-501) beneficially owns, or exercises control or direction over, less than 1% of the outstanding Common Shares.  Each of the directors and officers of High Point whose unvested Options were accelerated as a result of the proposal made by the trust and/or who are entitled to receive any severance payments as a result of the change of control, and their respective associated entities, held less than 1% of the issued and outstanding Common Shares other than Mr. Glen A. Yeryk and his associated entities, who beneficially own, or exercise control or direction over 1,372,267 Common Shares and holds Options to purchase 1,000,000 Common Shares, of which 33.333 were previously unvested.  As a result of Mr. Yeryk being considered to have received a "collateral benefit", the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders, excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by Mr. Yeryk and his associated entities.

United States

The Trust Units and Exchangeable Shares to be issued to the Shareholders will not be registered under the 1933 Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on July 18, 2005 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement is scheduled to be held on August 16, 2005 by the Court.  See "Matters to be Acted Upon at the Meeting – The Arrangement – Procedure for the Arrangement Becoming Effective".

Except for the 40-day hold period imposed on Trust Units issuable upon exchange of the Exchangeable Shares, the Trust Units issued pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of the Trust or High Point prior to the Arrangement or affiliates of the Trust or AcquisitionCo after the Arrangement.  Securities held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell the securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act.  These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of the Trust or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” at times when certain information specified by the Rule 144 is publicly available with respect to the Trust.  Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of the Trust and AcquisitionCo after a period of one or two years, depending upon whether information continues to be publicly available with respect to the Trust.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal holders of equity securities of the issuer.

Subject to certain limitations, including the 40-day hold period for the Trust Units issued upon exchange of the Exchangeable Shares, all holders of the Trust Units received pursuant to the Arrangement may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act.  Generally, subject to certain limitations, holders of Trust Units following the Arrangement who are not affiliates of the Trust or who are affiliates of the Trust solely by virtue of their status as an officer or director of such entity may, under the securities laws of the United States, resell their securities in an “offshore transaction” (which would include a sale through the TSX that is not pre-arranged with a U.S. buyer) if neither the seller nor any person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of a sale of securities by an officer or director who is an affiliate of the Trust solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.  Additional restrictions are applicable to a holder of securities who will be an affiliate of the Trust or AcquisitionCo other than by virtue of his or her status as an officer or director of such entity.

Trust Units issued upon exchange of Exchangeable Shares may not be offered, sold or otherwise transferred in the United States or to or for the account or benefit of a U.S. Person until the 41st day after the date of the exchange.  Any transferee during the time before the expiration of this period must certify in writing that it is not in the United States or a U.S. Person and is not acquiring the Trust Units for the account or benefit of a person in the United States or a U.S. Person and must agree to abide by the restriction on transfer.  Certificates representing Trust Units issued in exchange for Exchangeable Shares will bear a legend reflecting the restrictions on transfer.

The Exchangeable Shares and the Trust Units issuable upon exercise of the Exchangeable Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and may not be issued to or for the account or benefit of a U.S. Person unless an exemption from registration is available.  The Trust Units issuable upon exchange of the Exchangeable Shares may not be delivered to any person in the United States or a U.S. person, or any person that is acting on behalf of a person in the United States or a U.S. Person, unless the Trust receives an opinion of counsel, in form and substance satisfactory to the Trust, that registration under the 1933 Act and applicable state securities laws is not required.  Any Trust Units otherwise deliverable to a person in the United States, a U.S. Person or a person acting on behalf of a person in the United States or a U.S. Person will be dealt with in accordance with the paragraph below.

If a holder of Exchangeable Shares is believed to be a person in the United States, a U.S. Person or a person acting on behalf of a person in the United States or a U.S. Person at the time such Exchangeable Shares are to be exchanged for Trust Units (other than a person who is in the United States, a U.S. Person or a person acting on behalf of a person who is in the United States or a U.S. Person who has provided the opinion of counsel as set out in the paragraph above), the transfer agent will not deliver Trust Units to such holder, but rather will cause such Trust Units to be sold on a securities market outside the United States on which the Trust Units may be traded (after the expiration of the 40-day holding period), and will distribute the net proceeds of the sale (net of applicable taxes) to such holder.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Trust Units and Exchangeable Shares received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 193 of the ABCA, which provides that, where it is impracticable for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by High Point for approval of the Arrangement.  See "The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order".  Although there have been a number of judicial decisions considering this section and applications to various arrangements; there have not been, to the knowledge of High Point, any recent significant decisions which would apply in this instance.  Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of High Point to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of High Point who will be specifically remunerated therefor.  All costs of the solicitation for the Meeting will be borne by High Point.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of High Point Shares.

The persons named in the enclosed forms of proxy are directors and/or officers of High Point.  A Shareholder desiring to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the applicable accompanying form of proxy may do so either by striking out the name of management's designee in the enclosed form of proxy and inserting the name of the desired representative in the blank space provided in the enclosed form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, (Facsimile) 403-233-2857.  The form of proxy must be received by Valiant Trust Company by 4:30 p.m. (Calgary time) at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set forth for the Meeting or any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant on or before the last Business Day preceding the date of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The Record Date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is July 5, 2005.  Only Shareholders whose names have been entered in the registers of the Shareholders on the close of business on the Record Date and holders of Common Shares issued by High Point after the Record Date and prior to the Meeting, will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with High Point).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution.

Beneficial Holders of Common Shares

The information set forth in this section is provided to beneficial holders of Common Shares who do not hold their Common Shares in their own name ("Beneficial Shareholders").  Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of High Point as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting shares for their clients.  High Point does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications

("ADP").  ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP.  Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted.  Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of High Point knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Procedure and Votes Required

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.  In addition, the Interim Order provides that each Shareholder of High Point after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each Shareholder present in person or by proxy at the Meeting will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares, and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares.

Pursuant to the Interim Order:

(a)

each Shareholder will be entitled to one vote at the Meeting for each Common Share held;

(b)

the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by Shareholders. In addition, the Arrangement Resolution must be approved by a majority of votes cast by Shareholders, excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by persons whose votes may not be included in determining minority approval of a business combination pursuant to Rule 61-501.  See "Other Legal Matters - Securities Law Matters - Canada";

(c)

the quorum at the Meeting will be two persons present in person or by proxy and holding or representing not less than 5% of the outstanding Common Shares entitled to be voted at such Meeting; and

(d)

if no quorum of Shareholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present, if at least two, shall be a quorum for all purposes.

INFORMATION CONCERNING HIGH POINT

High Point is a corporation incorporated pursuant to the provisions of the ABCA.  High Point is a public corporation which is engaged in the acquisition, exploration, development and production of crude oil and natural gas in west central Alberta and north eastern British Columbia.  High Point is a reporting issuer or the equivalent thereof in all of the provinces of Canada except for Québec and the Common Shares are listed and posted for trading on the TSX under the symbol "HPR".

High Point owns 100% of the issued and outstanding securities of GRR, SaskCo, 907 and, directly or indirectly, the High Point Partnership.

High Point's principal office is located at 1400, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6 and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada.  Copies of the documents incorporated herein by reference and other information relating to High Point may be obtained on request without charge from the Chief Financial Officer of High Point at its principal office noted above, phone (403) 264-2487 or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.  Upon request, High Point will promptly provide to any Shareholder a copy of any document incorporated by reference herein free of charge.  Financial information in respect of High Point is provided in High Point's comparative financial statements (including those for the year ended December 31, 2004 and the unaudited interim statements for the three months ended March 31, 2005) and the related management's discussion analysis, which are incorporated herein by reference.  The following documents of High Point, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.

High Point's Renewal Annual Information Form dated March 21, 2005 for the year ended December 31, 2004;

2.

the audited comparative consolidated financial statements of High Point and the notes thereto for the years ended December 31, 2004 and 2003, together with the auditors' report thereon;

3.

management's discussion and analysis of the financial condition and operations of High Point for the year ended December 31, 2004;

4.

the audited comparative consolidated financial statements of High Point and the notes thereto for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

5.

the unaudited interim comparative consolidated financial statements of High Point and the notes thereto for the three months ended March 31, 2005;

6.

management's discussion and analysis of the financial condition and operations of High Point for the three months ended March 31, 2005;

7.

the information circular and proxy statement of High Point dated March 11, 2005 for the meeting of Shareholders held on April 29, 2005, excluding "Performance Graph", "Corporate Governance Practices", and Schedule "A" – "High Point Resources Inc. Guideline Compliance Table"; and

8.

High Point's material change report dated June 8, 2005 with respect to the Arrangement.

Any material change reports (excluding confidential reports) and comparative annual financial statements, together with the auditors' report thereon, comparative interim financial statements, and information circulars (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by High Point with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Background

High Point was incorporated as 607572 Alberta Ltd. under the ABCA on April 15, 1994.  On June 24, 1994, High Point changed its name to High Point Energy Corp. and acquired all of the Class A Shares of Cottonwood Oil and Gas Ltd., ("Cottonwood"), and subsequently amalgamated with Cottonwood on September 12, 1995 under the ABCA.

Effective June 19, 2002, pursuant to a plan of arrangement under the ABCA, High Point acquired all of the issued and outstanding common shares of Mesquite Exploration Ltd. ("Mesquite").  At the time of the acquisition, Mesquite had two wholly-owned subsidiaries, each incorporated under the ABCA, being Mesquite Acquisitions Inc. and Mesquite Exploration (SK Assets) Ltd., which became indirect wholly-owned subsidiaries of High Point.  High Point also acquired the Mesquite Production Partnership, the partners of which were Mesquite Exploration (SK Assets) Ltd. and Mesquite.

On January 1, 2003, Mesquite Acquisitions Inc. was amalgamated with Mesquite and Mesquite was subsequently amalgamated with High Point.  Consequently, Mesquite Exploration (SK Assets) Ltd., which later changed its name to High Point Exploration (SK Assets) Ltd., became a direct wholly-owned subsidiary of High Point.  Mesquite's results, to the extent that High Point continued to own Mesquite or its assets, are included in High Point's financial results from the date of acquisition.

Effective July 15, 2003, High Point acquired all of the issued and outstanding shares of Glacier Ridge Resources Ltd. ("Glacier Ridge") in exchange for an aggregate of: (i) $28.5 million in cash; (ii) 6,562,504 common shares of High Point; and (iii) non-interest bearing promissory notes due August 31, 2004 in an aggregate amount equal to a portion of the difference in reserve value of Glacier Ridge's properties on July 1, 2003 compared with April 1, 2003, which amount was not to exceed $4.2 million.  Subsequent to this acquisition, Glacier Ridge changed its name to High Point GRR Ltd.  Glacier Ridge's results are included in High Point's financial statements from the date of acquisition.  Attached hereto as Appendix F are Glacier Ridge's audited financial statements for the year ended December 31, 2002 and interim unaudited financial statements for the six months ended June 30, 2003 and 2002.

Recent Developments

New Reserve Report – Ferrier Area, Alberta

In May, 2005, High Point management engaged Sproule to prepare an updated independent reserve evaluation for the Ferrier area.  The reserves in this area were previously evaluated by GLJ effective December 31, 2004.

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Sproule contained in the Sproule Report.  The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of High Point in the Ferrier Area, Alberta and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.  The Sproule Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

SUMMARY OF OIL AND GAS RESERVES – FERRIER AREA

as of June 30, 2005

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)

PROVED
Developed Producing	0.6	0.5	14,174	11,213	786.8	543.1	3,149.7	2,412.5
Developed Non-Producing	0	0	437	350	23.0	16.0	95.7	74.3
Undeveloped	0	0	2,045	1,550	116.9	81.2	457.7	339.5
TOTAL PROVED	0.6	0.5	16,655	13,113	926.7	640.3	3,703.1	2,826.3

PROBABLE	26.2	23.1	12,559	10,165	673.8	468.8	2,793.1	2,186.1

TOTAL PROVED PLUS PROBABLE	26.7	23.7	29,214	23,278	1,600.5	1,109.2	6,496.2	5,012.4

SUMMARY OF OIL AND GAS RESERVES – FERRIER AREA

as of June 30, 2005

CONSTANT PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)

PROVED
Developed Producing	0.6	0.5	14,174	11,224	786.8	543.1	3,149.7	2,414.4
Developed Non-Producing	0	0	437	350	23.0	16.0	95.7	74.3
Undeveloped	0	0	2,045	1,550	116.9	81.2	457.7	339.5
TOTAL PROVED	0.6	0.5	16,655	13,124	926.7	640.3	3,703.2	2,828.2

PROBABLE	26.2	23.1	12,559	10,178	673.8	468.8	2,793.1	2,188.1

TOTAL PROVED PLUS PROBABLE	26.7	23.6	29,214	23,302	1,600.5	1,109.2	6,496.3	5,016.3

COMPARISON OF OIL AND GAS RESERVES AND NET PRESENT VALUES

OF FUTURE NET REVENUE – FERRIER AREA

FORECAST PRICES AND COSTS

	GLJ Report December 31, 2004		Sproule Report June 30, 2005
RESERVES CATEGORY	Gross	Net	Gross	Net

TOTAL PROVED RESERVES
Light and Medium Oil (mbbl)	1.1	1.0	0.6	0.5
Natural Gas (mmcf)	17,962	14,407	16,655	13,113
Natural Gas Liquids (bbls)	1,082	742	926.7	640.3
TOTAL PROVED (mboe)	4,077	3,144	3,703.1	2,826.3

TOTAL PROVED PLUS PROBABLE RESERVES
Light and Medium Oil (mbbl)	1.3	1.2	26.7	23.7
Natural Gas (mmcf)	21,386	17,126	29,150	23,233
Natural Gas Liquids (bbls)	1,295	888	1,600.5	1,109.2
TOTAL PROVED PLUS PROBABLE (mboe)	4,860	3,744	6,496.2	5,012.4

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s) BASED ON FORECAST PRICES AND COSTS
	GLJ REPORT AS OF DECEMBER 31, 2004 BEFORE INCOME TAXES DISCOUNTED AT (%/year)					SPROULE REPORT AS OF JUNE 30, 2005 BEFORE INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20

PROVED
Developed Producing	63,409	45,715	35,965	29,928	25,848	101,085	71,947	56,729	47,476	41,252
Developed Non-Producing	7,067	5,269	4,200	3,501	3,010	2,399	1,752	1,374	1,130	959
Undeveloped	16,141	9,052	5,853	4,118	3,042	11,070	7,831	5,897	4,627	3,732
TOTAL PROVED	86,617	60,036	46,018	37,547	31,900	114,554	81,530	64,000	53,232	45,943

PROBABLE	19,634	9,828	6,144	4,393	3,401	77,110	37,199	22,044	14,437	9,898

TOTAL PROVED PLUS PROBABLE	106,251	69,864	52,162	41,940	35,301	191,664	118,730	86,045	67,699	55,841

Notes to Reserves Data Tables:

1.

Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates are based on the definitions and guidelines contained in the COGE Handbook.  A summary of those definitions is set forth in High Point’s Renewal Annual Information Form for the year ended December 31, 2004.

3.

Constant and forecast prices and costs utilized in the GLJ report are set forth in High Point’s Renewal Annual Information Form for the year ended December 31, 2004.

4.

Forecast Prices and Costs used in the Sproule Report

The forecast cost and price assumptions utilized by Sproule assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.  Crude oil and natural gas benchmark reference pricing, as at April 30, 2005, inflation and exchange rates utilized by Sproule in the Sproule Report was Sproule’s price forecast as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/mmbtu)	PENTANES PLUS FOB Field Gate ($Cdn/bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(3) ($US/$Cdn)

Forecast
2005	55.42	66.10	8.26	67.70	2.3	0.82
2006	54.17	64.58	8.20	66.14	2.5	0.82
2007	49.51	58.88	7.35	60.30	2.5	0.82
2008	43.92	52.04	6.62	53.30	2.5	0.82
2009	42.45	50.24	6.39	51.45	1.5	0.82
2010	43.09	51.00	6.42	52.23	1.5	0.82
2011	43.74	51.77	6.53	53.02	1.5	0.82
2012	44.39	52.55	6.64	53.81	1.5	0.82
2013	45.06	53.34	6.76	54.63	1.5	0.82
2014	45.74	54.14	6.88	55.45	1.5	0.82
2015	46.42	54.96	7.00	56.29	1.5	0.82
2016	47.12	55.79	7.12	57.13	1.5	0.82
Thereafter(2)

Notes:

(1)

Inflation rates for forecasting prices and costs.

(2)

Prices after 2016 are inflated at 1.5% per year.

(3)

Exchange rates used to generate the benchmark reference prices in this table.

5.

Constant Prices and Costs used in the Sproule Report

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized by Sproule in the Sproule Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS

CONSTANT PRICES AND COSTS(2)

WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/mmbtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/bbl)	EXCHANGE RATE(1) ($US/$Cdn)

$55.42	$62.24	$7.29	$45.10	$0.796

Notes:

(1)

The exchange rate used to generate the benchmark reference prices in this table.

(2)

As at April 30, 2005.

6.

ARTC is not included in the cumulative cash flow amounts in the Sproule Report.

7.

Estimated future abandonment costs related to wells with reserves have been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue   therefrom, there was deducted the reasonable estimated future well abandonment costs.  No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.  Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8.

The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented.  No field inspection was conducted by Sproule.

Operational Update – Ricinus Drilling

On May 26, 2005, High Point issued a press release announcing that the well at 11-17-35-8 W5M in the Ricinus area had been cased for production from the Leduc formation.  The well is expected to be completed and tested by the end of July, 2005, with production expected to commence in September, 2005.

Voting Shares and Principal Holders Thereof

As at June 30, 2005, 79,792,531 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Indebtedness of Directors and Executive Officers

No director or officer of the Corporation, or any associate of any such director or officer, is or has been, at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or has, at any time since the beginning of the most recently completed financial year of the Corporation, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation other than indebtedness owing by directors and officers of the Corporation to the Corporation in the aggregate amount, as at June 30, 2005 of $555,000 incurred in connection with the purchase of Common Shares as set forth in the following table.

Name and Position	Involvement of Issuer	Largest Aggregate Outstanding Amount During 2004 ($)	Amount Outstanding June 30, 2005	Financially Assisted Securities Purchases During 2004 ($)	Security for Indebtedness
Glenn R. Carley Director	Lender	375,000	200,000	Nil	Pledge of Common Shares and Promissory Note with Full Recourse
Glen A. Yeryk, President and Chief Executive Officer	Lender	250,000	200,000	Nil	Pledge of Common Shares and Promissory Note with Full Recourse
Shivon M. Crabtree, Former Vice President, Finance and Chief Financial Officer	Lender	90,000	Nil	Nil	Pledge of Common Shares and Promissory Note with Full Recourse
Mark Armanious, Vice President, Exploration	Lender	175,000	155,000	Nil	Pledge of Common Shares and Promissory Note with Full Recourse

Note:

(1)

The loans are repayable as to 5% on the first and second anniversary of the loan, 20% on the third anniversary of the loan, 30% on the fourth anniversary of the loan and 40% on the fifth anniversary of the loan.  The remaining repayments are on December 20, 2005 and 2006 for Mr. Carley, Mr. Yeryk and Ms. Crabtree and October 31, 2005, 2006 and 2007 for Mr. Armanious, High Point holds the shares pledged under the promissory note.  It is a condition to completion of the Arrangement that these loans be repaid prior to the Effective Time.

Price Range and Trading Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "HPR".  The following table sets forth the high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated (as quoted by the TSX):

Period	High $	Low $	Volume
2004
First Quarter	2.55	2.00	24,308,529
Second Quarter	2.15	1.64	13,270,469
Third Quarter	1.92	1.51	13,647,137
Fourth Quarter	2.05	1.64	17,384,167

2005
First Quarter	1.90	1.36	23,130,814
Second Quarter	2.50	1.40	68,803,584
July (to July 15)	2.84	2.50	12,652,769

On May 30, 2005, the last trading day prior to announcement of the Arrangement, the closing price of the Common Shares was $1.78.  On July 15, 2005 the closing price of the Common Shares was $2.71.

Interest of Experts

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of High Point.  As at June 30, 2005, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.  Ernst & Young LLP are the auditors to High Point.  As at the date hereof, the partners and associates of Ernst & Young LLP hold none of the outstanding Common Shares.  GLJ and Sproule, as at the date hereof, hold none of the outstanding Common Shares.

INFORMATION CONCERNING THE TRUST AND ACQUISITIONCO

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Investor Relations, Enterra Energy Trust at Suite 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6, phone (403) 263-0262 or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.  Upon request, High Point will promptly provide to any Shareholder a copy of any document incorporated herein by reference.  For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained from John Kalman, the Chief Financial Officer of Enterra Corp. at the above-mentioned address and telephone number.  Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)

the amended renewal annual information form of the Trust dated May 30, 2005 for the year ended December 31, 2004 (the "Trust AIF");

(b)

the information circular – proxy statement of the Trust dated April 29, 2005 relating to the annual and special meeting of Unitholders held on June 7, 2005, other than the sections entitled "Report of Compensation Committee", "Trust Performance Graph" and "Corporate Governance";

(c)

the audited comparative consolidated financial statements of the Trust as at and for the financial year ended December 31, 2004 (including the comparative financial statements contained therein), together with the notes thereto and the auditors' report thereon;

(d)

the amended management's discussion and analysis of financial condition and results of operations for the annual comparative financial statements referred to in paragraph (c) above;

(e)

the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2005 (including the comparative financial statements contained therein), together with the notes thereto respecting such time and period;

(f)

the management's discussion and analysis of financial condition and results of operations for the comparative financial statements referred to in paragraph (e) above;

(g)

the audited consolidated financial statements of RME as at and for the financial year ended January 31, 2004 (excluding the comparative financial statements contained therein), together with the notes thereto and the auditors' report thereon;

(h)

the revised unaudited consolidated financial statements of RME as at and for the six months ended July 31, 2004 (excluding the comparative financial statements contained therein), together with the notes thereto respecting such time and period;

(i)

the preliminary short form base shelf prospectus of the Trust dated July 14, 2005;

(j)

the material change report of the Trust dated February 10, 2005 with respect to (i) agreements entered into with JED Oil Inc. and JMG Exploration, Inc., (ii) the approval of a joint trading policy applicable to service providers to the Trust, JED Oil Inc. and JMG Exploration, Inc., and (iii) the filing of a statement of claim against three former officers;

(k)

the material change report of the Trust dated March 1, 2005 with respect to the entering into of a letter of intent for the acquisition of Rocky Mountain Gas, Inc.;

(l)

the material change report of the Trust dated April 29, 2005 with respect to the financing agreement between the Trust and Kingsbridge Capital Limited; and

(m)

the material change report of the Trust dated June 8, 2005 with respect to the Arrangement and the appointment of a management company and a new Chief Executive Officer and a new Chief Financial Officer.

Any material change reports (excluding confidential reports) and comparative annual financial statements, together with the Auditors' Report thereon, comparative interim financial statements, and information circulars (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

General

The Trust

The Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to an indenture dated as of October 24, 2003 between Enterra Energy Corp. and Olympia.  The head and principal office of the Trust is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

AcquisitionCo

AcquisitionCo was created by amalgamation pursuant to the ABCA on September 29, 2004.  All of the outstanding common shares of AcquisitionCo are held by the Commercial Trust.  AcquisitionCo's head and principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Commercial Trust

The Commercial Trust is an unincorporated trust governed by the laws of the Province of Alberta.  The Trust holds all of the issued and outstanding trust units of the Commercial Trust.

Significant Acquisitions

On September 29, 2004, AcquisitionCo completed the acquisition of RME by way of a plan of arrangement whereby AcquisitionCo acquired all of the issued and outstanding common shares of RME.  The transaction was valued at approximately $55 million.  For additional information on the acquisition of RME, refer to the disclosure under "General Development of the Business of the Trust – Acquisitions and Dispositions – 2004 Acquisitions" at page 8 of the Trust AIF.  The audited consolidated financial statements of RME for the year ended January 31, 2004 and the unaudited interim financial statements of RME for the six months ended July 31, 2004 and 2003 are incorporated by reference in this Information Circular.

Pursuant to the Arrangement, AcquisitionCo will acquire all of the issued and outstanding High Point Shares.  Such acquisition will constitute a "significant acquisition" for the Trust in accordance with NI 44-101.  The audited consolidated financial statements of High Point for the years ended December 31, 2004, 2003 and 2002 and the unaudited interim financial statements of High Point for the three months ended March 31, 2005 and 2004 are incorporated by reference herein.  See "Information Concerning High Point Resources Inc."  The unaudited pro forma financial statements of the Trust and High Point are contained in Appendix G hereto.

Description of Share Capital

The Trust

For information on the share capital of the Trust, refer to the disclosure contained under the heading "Additional Information Respecting the Trust" in the Trust AIF, which disclosure is incorporated herein by reference.

AcquisitionCo

AcquisitionCo is authorized to issue an unlimited number of common shares, an unlimited number of 12 separate classes of preferred shares and an unlimited number of exchangeable shares, issuable in series.  Prior to Closing, AcquisitionCo will create the Exchangeable Shares, of which an unlimited number will be authorized.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of AcquisitionCo and to one vote at such meetings.  The holders of common shares shall be entitled to receive dividends if, as and when declared by the board of directors of AcquisitionCo.  Subject to the rights of the holders of any other class of shares of AcquisitionCo entitled to receive dividends in priority to or concurrently with the holders of common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of AcquisitionCo.  The holders of common shares will be entitled to share equally in any distribution of the assets of AcquisitionCo upon the liquidation, dissolution, bankruptcy or winding up of AcquisitionCo or other distribution of its assets among its shareholders for the purpose of winding up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.  All issued and outstanding common shares are held by the Commercial Trust.

Preferred Shares

AcquisitionCo has created and authorized for issuance 12 classes of preferred shares.  The preferred shares can be redeemed in whole or in part at any time by AcquisitionCo or at the request of the holder at a redemption price per share equal to $1.00 plus all unpaid dividends accrued in respect thereof.  Preferred shares of each class will rank prior to the common shares with respect to the payment of dividends, and prior to the common shares and to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of AcquisitionCo.  All issued and outstanding preferred shares are held by the Commercial Trust.

Exchangeable Shares

Prior to Closing, AcquisitionCo will create the Exchangeable Shares, which are to have rights, privileges, restrictions and conditions attaching thereto as substantially set forth in the Exchangeable Share Provisions.  The following is a summary description of the material provisions of the Exchangeable Shares and the Ancillary Rights of holders of Exchangeable Shares under the terms of Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and the Support Agreement.  This summary is qualified in its entirety by reference to the full text of (i) the Exchangeable Share Provisions, (ii) the Support Agreement and (iii) the Voting and Exchange Trust Agreement, which are attached as Exhibits 2, 3 and 4 to the Arrangement Agreement, which is attached to this Information Circular as Appendix C.

Each Exchangeable Share shall have economic rights (including the right to have the Exchange Ratio adjusted to account for Distributions paid to holders of Trust Units) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time.  In addition, holders of Exchangeable Shares shall have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange.  Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares, irrespective of the type of event which gives rise to the exchange or whether the exchange occurs by way of redemption, retraction, purchase, or otherwise.  In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will either:  (a) where the fractional interest is less than 0.5, be rounded down to the nearest whole number of Trust Units, or (b) where the fractional interest is equal to or greater than 0.5, be rounded up to the nearest whole number of Trust Units.  Holders of Exchangeable Shares will not receive cash Distributions from the Trust.  Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders.

The Exchangeable Shares and the Trust Units issuable upon exercise of the Exchangeable Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and may not be issued to or for the account or benefit of a U.S. Person unless an exemption from registration is available.  The Trust Units issuable upon exchange of the Exchangeable Shares may not be delivered to any person in the United States or a U.S. person, or any person that is acting on behalf of a person in the United States or a U.S. Person, unless the Trust receives an opinion of counsel, in form and substance satisfactory to the Trust, that registration under the 1933 Act and applicable state securities laws is not required.  Any Trust Units otherwise deliverable to a person in the United States, a U.S. Person or a person acting on behalf of a person in the United States or a U.S. Person will be dealt with as described under "13.  Non-Resident Holder".

1.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of AcquisitionCo, and prior to the common shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of AcquisitionCo.

2.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of AcquisitionCo.  In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

3.

Certain Restrictions

AcquisitionCo will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a)

pay any dividend on its common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b)

redeem, purchase or make any capital distribution in respect of its common shares or any other shares ranking junior to the Exchangeable Shares;

(c)

redeem or purchase any other shares of AcquisitionCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)

amend the articles or by-laws of AcquisitionCo in any manner that would materially adversely affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in (a), (b) and (c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

4.

Liquidation or Insolvency of AcquisitionCo

In the event of the liquidation, dissolution or winding up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from AcquisitionCo, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Commercial Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding at a purchase price per Exchangeable Share to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders of the Exchangeable Shares will be obligated to sell such Exchangeable Shares to the Commercial Trust or ExchangeCo, as applicable.  This right will be exercisable by either the Commercial Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee, on behalf of the holders of the Exchangeable Shares, will have the right to require the Commercial Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time, as described under the heading "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo - Voting and Exchange Trust Agreement - Optional Exchange Right".

5.

Restrictions on Transfer

No Exchangeable Shares may be transferred except in accordance with operation of law or with respect to a registration of share certificates representing Exchangeable Shares that does not involve a change in beneficial ownership.  Trust Units issuable pursuant to the Exchangeable Shares may not be offered, sold or otherwise transferred in the United States or to or for the account or benefit of a U.S. Person until a date which is 41 days after the date of their issuance.  No sale or transfer occurring before the expiration of such period will be recognized unless the transferee certifies in writing that it is not in the United States or a U.S. Person, and it is not acquiring the Trust Units for the account or benefit of a U.S. Person, and agrees in writing to be bound by this restriction on transfer.  Certificates representing Trust Units issued pursuant to the Exchangeable Shares shall bear a legend setting forth this restriction on transfer.

6.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement will provide that in the event of a Trust liquidation event, as described below, the Commercial Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold his Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time.  For the purposes hereof, "Trust liquidation event" means:

(a)

any determination by the Trust to institute voluntary liquidation, dissolution or winding up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b)

the earlier of (i) the Trust receiving notice of, and (ii) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

7.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Commercial Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the market value of that number of Trust Units which is equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of that number of Trust Units.  Holders of the Exchangeable Shares may request redemption by presenting to AcquisitionCo or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request (a "Retraction Request") and such other documents as may be reasonably required by AcquisitionCo to effect the redemption of the Exchangeable Shares.  Subject to revocation as described below, the redemption will become effective on the Retraction Date, which will be seven Business Days after the date on which AcquisitionCo or the transfer agent receives the retraction notice.  Unless otherwise requested by the holder and agreed to by AcquisitionCo, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date.  In this case, the Retraction Date will instead occur on such Distribution Payment Date.  The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests AcquisitionCo to redeem the Exchangeable Shares, the Commercial Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested AcquisitionCo to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time.  At the time of a Retraction Request by a holder of Exchangeable Shares, AcquisitionCo will immediately notify the Commercial Trust and ExchangeCo.  The Commercial Trust or ExchangeCo must then advise AcquisitionCo within two Business Days as to whether the Retraction Call Right will be exercised.  A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Commercial Trust or ExchangeCo nor be redeemed by AcquisitionCo.  If the holder does not revoke his Retraction Request, the Exchangeable Shares that the holder has requested AcquisitionCo to redeem will on the Retraction Date be purchased by the Commercial Trust or ExchangeCo or redeemed by AcquisitionCo, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.  In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Commercial Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Commercial Trust nor ExchangeCo has exercised the Retraction Call Right.  See "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo – Voting and Exchange Trust Agreement – Optional Exchange Right".

The Retraction Call Right will be exercisable by either the Commercial Trust or ExchangeCo.  If, as a result of solvency provisions of applicable law, AcquisitionCo is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, AcquisitionCo will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law.  The holder of any Exchangeable Shares not redeemed by AcquisitionCo will be deemed to have required the Commercial Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.  See "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo – Voting and Exchange Trust Agreement – Optional Exchange Right".

8.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right (as that term is defined below) of the Commercial Trust and ExchangeCo, AcquisitionCo:

(a)

will, on January 19, 2007, subject to extension of such date by the board of directors of AcquisitionCo (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the market value of that number of Trust Units which is equal to the Exchange Ratio as at that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of that number of Trust Units; and

(b)

may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 5% of the number of Exchangeable Shares that are issued on the Effective Date (excluding for such purposes Exchangeable Shares held by the Trust and its Subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share, to be satisfied by the delivery of such number of Trust Units as is equal to the Exchange Ratio at such time.

AcquisitionCo will, at least 30 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by AcquisitionCo.

The Commercial Trust and ExchangeCo will have the overriding right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by AcquisitionCo on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its Subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Commercial Trust or ExchangeCo, as applicable.  If either the Trust or ExchangeCo exercises the Redemption Call Right, then AcquisitionCo's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.  The Redemption Call Right may be exercised by either the Commercial Trust or ExchangeCo.

9.

Voting Rights

Except as required by applicable law and as is set forth below under the heading "Amendment and Approval", the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or attend any meeting of the shareholders of AcquisitionCo or to vote at any such meeting.  Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement.  See "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo – Voting and Exchange Trust Agreement – Voting Rights".

10.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof.  Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its Subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy.  In the event that no such quorum is present at such meeting within one half-hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called.  At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its Subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

11.

Right to Withhold

AcquisitionCo, the Commercial Trust, ExchangeCo and the transfer agent shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Exchangeable Shares, whether payable pursuant to the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement or otherwise, such amounts as are required to be deducted and withheld under applicable law (including under the Income Tax Act).  AcquisitionCo, the Commercial Trust, ExchangeCo and the transfer agent will be authorized to sell or otherwise dispose of such portion of the consideration otherwise payable by them to a holder of Exchangeable Shares as is necessary to provide sufficient funds for them to be able to comply with such deduction or withholding requirements and they shall, following such deduction or withholding, remit to such holder any unapplied balance of the net proceeds of such sale.

12.

Agreements in Support of the Exchangeable Share Provisions

In order to make effective and give full effect to the Exchangeable Share Provisions, the Trust, the Commercial Trust, AcquisitionCo and ExchangeCo will enter into the Support Agreement and the Voting and Exchange Trust Agreement.  See "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo – Voting and Exchange Trust Agreement" and "Information Concerning the Trust and AcquisitionCo – Additional Information Concerning AcquisitionCo – Support Agreement".

13.

Non-Resident Holder

The obligation of AcquisitionCo, the Commercial Trust or ExchangeCo to pay the Retraction Price, Liquidation Amount or Redemption Price in respect of the Exchangeable Shares which are held by a resident of a country other than Canada, a person in the United States, a U.S. Person, or a person acting behalf of a person in the United States or a U.S. Person (other than a person in the United States, a U.S. Person, or a person acting on behalf of a person in the United States or a U.S. Person who has provided an opinion of counsel in form and substance satisfactory to the Trust that registration under the 1933 Act and applicable state securities laws is not required), may be satisfied by delivering the Trust Units which would have been received by the affected holder to the transfer agent, who shall sell such Trust Units on a stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Additional Information Concerning AcquisitionCo

Voting And Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a special voting right (the "Special Voting Right") to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust or any of its Subsidiaries) of the Exchangeable Shares.  The Special Voting Right carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the outstanding Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled.  With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right is exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder.  The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, the related meeting materials, a statement as to the current Exchange Ratio, and instructions and documents pertaining to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, all such materials to be sent at the same time as the Trust sends notice of such meeting and related materials to the Unitholders.  The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders.  To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.  With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments not inconsistent with the terms of the Voting and Exchange Trust Agreement, or curing ambiguities or clerical errors, and making any amendments or modifications that are not inconsistent with the terms of the terms of the Voting and Exchange Trust Agreement that the parties may agree to make (in each case provided that the board of directors of AcquisitionCo is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a)

an Insolvency Event; or

(b)

circumstances in which the Commercial Trust or ExchangeCo may exercise the Call Rights held by them under and pursuant to the terms of the Exchangeable Share Provisions, but elect not to exercise such Call Rights;

a holder of Exchangeable Shares will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to require the Commercial Trust or ExchangeCo to purchase all or part of the Exchangeable Shares held by such holder (the "Optional Exchange Right"). Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Commercial Trust and ExchangeCo, AcquisitionCo, the Commercial Trust or ExchangeCo will give notice thereof to the Voting and Exchange Trust Agreement Trustee. As soon as practicable thereafter, the Voting and Exchange Trust Agreement Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Commercial Trust or ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right may only be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the day of closing of the purchase and sale of such Exchangeable Share under the Optional Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, AcquisitionCo is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions (and provided that neither the Commercial Trust nor ExchangeCo have exercised their call rights in respect of such shares, and provided further that such holder has not revoked the request to have AcquisitionCo redeem such shares), the holder will be deemed to have exercised the

Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Commercial Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

The Voting and Exchange Trust Agreement also provides for the automatic exchange of all outstanding Exchangeable Shares immediately prior to a Trust liquidation event.  See "Information Concerning the Trust and AcquisitionCo – Description of Share Capital – AcquisitionCo – Exchangeable Shares – Automatic Exchange Right on Liquidation of the Trust".

Where the application of the provisions of the Voting and Exchange Trust Agreement would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Trust Unit on exchange of such holder's Exchangeable Shares, then the number of Trust Units to be delivered to such holder will either:  (a) where the fractional interest is less than 0.5, be rounded down to the nearest whole number of Trust Units; or (b) where the fractional interest is equal to or greater than 0.5, be rounded up to the nearest whole number of Trust Units.

Support Agreement

Under the Support Agreement, the Trust, AcquisitionCo, the Commercial Trust and ExchangeCo will agree that:

(a)

the Trust, AcquisitionCo, the Commercial Trust and ExchangeCo take all actions and do all things necessary to ensure that AcquisitionCo, the Commercial Trust and ExchangeCo, as the case may be, are able to pay to the holders of the Exchangeable Shares (which payment obligation entails the requirement to deliver Trust Units) the Liquidation Amount (as defined in the Exchangeable Share Provisions) in the event of a liquidation, dissolution or winding up of AcquisitionCo or any other distribution of assets of AcquisitionCo for the purposes of the winding-up of its affairs, and the Retraction Price, Purchase Price or Redemption Price (as each such term is defined in the Exchangeable Share Provisions), as the case may be, in connection with a retraction or redemption of Exchangeable Shares in accordance with the Exchangeable Share Provisions; and

(b)

the Trust, AcquisitionCo, the Commercial Trust and ExchangeCo will take all actions and do all things necessary to ensure that AcquisitionCo, the Commercial Trust and ExchangeCo, as the case may be, are able to perform their respective obligations under the Voting and Exchange Trust Agreement, including their obligation to cause Trust Units to be delivered to holders of Exchangeable Shares in accordance with the provisions of Article 5 of such agreement;

(c)

the Trust and the Commercial Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding up of AcquisitionCo, unless the prior approval of holders of Exchangeable Shares is obtained.

The Support Agreement also provides that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a)

additional Trust Units or securities exchangeable for or convertible into or carrying rights to acquire Trust Units;

(b)

rights, options or warrants for the purchase of Trust Units or securities exchangeable for or convertible into or carrying rights to acquire Trust Units; or

(c)

units or securities of the Trust other than those referred to in (a) and (b) above, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an economically equivalent distribution is made to holders of Exchangeable Shares, an economically equivalent change is made to the Exchangeable Shares, such issuance or distribution is made in connection with a distribution reinvestment plan instituted for Unitholders or a Unitholder rights protection plan approved for Unitholders or the approval of AcquisitionCo and the holders of the Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction that affects the existence or terms of the Trust Units unless the same or an economically equivalent change is simultaneously made to the Exchangeable Shares or the approval of AcquisitionCo and the holders of Exchangeable Shares has been obtained.

In the event of any proposed take-over bid or similar transaction affecting the Trust Units which is recommended by the Trust or is effected with the consent for approval of the Trust or the board of directors of Enterra Corp., the Trust and AcquisitionCo will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The board of directors of AcquisitionCo is responsible to determine the economic equivalency of distributions, changes, transaction terms or other matters, as described above.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making any necessary amendments, changes or corrections which are required for curing ambiguities or clerical errors, and making any amendments or modifications that are not inconsistent with the terms of the Support Agreement that the parties may agree to make (in each case provided that the board of directors of AcquisitionCo is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its Subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Distributions

Since the date of the Trust AIF, the Trust has paid a monthly cash distribution of $0.15 per Trust Unit, which distribution was paid on June 15, 2005.  The Trust has declared a distribution of $0.16 per Trust Unit to be paid on July 15, 2005 to Unitholders of record on June 28, 2005.

Capitalization

The following table sets forth the consolidated capitalization of the Trust as at June 30, 2005, both before and after giving effect to the Arrangement:

	Authorized	As at June 30, 2005 before giving effect to the Arrangement	As at June 30, 2005 after giving effect to the Arrangement
Bank Indebtedness(1)	$41,000,000	$31,000,000	$96,695,000
Capital Lease(2)	-	$2,924,000	$2,924,000
Trust Units(3)(4)(5)	Unlimited	26,790,105 Trust Units	34,688,176 Trust Units

Notes:

(1)

Bank indebtedness represents the outstanding balance under a credit facility consisting of two revolving lines of credit (one of $36,000,000 and the other of $5,000,000).  Drawings on the credit facility bear interest at 1.6% above the bank's prime lending rate.  After giving effect to the Arrangement, includes bank indebtednesss of High Point.

(2)

The term of the capital lease obligation runs until October 1, 2007.

(3)

Based on the issuance of 7,898,071 Trust Units and 1,000,000 Exchangeable Shares pursuant to the Arrangement.

(4)

As at June 30, 2005, there were outstanding Options to acquire 1,057,500 Trust Units under the Trust's unit option plan and outstanding warrants to purchase 301,000 Trust Units from October 22, 2005 through April 22, 2007.

(5)

As at June 30, 2005 there were: (i) 397,745 Enterra Energy Corp. exchangeable shares outstanding which, at the exchange ratio in effect on June 30, 2005, were exercisable at the holders' option for no further consideration for 1.13838 Trust Units; and (ii) 736,842 Enterra US Acquisitions Inc. exchangeable shares outstanding, each of which will be automatically exchanged on June 1, 2006 for one Trust Unit.

Prior Sales

Since December 31, 2004, the Trust has not entered into nor issued any Trust Units as part of an equity offering.

Legal Proceedings

On October 24, 2003, a statement of claim was filed with the Court of Queen's Bench of Alberta against Enterra in the amount of approximately $12.0 million or as proven by trial.  The claimant is requesting the Trust complete a property purchase for which Enterra had ended negotiations in 2003.  Enterra has filed a statement of defence and a counterclaim.  As at the date of the Information Circular, the outcome of this claim is not determinable.

Material Contracts

Since the date of the Trust AIF, neither the Trust or the Commercial Trust has entered into any material contracts, other than the Arrangement Agreement, and the Trust Unit Purchase Agreement dated April 22, 2005 between Kingsbridge Capital Limited and Enterra Energy Trust, as amended by the Amendment dated July 6, 2005 between Kingsbridge Capital Limited and Enterra Energy Trust, as described in the preliminary short form base shelf prospectus incorporated by reference herein.

PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

The following table sets out certain consolidated financial information for High Point and the Trust as at and for the year ended December 31, 2004 and as at and for the three months ended March 31, 2005 and certain unaudited pro forma consolidated financial information for the Trust as at and for the year ended December 31, 2004 and as at and for the three months ended March 31, 2005.  See also the Pro Forma Financial Statements attached at Appendix G – Pro Forma Financial Statements.

	High Point		The Trust		The Trust (Pro Forma)
	As at March 31, 2005 (unaudited)	As at and for the year ended December 31, 2004	As at March 31, 2005 (unaudited)	As at and for the year ended December 31, 2004	As at March 31, 2005 after giving effect to the Arrangement (unaudited)	As at and for the year ended December 31, 2004 after giving effect to the Arrangement(1)(2) (unaudited)
Revenue, before royalties less transportation costs ($000's)	11,357	41,825	30,050	108,293	41,407	164,299
Funds from operations ($000's) Per Common Share/Unit ($) Basic Diluted	6,363 0.08 0.08	22,166 0.29 0.29	14,858 0.57 0.56	50,242 2.15 2.13	21,220 0.60 0.60	78,602 2.44 2.42
Net Earnings ($000's) Per Common Share/Unit ($) Basic Diluted	976 0.01 0.01	3,016 0.04 0.04	4,388 0.17 0.17	14,764 0.63 0.63	6,388 0.18 0.18	16,546 0.51 0.51
Net Debt ($000's)	80,075	62,004	42,654	44,934	119,117	--
Average Common Shares/Trust Units(3) outstanding ($000's) Basic Diluted	78,983 79,658	75,767 77,130	26,277 26,504	23,328 23,561	35,175 35,402	32,226 32,459

Notes:

(1)

Rows may not add as pro forma information is also after giving effect to the acquisition by AcquisitionCo of RME and certain other pro forma information.

(2)

And after giving effect to the acquisition of RME by AcquisitionCo.

(3)

Assuming exchange of outstanding exchangeable shares into Trust Units based upon the exchange ratios in effect on such dates.

Combined Operational Information After Giving Effect to the Arrangement

The following table sets out certain operational information for High Point and the Trust as at and for the year ended December 31, 2004 and certain pro forma operational information for High Point and the Trust as at and for the year ended December 31, 2004 after giving effect to the Arrangement and the acquisition by AcquisitionCo of RME.  See also "Information Concerning the Trust and AcquisitionCo".

	High Point	The Trust and RME	The Trust (Pro Forma)(1)
Average Daily Production
Oil & NGLs (bbls/d)	481	5,821	6,889
Natural gas (mcf/d)	15,166	6,817	23,578
Oil equivalent (boe/d)	3,009	6,957	10,818

Proved Reserves(2)
Oil & NGLs (mbbls)	1,844	6,149	7,993
Natural gas (mmcf)	43,851	7,418	51,279
Oil equivalent (mboe)	9,153	7,386	16,539

Proved and Probable Reserves
Oil & NGLs (mbbls)	2,442	7,872	10,314
Natural gas (mmcf)	54,537	9,223	63,760
Oil equivalent (mboe)	11,531	9,409	20,940

Net undeveloped land (acres) (as at December 31, 2004)	107,784	61,332	169,116

Notes:

(1)

With respect to production data, rows may not add as pro forma information is also after giving effect to the acquisition by AcquisitionCo of RME and certain other pro forma information.

(2)

Reserves are gross reserves based on forecast prices and costs as at December 31, 2004.

(3)

Updated reserves of High Point in the Ferrier area as evaluated in the Sproule Report as at June 30, 2005 are described under "Information Concerning High Point Resources Inc. – Recent Developments" and are not reflected in the foregoing.

OTHER MATTERS

Management of High Point knows of no amendments, variations or other matters to come before the Meeting; however, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

AUDITORS' CONSENTS

High Point Auditors' Consent

To the Board of Directors of High Point Resources Inc.

We have read the Information Circular and Proxy Statement Plan of Arrangement involving High Point Resources Inc. (“High Point”), Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp. and High Point Shareholders dated July 18, 2005 (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use, through incorporation by reference, in the above mentioned Information Circular of our report to the shareholders of High Point on the consolidated balance sheets of High Point as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  Our report is dated March 9, 2005.

We also consent to the use, through incorporation by reference, in the above mentioned Information Circular of our report to the shareholders of High Point on the consolidated balance sheets of High Point as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  Our report is dated March 9, 2004.

(signed) "ERNST & YOUNG LLP"

Chartered Accountants

July 18, 2005

Calgary, Canada

Glacier Ridge Resources Ltd. Auditors' Consent

We have read the information circular and proxy statement dated July 18, 2005 relating to the plan of arrangement involving High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp., and High Point Shareholders.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use in the above-mentioned information circular and proxy statement of our report to the shareholders of Glacier Ridge Resources Ltd. (the “Company”) on the balance sheet of the Company as at December 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended.  Our report is dated April 5, 2003.

(signed) "MEYERS NORRIS PENNY LLP"
Chartered Accountants

July 18, 2005
Calgary, Canada

Enterra Energy Trust Auditors’ Consent

The Board of Directors of Enterra Energy Corp.,
as Administrators of Enterra Energy Trust

We have read the information circular and proxy statement in respect of the plan of arrangement involving High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp., and High Point Shareholders dated July 18, 2005.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Enterra Energy Trust on the consolidated balance sheet of the Trust as at December 31, 2004 and the consolidated statements of earnings and accumulated earnings and cash flows for the year ended December 31, 2004.  Our report is dated March 31, 2005.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
July 18, 2005

The Board of Directors of Enterra Energy Corp.,
as Administrators of Enterra Energy Trust

We have read the information circular and proxy statement dated July 18, 2005 relating to the plan of arrangement involving High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp., and High Point Shareholders.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular and proxy statement of our report to the board of trustees and the unitholders of the Trust on the consolidated balance sheet of the Trust as at December 31, 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for each of the years in the two year period ended December 31, 2003 prior to the adjustments for the change in the Trust’s accounting policy for asset retirement obligations as described in Note 3(c) of the consolidated financial statements.  Our report is dated March 5, 2004 (except for Note 17(g) which is as of June 17, 2005).

(signed) "DELOITTE & TOUCHE LLP"
Chartered Accountants

Calgary, Alberta
July 18, 2005

Rocky Mountain Energy Corp.'s Auditors' Consent

The Board of Directors of Enterra Energy Corp.,
as Administrators of Enterra Energy Trust

We have read the information circular and proxy statement dated July 18, 2005 relating to the plan of arrangement involving High Point Resources Inc., Enterra Energy II Partner Corp., Rocky Mountain Acquisition Corp., and High Point Shareholders.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of Rocky Mountain Energy Corp. on the consolidated balance sheet as at January 31, 2004 and the consolidated statements of income and retained earnings and cash flows for the year ended January 31, 2004.  Our report is dated May 6, 2004.

(signed) "BDO DUNWOODY LLP"
Chartered Accountants

Calgary, Alberta
July 18, 2005

A-1

APPENDIX A
ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.

the arrangement ("Arrangement") under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Exhibit 1 to Appendix C to the Information Circular and Proxy Statement of High Point Resources Inc. ("High Point") dated July 18, 2005 accompanying the notice of this meeting (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved;

2.

the arrangement agreement (the "Arrangement Agreement") dated as of  July 8, 2005 among High Point, Enterra Energy Commercial Trust and Rocky Mountain Acquisition Corp., a copy of which is attached as Appendix C to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of High Point may, without further notice to or approval of the holders of High Point common shares or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4.

any director or officer of High Point is hereby authorized, for and on behalf of High Point, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

A-2

APPENDIX B

INTERIM ORDER

Action No. 0501-10457

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

 AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HIGH POINT RESOURCES INC., ENTERRA ENERGY II PARTNER CORP., ROCKY MOUNTAIN ACQUISITION CORP. AND HIGH POINT SHAREHOLDERS

BEFORE THE HONOURABLE JUSTICE S.J. LOVECCHIO IN CHAMBERS	) ) ) )	At the Court House, in the City of Calgary, in the Province of Alberta, on Monday, the 18th day of July, 2005.

INTERIM ORDER

UPON the Petition of High Point Resources Inc. (High Point); AND UPON READING the Petition and the Affidavit of Glen A. Yeryk, President and Chief Executive Officer of High Point, and the documents referred to therein; AND UPON HEARING counsel for High Point; AND UPON NOTING that the Executive Director of the Alberta Securities Commission (the Executive Director) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the ABCA) and does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

A.

The capitalized terms not defined in this Order shall have the meanings given to them in the draft Information Circular and Proxy Statement of High Point (the Information Circular), which is attached as Exhibit A to the Affidavit of Glen A. Yeryk sworn July 18, 2005 (the Affidavit); and

B.

All references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

3

IT IS HEREBY ORDERED THAT:

General

1.

High Point shall seek approval of the Arrangement by holders (the Shareholders) of its common shares (the Common Shares) in the manner set forth below.

Meeting

2.

High Point shall call and conduct a special meeting of Shareholders (the Meeting).  At the Meeting, the Shareholders will consider and vote upon a special resolution in respect of the Arrangement (the Arrangement Resolution).

3.

A quorum at the Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent (5%) of the outstanding Common Shares entitled to vote at the Meeting.  If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place.  If at such adjourned meeting a quorum is not present, the Shareholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

4.

Each Common Share will entitle the holder of such Common Share to one vote at the Meeting in respect of the Arrangement Resolution.  The Board of Directors of High Point has fixed July 5, 2005 as the record date for the Meeting (the Record Date).  Only Shareholders whose names have been entered in the register of Common Shares at the close of business on the Record Date and holders of Common Shares issued after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, subject to section 137 of the ABCA with respect to transferees of Common Shares after the Record Date; and the directors and auditors of High Point will be entitled to receive notice of the Meeting.

Conduct of Meeting

5.

The Chairman of the Meeting shall be any officer or director of High Point.

4

6.

The only persons entitled to attend and speak at the Meeting shall be the Shareholders or their authorized representatives, High Point's directors, officers and auditors, and the Executive Director.

7.

The vote required to pass the Arrangement Resolution shall be not less than two-thirds of the votes actually cast by the Shareholders (present in person or by proxy) in respect of the Arrangement Resolution at the Meeting.

8.

The Arrangement Resolution must also be approved by a majority of the votes actually cast by the Shareholders (present in person or by proxy) in respect of the Arrangement Resolution at the Meeting, after excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

9.

To be valid a proxy must be deposited with High Point in the manner described in the Information Circular.

10.

The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights for Shareholders

11.

The registered Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.  The registered Shareholders shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA, as modified by the provisions of this Order and the Arrangement, with respect to the Arrangement Resolution.

12.

In order for a Shareholder to exercise a right of dissent under subsection 191(5) of the ABCA:

a.

the Shareholder's written objection to the Arrangement Resolution must be received by High Point c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention:  D.J. McDonald, Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.  The fair value of the

5

Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Shareholders;

b.

a dissenting Shareholder shall not have voted his or her Common Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

c.

a holder of Common Shares may not exercise the right of dissent in respect of only a portion of the holder's Common Shares, but may dissent only with respect to all of the Common Shares held by the holder; and

d.

the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

13.

Subject to further order of this Court, the rights available to the Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement Resolution.

14.

Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and of their right to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares shall be given by including information with respect to this right in the Information Circular to be sent to Shareholders in accordance with the provisions of this Order and the Arrangement.

Notice

15.

An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for High Point may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to the Shareholders at the address for such holders recorded in the records of High Point at the close of business on July 5, 2005, to the directors and auditors of High Point, and to the Executive Director.  In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

16.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

6

17.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the Executive Director and the directors and auditors of High Point of:

a.

this Order;

b.

the Notice of the Meeting; and

c.

the Notice of Petition,

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as High Point may consider fit.

Final Application

18.

Subject to further Order of this Court and provided that the Shareholders have approved the Arrangement and the directors of High Point have not revoked that approval, High Point may proceed with an application for approval of the Arrangement and the Final Order on August 16, 2005 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, 611 – 4th Street S.W., Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Confirmation of Filing, all Shareholders will be bound by the Arrangement in accordance with its terms.

19.

Any Shareholder or any other interested party (collectively, Interested Party) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon High Point, at or before noon on August 11, 2005, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on High Point shall be effected by service upon the solicitors for High Point, Burnet Duckworth & Palmer LLP, 1400 – 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  D.J. McDonald, Q.C.

20.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 19 of this Order, shall have notice of the adjourned date.

7

Leave to Vary Interim Order

21.

High Point is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "Justice S.J. Lovecchio"
J.C.Q.B.A.

ENTERED this 18th day of July, 2005. (signed) "V.A. Brandt" (Court Seal)
C.C.Q.B.A.

B-1

Action No. 0501-10457 2005
IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HIGH POINT RESOURCES INC., ENTERRA ENERGY II PARTNER CORP., ROCKY MOUNTAIN ACQUISITION CORP. AND HIGH POINT SHAREHOLDERS

INTERIM ORDER

BURNET DUCKWORTH & PALMER LLP

Barristers and Solicitors

1400 First Canadian Centre

350 – 7th Avenue S.W.

CALGARY, Alberta

T2P 3N9

Attention:  D.J. McDonald, Q.C.

Phone:  (403) 260-5724

Facsimile:  (403) 260-0332

File No. 57491-26

B-2

APPENDIX C

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 8th day of July, 2005.

AMONG:

ENTERRA ENERGY COMMERCIAL TRUST, a trust formed under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called the "Trust")

AND

ROCKY MOUNTAIN ACQUISITION CORP., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "AcquisitionCo")

AND

HIGH POINT RESOURCES INC., a body corporate amalgamated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "High Point")

WHEREAS AcquisitionCo wishes to acquire all of the issued and outstanding High Point Shares, in exchange for Trust Units and Exchangeable Shares;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein pursuant to an arrangement under the ABCA;

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

"Acquisition Proposal" has a meaning ascribed thereto in Section 6.1;

(c)

"AcquisitionCo" means Rocky Mountain Acquisition Corp., a body corporate incorporated under the laws of the Province of Alberta;

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2

(d)

"Agreement" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(e)

"Applicable Laws" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including NASDAQ and the TSX, all securities laws, regulations and rules and all policies of the provinces of Canada, the United States Securities Act of 1933, as amended (the "Securities Act") and the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and all rules and regulations thereunder, and the United States state securities and "blue sky" laws and regulations;

(f)

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(g)

"Arrangement Resolution" means the special resolution in respect of the Arrangement and other related matters to be considered at the High Point Meeting;

(h)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(i)

"business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(j)

"Closing" means the completion of the Plan of Arrangement;

(k)

"Combined Entity" means any company, trust or other entity whose financial results are consolidated with Enterra in the Enterra Financial Statements;

(l)

"Confidentiality Agreement" means the mutual confidentiality agreement between Enterra and High Point dated May 5, 2005 in respect of information relating to Enterra and High Point;

(m)

"control" has the meaning ascribed thereto in the Securities Act (Alberta);

(n)

"Court" means the Court of Queen's Bench of Alberta;

(o)

"Depositary" means Olympia Trust Company, or such other trust company as may be designated by High Point with the approval of the Trust;

(p)

"Effective Date" means the date that the Articles of Arrangement are filed with the Registrar;

(q)

"Effective Time" means the time at which the Articles of Arrangement have been filed with the Registrar on the Effective Date;

(r)

"Employee Obligations" means any obligations or liabilities of High Point and High Point Subsidiaries to pay any amount to or on behalf of the officers, directors, employees or consultants of High Point and High Point Subsidiaries, other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices; and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of High Point and High Point Subsidiaries to officers, employees or consultants (i) for severance or termination payments on the change of control of High Point pursuant to any agreements or severance policy, and (ii) reasonable severance not covered by any agreement or severance policy;

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3

(s)

"Encumbrance" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(t)

"Enterra" means Enterra Energy Trust, an unincorporated open ended investment trust formed under the laws of Alberta;

(u)

"Enterra Corp." means Enterra Energy Corp., a corporation incorporated under the ABCA and the administrator of Enterra;

(v)

"Enterra Financial Statements" means the audited consolidated financial statements of Enterra for the years ended December 31, 2004 and 2003 and the unaudited consolidated financial statements for Enterra for the three month period ended March 31, 2005;

(w)

"Enterra Information" means the information included in the High Point Circular describing Enterra and any Combined Entities, and their business, operations and affairs, the Trust Units, Exchangeable Shares and related information;

(x)

"Enterra Material Change" has a meaning ascribed thereto in Section 5.3(e);

(y)

"Enterra McDaniel Report" means the report prepared by McDaniel & Associates Consultants Ltd. dated March 10, 2005 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves of Enterra at December 31, 2004;

(z)

"Enterra Public Documents" means all documents or information filed by or on behalf of Enterra in compliance with or intended compliance with Applicable Laws;

(aa)

"Exchangeable Share Support Agreement" means the support agreement relating to the Exchangeable Shares to be entered into on the Effective Date in the form attached as Exhibit 3 hereto;

(bb)

"Exchangeable Shares" means the series B exchangeable shares in the capital of AcquisitionCo to be created on or before the Effective Time which shall be exchangeable on a one-for-one basis for Trust Units, subject to adjustments for distribution after the Effective Date, having the rights, privileges, restrictions and conditions set out in Exhibit 2 hereto;

(cc)

"ExchangeCo" means Enterra ExchangeCo Ltd., a corporation incorporated under the laws of Alberta;

(dd)

"Fairness Opinion" means the opinion of FirstEnergy Capital Corp. that the consideration to be received under the Arrangement is fair, from a financial point of view, to the High Point Shareholders;

(ee)

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)

"High Point" means High Point Resources Inc., a corporation amalgamated under the ABCA;

(gg)

"High Point Circular" means the information circular - proxy statement of High Point to be mailed to High Point Shareholders in connection with the holding of the Meeting;

(hh)

"High Point Damages Event" has a meaning as ascribed in section 6.3;

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4

(ii)

"High Point Financial Statements" means the audited consolidated financial statements of High Point for the years ended December 31, 2004 and 2003 and the unaudited consolidated financial statements of High Point for the three month period ended March 31, 2005;

(jj)

"High Point GLJ Report" means the report prepared by Gilbert Laustsen Jung Associates Ltd. dated March 14, 2005 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves of High Point at December 31, 2004;

(kk)

"High Point Information" means the information included in the High Point Circular describing High Point and the High Point Subsidiaries and their business, operations and affairs, and (except to the extent that it constitutes Enterra Information) the matters to be considered at the High Point Meeting;

(ll)

"High Point Material Change" has a meaning ascribed thereto in Section 5.2(i);

(mm)

"High Point Meeting" means the special meeting of the High Point Shareholders to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(nn)

"High Point Option Plan" means the stock option plan of High Point, as provided to Enterra;

(oo)

"High Point Options" means, collectively, all outstanding options to purchase High Point Shares pursuant to High Point's Option Plan or otherwise;

(pp)

"High Point Optionholders" means the holders of High Point Options;

(qq)

"High Point Public Documents" means all documents or information filed by or on behalf of High Point in compliance with or intended compliance with Applicable Laws;

(rr)

"High Point Shareholders" means the holders of High Point Shares;

(ss)

"High Point Shares" means the common shares of High Point as constituted on the date hereof;

(tt)

"High Point Subsidiaries" means, collectively, High Point Exploration (SK Assets) Ltd., High Point GRR Ltd., 519907 Alberta Inc. and the High Point Partnership;

(uu)

"In Writing" means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a Party to the other Party or its agents (which in the case of the Trust includes Enterra), advisors or representatives in the course of a Party (or in the case of the Trust includes Enterra) conducting its due diligence review in respect of the other party on or after May 5, 2005, being the date of the Confidentiality Agreement, and before May 30, 2005;

(vv)

"Income Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(ww)

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(xx)

"Lochend Assets" means the assets of High Point or the High Point Subsidiaries in the Lochend area of Alberta;

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5

(yy)

"misrepresentation" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(zz)

"NASDAQ" means the National Association of Securities Dealers Automated Quotation System;

(aaa)

"Parties" means, collectively, the Trust, AcquisitionCo and High Point; and "Party" means any one of them;

(bbb)

"person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(ccc)

"Plan of Arrangement" means the plan of arrangement set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 7 hereof;

(ddd)

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appoint under the ABCA;

(eee)

"Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(fff)

"Subsidiary" means, when used to indicate a relationship with another body corporate or other entity:

a body corporate or other entity which is controlled by (A) that other, or (B) that other and one or more bodies corporate or other entities, each of which is controlled by that other, or (C) two or more bodies corporate or other entities each of which is controlled by that other; or

a subsidiary of a body corporate or other entity that is the other's subsidiary;

(ggg)

"Superior Proposal" means any bona fide written Take-over Proposal which, in the opinion of High Point's board of directors, acting reasonably and in good faith and after consultation with its financial and legal advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made or are reasonably expected to be made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Plan of Arrangement from a financial point of view to High Point's Shareholders;

(hhh)

"Take-over Proposal" means, in respect of High Point or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets (other than the Lochend Assets), sale of treasury shares (other than pursuant to High Point Options) or other business combination or similar transaction other than the Plan of Arrangement;

(iii)

"Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall included, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Enterra or High Point (or any of the respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

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(jjj)

"Tax Pools" means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits. all as defined in the Income Tax Act or in the Alberta Corporate Tax Act, and financing expenses referred to in Section 20(1)(e) of the Income Tax Act;

(kkk)

"Trust" means Enterra Energy Commercial Trust, a trust organized under the laws of Alberta;

(lll)

"Trust Damages Event" has a meaning ascribed thereto in Section 6.1;

(mmm)

"Trust Units" means trust units of Enterra as constituted at the date hereof;

(nnn)

"TSX" means the Toronto Stock Exchange; and

(ooo)

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be entered in on the Effective Date in the form set out in Exhibit 4 hereto.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Exhibits attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4

Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5

Entire Agreement

This Agreement, together with the agreements and documents herein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6

Currency

Unless otherwise stated, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

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1.7

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8

Disclosure in Writing

Reference to disclosure or notification in writing herein shall, in the case of Enterra, the Trust, Enterra Corp. or AcquisitionCo, shall be satisfied by disclosure or notification to Enterra, the Trust, Enterra Corp. or AcquisitionCo or any of their Subsidiaries or their representatives, or in the case of High Point, include disclosure to High Point or its representatives.

1.9

Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Exhibit 1 – Plan of Arrangement

Exhibit 2 – Exchangeable Share Provisions

Exhibit 3 – Exchangeable Share Support Agreement

Exhibit 4 – Voting and Exchange Trust Agreement

ARTICLE 2

THE ARRANGEMENT

2.1

Plan of Arrangement

High Point will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the High Point Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the High Point Shareholders, High Point shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, High Point shall forthwith proceed to file the Articles or Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2

Interim Order

The Interim Order shall provide that:

(a)

the only securities of High Point for which holders shall be entitled to vote on the Arrangement Resolution shall be the High Point Shares;

(b)

subject to Section 2.2(c), the High Point Shareholders shall be entitled to vote on the Arrangement Resolution  with each High Point Shareholder being entitled to one vote for each High Point Share held by such holder ; and

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(c)

the requisite majority for the approval of the Arrangement Resolution shall be: two-thirds of the votes cast by the High Point Shareholders present in person or by proxy at the High Point Meeting; and, if applicable, by a majority of the votes cast by the High Point Shareholders, after excluding the votes cast by such persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Quebec.

2.3

High Point Circular and High Point Meeting

(a)

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(i)

the Trust and AcquisitionCo shall prepare the Enterra Information for inclusion in the High Point Information Circular; and

(ii)

High Point shall:

(A)

prepare the High Point Information Circular and cause such circular to be mailed to the High Point Shareholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)

convene the High Point Meeting.

2.4

Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1

Covenants of the Trust and AcquisitionCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of High Point (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

the Trust and AcquisitionCo shall consult with High Point in respect of the ongoing business and affairs of Enterra and its Subsidiaries (including the Combined Entities) and keep High Point apprised of all material developments relating thereto;

(b)

the Trust and AcquisitionCo shall not, and shall be liable for ensuring that Enterra shall not, and shall not permit any of Enterra's Subsidiaries or Combined Entities to, directly or indirectly do or permit to occur any of the following: (i) amend its constating documents in a manner materially adverse to the consideration to be received by High Point Shareholders; (ii) declare, set aside or pay any distribution or payment (whether in cash, shares or property) in respect of its outstanding Trust Units except in accordance with Enterra’s current distribution policy, which policy includes an increase every three months in the monthly distribution of US$0.01 per Trust Unit; (iii) split, combine or reclassify any of Enterra's Trust Units unless the Arrangement is amended upon the same terms and conditions; (iv) issue any Trust Units or securities convertible or exchangeable into Trust Units at a subscription price (or an exchange or conversion price) less than US$19.00 per Trust Unit (other than pursuant to the exercise of the outstanding options and warrants, the exchange of the Enterra

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Energy Corp. exchangeable shares or the AcquisitionCo exchangeable shares and issuances of Trust Units under the firm commitment underwriting all as described in Section 4.1(e)); (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Enterra; (vi) take any action, or refrain from taking any action, permitting any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or adversely affect the consummation of the Arrangement; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)

the Trust and AcquisitionCo shall not, and shall be liable for ensuring Enterra shall not, and shall not permit any of Enterra’s Subsidiaries or Combined Entities to, take any action that would render, or may reasonably be expected to render, any representation or warranty made by them in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d)

the Trust and AcquisitionCo shall promptly notify High Point in writing of any material change (actual, anticipated, contemplated or, to the knowledge of the Trust and AcquisitionCo threatened, financial or otherwise) in Enterra's or any of its Subsidiaries’ or Combined Entities’ business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Enterra or of any change in any representation or warranty provided by the Trust or AcquisitionCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and the Trust and AcquisitionCo shall in good faith discuss with High Point any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Trust or AcquisitionCo threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to High Point pursuant to this provision;

(e)

the Trust and AcquisitionCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of the Trust, Enterra or AcquisitionCo;

(f)

the Trust and AcquisitionCo will provide to High Point the Enterra Information and other documentation required to be provided by the Trust, Enterra or AcquisitionCo in connection with the High Point Information Circular as soon as practicable and ensure that the Enterra Information provides High Point Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and does not contain any misrepresentation and shall include, without limitation, any financial statements in respect of prior acquisitions and probable acquisitions made by it that are required to be included therein in accordance with Applicable Laws;

(g)

the Trust and AcquisitionCo will assist High Point in the preparation of the High Point Circular and provide to High Point, in a timely and expeditious manner, all information as may be reasonably requested by High Point with respect to Enterra and each of its Subsidiaries and  the Combined Entities for inclusion in the High Point Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof, the Arrangement and the transactions to be considered at the High Point Meeting;

(h)

the Trust and AcquisitionCo shall indemnify and save harmless High Point and the directors, officers and agents of High Point from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which High Point, or any director, officer, advisor or agent thereof, may be subject or which High Point, or any director, officer, advisor or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

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(i)

any misrepresentation or alleged misrepresentation in the Enterra Information or in any material filed by the Trust, Enterra or AcquisitionCo in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Enterra Information or in any material filed by or on behalf of the Trust, Enterra or AcquisitionCo in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the Trust Units; and

(iii)

the Trust, Enterra or AcquisitionCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that the Trust and AcquisitionCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the High Point Information included in the Enterra Information or the negligence of High Point;

(i)

except for non-substantive communications, the Trust and AcquisitionCo will furnish promptly to High Point or High Point's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by the Trust, Enterra or AcquisitionCo in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(j)

each of the Trust and AcquisitionCo will, and will cause Enterra and its Subsidiaries, as applicable, to, forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to any of them provided that nothing shall require it to consent to any material modification to this Agreement, the Arrangement or its obligations hereunder and thereunder;

(k)

the Trust or AcquisitionCo will make, and will cause Enterra to make, all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of the Trust, Enterra or AcquisitionCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(l)

from and after the Effective Date, the Trust and AcquisitionCo will cause High Point or any successor to High Point to: (i) fulfill its obligations pursuant to indemnities provided or available to past and present directors and officers of High Point pursuant to the by-laws of High Point and applicable corporate legislation and any written indemnity agreements between High Point and its past and present directors and officers, and (ii) it will permit High Point to secure a directors’ and officers’ insurance coverage for the past and current directors and officers of High Point with a $5 million limit on a "trailing" or "run-off" liability basis for a three year period; and the Trust and AcquisitionCo agree not to take, and will ensure that Enterra and none of its Subsidiaries or Combined Entities take, any action, or cause High Point to take any action, to terminate such directors’ and officers’ liability insurance or any indemnity agreements in favour of current directors and officers of High Point;

(m)

the Trust and AcquisitionCo shall take, and shall ensure Enterra takes, all action necessary to obtain the listing of the Trust Units issuable pursuant to the Arrangement on the TSX and NASDAQ as of the Effective Date;

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(n)

the Trust and AcquisitionCo shall ensure that between them they have available funds or lines of credit to permit the payment of the amount which may be required under Section 6.3;

(o)

the Trust and AcquisitionCo shall use, and shall ensure that Enterra uses, their reasonable commercial efforts to obtain any third party consents required for the transactions contemplated hereby and provide the same to High Point on or prior to the Effective Date;

(p)

the Trust and AcquisitionCo will cause the Exchangeable Shares to be created prior to the Effective Time;

(q)

the Trust and AcquisitionCo will and will cause Enterra and the applicable parties thereto, which it controls, directly or indirectly, to enter into the Voting and Exchange Trust Agreement and the Exchange Share Support Agreement on or prior to the Effective Date;

(r)

the Trust and AcquisitionCo shall be liable for causing Enterra to take all necessary steps to maintain the status as a "mutual fund trust" for the purpose of section 132 of the Income Tax Act; and

(s)

the Trust and AcquisitionCo shall and shall be liable for causing Enterra and its Subsidiaries to take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2

Covenants of High Point

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of the Trust (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

High Point's business and the business of each of the High Point Subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and High Point shall consult with the Trust in respect of the ongoing business and affairs of High Point and the High Point Subsidiaries and keep the Trust apprised of all material developments relating thereto;

(b)

High Point shall not, and shall not permit any of the High Point Subsidiaries to, directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding High Point Options), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of High Point, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of High Point; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of High Point; (vii) take any action, or refrain from taking any action, permitting any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or adversely affect the consummation of the Arrangement; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

©

High Point will not, and will not permit any of the High Point Subsidiaries to, directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement

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and disclosed to Enterra in writing or otherwise without the prior consent of the Trust, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $25,000 individually or $100,000 in the aggregate, other than the sale of the Lochend Assets which, for greater certainty, shall not be subject to any of the covenants set forth in this Section 3.2(c); (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $25,000 individually or $100,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in High Point's current 2005 budget as disclosed to Enterra which for greater certainty, shall not be subject to any of the covenants set forth in this Section 3.2(c), through the assumption or incurring of debt or otherwise); (iii) reorganize, amalgamate, merge or otherwise combine High Point or any of the High Point Subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to High Point Subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $25,000 individually or $100,000 in the aggregate; (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $25,000 individually or $100,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed In Writing to Enterra or reflected or reserved against in the High Point Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

neither High Point nor any of the High Point Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)

High Point shall not, nor permit any of the High Point Subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements, other than the Employee Obligations;

(f)

High Point shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than

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the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)

except to permit the early vesting of all High Point Options and the cancellation for nominal consideration of all High Point Options not exercised prior to the Effective Date, no amendments shall be made to outstanding High Point Options without the prior written consent of the Trust, acting reasonably;

(h)

High Point shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i)

High Point shall promptly notify the Trust in writing of any material change (actual, anticipated, contemplated or, to the knowledge of High Point threatened, financial or otherwise) in its or any of the High Point Subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of High Point or of any change in any representation or warranty provided by High Point in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and High Point shall in good faith discuss with the Trust any change in circumstances (actual, anticipated, contemplated, or to the knowledge of High Point threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Trust pursuant to this provision;

(j)

High Point shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k)

on or before the Effective Date, all indebtedness to High Point by any director or officer, insider or other non-arm’s length party of High Point or any of the High Point Subsidiaries as disclosed in High Point’s Information Circular – Proxy Statement dated March 11, 2005 shall have been repaid in full;

(l)

High Point shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required to be obtained by it for the transactions contemplated hereby and provide the same to the Trust on or prior to the Effective Date;

(m)

High Point shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of High Point;

(n)

High Point shall provide notice to the Trust and AcquisitionCo of the High Point Meeting and allow the Trust's and AcquisitionCo’s representatives to attend such meeting;

(o)

High Point will ensure that the High Point Information Circular provides High Point Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and does not contain any misrepresentation, and will set out the Enterra Information in the High Point Information Circular in the form approved by the Trust and AcquisitionCo and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; and (ii) the unanimous determination of the board of directors of High Point that the Arrangement is in the best interests of High Point and High Point Shareholders, and include the unanimous recommendation of the board of directors of High Point that the High Point Shareholders vote in favour of the Arrangement

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Resolution; provided that, notwithstanding the covenants of High Point in this subsection, prior to the completion of the Arrangement, the board of directors of High Point may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of High Point and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1;

(p)

High Point shall indemnify and save harmless the Trust and the directors, officers, advisors and agents of Enterra Corp. and AcquisitionCo and the advisors and agents of the Trust from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Trust, or any director, officer, advisor or agent thereof or of Enterra Corp. or AcquisitionCo, may be subject or which the Trust, Enterra Corp. or AcquisitionCo, or any director, officer, advisor or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any misrepresentation or alleged misrepresentation in the High Point Information Circular or in any material filed by High Point in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the High Point Information Circular or in any material filed by or on behalf of High Point in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the High Point Shares; and

(iii)

High Point not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that High Point shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Enterra Information included in the High Point Information Circular or the negligence of the Trust, Enterra Corp. or AcquisitionCo;

(q)

except for proxies and other non-substantive communications with securityholders, High Point will furnish promptly to the Trust or AcquisitionCo or their counsel, a copy of each notice, report, schedule or other document delivered, filed or received by High Point in connection with: (i) the Arrangement; (ii) the High Point Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(r)

High Point shall solicit proxies to be voted at the High Point Meeting in favour of matters to be considered at the High Point Meeting, including the Arrangement Resolution;

(s)

High Point shall conduct the High Point Meeting in accordance with the by-laws of High Point and any instrument governing the High Point Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

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(t)

High Point will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of High Point in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(u)

High Point shall promptly advise Enterra of the number of High Point Shares for which High Point receives notices of dissent or written objections to the Arrangement and provide Enterra with copies of such notices and written objections; and

(v)

High Point shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3

Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Trust, AcquisitionCo and High Point will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)

to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c)

to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement,

and each of the Trust, AcquisitionCo and High Point will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between representatives of the Trust, AcquisitionCo and High Point, subject in all cases to the Confidentiality Agreement.

3.4

High Point's Covenants Regarding Non-Solicitation

(a)

High Point shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Take-over Proposal, except the proposed sale of the Lochend Assets, and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to a Take-over Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)

High Point shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Take-over Proposal;

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(ii)

enter into or participate in any discussions or negotiations regarding a Take-over Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with a Take-over Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)

accept, recommend, approve or enter into an agreement to implement a Take-over Proposal;

provided, however, that notwithstanding any other provision hereof, High Point and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by High Point or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Trust as set out below), may furnish to such third party information concerning High Point and its business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, High Point provides prompt notice to the Trust to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Enterra, the Trust or any of their Subsidiaries, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that High Point shall notify the Trust orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), if not previously provided to Enterra, the Trust, or any of their Subsidiaries, copies of all information provided to such party and all other information reasonably requested by the Trust), within 24 hours of the receipt thereof, shall keep the Trust informed of the status and details of any such inquiry, offer or proposal and answer the Trust’s questions with respect thereto; or

(vi)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the High Point securityholders;

(vii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party; and

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(viii)

take any action in connection with and/or complete the sale of High Point’s Lochend Assets.

(c)

If High Point receives a Superior Proposal it shall give the Trust, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal but shall only identify the third party making the Superior Proposal if required to evaluate the Superior Proposal.

(d)

Each Party agrees that all information that may be provided to the Trust by High Point with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement (as if the Trust rather than Enterra was a party to such agreement) or in order to enforce its rights under this Agreement in legal proceedings.

(e)

Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4.  The Trust and AcquisitionCo shall be responsible for any breach of this Section 3.4 by their or Enterra Corp.’s officers, directors, employees, investment bankers, advisers or representatives, and High Point shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of the Trust and AcquisitionCo

The Trust and AcquisitionCo hereby make the representations and warranties set forth in this Section 4.1 to and in favour of High Point and acknowledges that High Point is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

The Trust is a trust duly created and subsisting under the laws of the Province of Alberta.  Enterra is an unincorporated open ended investment trust duly created and subsisting under the laws of the Province of Alberta and each of AcquisitionCo and Enterra’s other Subsidiaries and persons comprising the Combined Entity is a corporation, trust or partnership duly incorporated, formed or amalgamated and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or creation and has the requisite corporate, partnership or trust power and authority to carry on its business as it is now being conducted.  The Trust, Enterra and each of its Subsidiaries and Combined Entities, including AcquisitionCo, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Enterra and its Subsidiaries taken as a whole.

(b)

Each of the Trust, Enterra, AcquisitionCo and ExchangeCo, as the case may be, have the requisite trust and corporate power and authority to enter into this Agreement and the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement and to carry out their obligations hereunder and thereunder. The execution and delivery of this Agreement, the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement and the consummation by the Trust, Enterra, AcquisitionCo and ExchangeCo of the transactions contemplated hereby and thereby

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have been duly authorized and no other trust or corporate proceedings on the part of the Trust, Enterra, Enterra Corp., AcquisitionCo and ExchangeCo are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been and the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement, on or prior to the Effective Date, shall be duly executed and delivered by the Trust, Enterra, AcquisitionCo and ExchangeCo and constitute legal, valid and binding obligations of the Trust, Enterra, AcquisitionCo and ExchangeCo, respectively, enforceable against the Trust, Enterra, AcquisitionCo and ExchangeCo, respectively, in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)

Neither the execution and delivery of this Agreement, the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement by the Trust, Enterra, AcquisitionCo and ExchangeCo, the consummation by the Trust, Enterra, AcquisitionCo and ExchangeCo of the transactions contemplated hereby nor compliance by the Trust, Enterra, AcquisitionCo or ExchangeCo with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Enterra or any of its Subsidiaries and any Combined Entity under, any of the terms, conditions or provisions of (x) the trust indenture of Enterra or the articles or bylaws or other constating documents of AcquisitionCo or any of their Subsidiaries or any Combined Entity, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Enterra or AcquisitionCo or any other Combined Entity is a party or to which it, or its properties or assets, may be subject or by which Enterra, AcquisitionCo or any of their Subsidiaries or any other Combined Entity is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Enterra, AcquisitionCo or any of their Subsidiaries or any other Combined Entity (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Enterra and its Subsidiaries or Combined Entities taken as a whole, or on the ability of Enterra, AcquisitionCo or any of their Subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Enterra, AcquisitionCo, their Subsidiaries and any other Combined Entity taken as a whole.

(d)

Other than in connection with or in compliance with the provisions of Applicable Laws:

(i)

there is no legal impediment to the Trust's, Enterra's, AcquisitionCo’s or ExchangeCo's consummation of the transactions contemplated by this Agreement; and

(ii)

no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Trust, Enterra, AcquisitionCo or ExchangeCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of the Trust, Enterra, AcquisitionCo or ExchangeCo to consummate the transactions contemplated hereby.

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(e)

Enterra has authorized an unlimited number of Trust Units, and as at the date hereof, Enterra has issued and outstanding: (i) 26,790,105 Trust Units; (ii) 397,745 Enterra Energy Corp. exchangeable shares, which at the exchange ratio in effect on the date hereof were each exercisable at the holders’ option for no further consideration for 1.13838 Trust Units; (iii) options to acquire 1,292,500 Trust Units under Enterra’s Unit Option Plan; (iv) warrants to purchase 301,000 Trust Units from October 22, 2005 through April 22, 2007; (v) 736,842 Enterra US Acquisitions LLC exchangeable shares, each of which exchangeable share will be automatically exchanged on June 1, 2006 for one (1) Trust Unit; and (vi) a firm commitment underwriting for the purchase of up to US$100 million of Trust Units in draw-downs at Enterra’s option through April 22, 2007.  At Closing Enterra will own all of the issued and outstanding shares of AcquisitionCo, other than the Exchangeable Shares.  Except as aforesaid, there are no outstanding Trust Units of Enterra or shares of AcquisitionCo or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any Trust Units of Enterra or shares of AcquisitionCo or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Enterra of any Trust Units or by Enterra or AcquisitionCo of any shares of AcquisitionCo or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Trust Units of Enterra or shares of AcquisitionCo.  All outstanding Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise or conversion of outstanding exchangeable shares, options and warrants in accordance with their respective terms, and all Trust Units and Exchangeable Shares to be issued in connection with the Plan of Arrangement, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f)

Since the date of the Enterra Financial Statements, except as disclosed in the Enterra Public Documents:

(i)

there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Enterra and the Combined Entities on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Enterra and the Combined Entities on a consolidated basis;

(ii)

Enterra and its Subsidiaries and the Combined Entities have conducted their respective business only in the ordinary and normal course; and

(iii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Enterra or any of its Subsidiaries or any Combined Entity has been incurred other than in the ordinary and normal course of business.

(g)

The data and information in respect of Enterra, AcquisitionCo, any of their Subsidiaries and the Combined Entities and their respective assets, reserves, liabilities, business and operations provided by Enterra, any of its Subsidiaries or its advisors to High Point or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.  The Trust and AcquisitionCo have no knowledge of any material adverse change to the oil and gas reserves of any of Enterra’s Subsidiaries from that disclosed in such data and information.

(h)

The information and statements set forth in the Enterra Public Documents as at the date hereof are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Enterra which is not

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disclosed in the Enterra Public Documents, and Enterra has not filed any confidential material change reports which continue to be confidential.

(i)

Except for the claim described in Note 14 to Enterra’s audited annual financial statements for the fiscal year ended December 31, 2004 as included in the Enterra Public Documents, there are no outstanding or threatened claims, suits, actions or proceedings against Enterra, and of its Subsidiaries or the Combined Entities or AcquisitionCo which, if determined adversely to Enterra, take as a whole, would have a material adverse effect on the assets, liabilities, business or operations of Enterra, taken as a whole, or on the ability of Enterra and AcquisitionCo to consummate the transactions contemplated hereby.

(j)

The Enterra Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Enterra and its Subsidiaries and the Combined Entities on a consolidated basis at the dates thereof and the results of the operations of Enterra and its Subsidiaries and the Combined Entities on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Enterra, the Trust and its Subsidiaries on a consolidated basis as at the dates thereof.

(k)

Neither Enterra, any of its Subsidiaries or the Combined Entities nor AcquisitionCo has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Enterra and its Subsidiaries hold all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of Enterra, its Subsidiaries and the Combined Entities taken as a whole, are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l)

No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Enterra or its Subsidiaries, no such proceeding is, to the knowledge of Enterra or AcquisitionCo, pending, contemplated or threatened and Enterra is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Enterra or its securities or the by-laws, rules, policies or requirements of any applicable stock exchange.

(m)

The board of directors of AcquisitionCo and the trustees of the Trust has unanimously approved this Agreement.

(n)

There is not (or are not):

(i)

any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures, relating to Enterra, any of its Subsidiaries or the Combined Entities or any of their respective business undertakings; or

(ii)

any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to Enterra or any of its Subsidiaries or Combined Entities or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

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(o)

To the knowledge of the Trust, Enterra or any of Enterra's Subsidiaries or Combined Entities, any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Enterra or any of its Subsidiaries or Combined Entities or in which any of them has an interest or over which any of  them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of Enterra and its Subsidiaries and Combined Entities taken as a whole.

(p)

Enterra is not a party to and Enterra will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Trust Units or other securities of Enterra or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q)

The only material Subsidiaries of Enterra are, Enterra Energy Corp., Enterra Energy Partner Corp., Enterra ExchangeCo Ltd., the Trust, AcquisitionCo, Enterra Production Partnership, Enterra US Acquisitions Inc., Enterra Energy II Partner Corp., Enterra US Exchangeco LLC, Enterra US Holdings Inc. and Enterra Acquisitions Partnership.  Enterra directly or indirectly beneficially owns all of the outstanding shares and other securities or interests of each of these entities (other than AcquisitionCo as disclosed in Section 4.1(e)) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(r)

The trust and corporate records and minute books, books of account and other records of Enterra and each of its Subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(s)

Enterra is a "reporting issuer" or equivalent in each of the provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick and the outstanding Trust Units are listed and posted for trading on the TSX and NASDAQ.

(t)

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of Enterra with respect to the Trust Units.

(u)

Except for Returns for the period November 26, 2003 through December 31, 2003, all Returns have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. The filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Enterra, AcquisitionCo or any of their Subsidiaries with respect to items or periods covered by such Returns.

(v)

The Trust, Enterra, AcquisitionCo and each of the Combined Entities have paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(w)

No material deficiencies exist or have been asserted with respect to Taxes.  Neither Enterra nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Enterra or any of its Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to High Point prior to the date hereof, the Returns have never

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been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Enterra or any of its Subsidiaries, except for a current audit request from Canada Revenue Agency.

(x)

No director, officer, insider or other non-arm's length party to Enterra or any of its Subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Enterra or any of its Subsidiaries that will be effective after the Effective Date.

(y)

The policies of insurance in force at the date hereof naming Enterra, or any of its Subsidiaries or any Combined Entity as an insured and as disclosed to High Point prior to the date hereof, to the knowledge of Enterra and each of its Subsidiaries and Combined Entities remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(z)

Enterra has provided to High Point copies of all management recommendation letters relating to Enterra or any of its Subsidiaries or the Combined Entities received from High Point's current auditor or any previous auditor during the two years prior to the date hereof.

(aa)

Enterra has completed its acquisition of Rocky Mountain Gas, Inc.

(bb)

No director, officer, insider or other non-arm's length party is indebted to Enterra or any of its Subsidiaries.

(cc)

To the knowledge of Enterra, Enterra has not withheld from High Point any material information or documents concerning Enterra or any of its Subsidiaries or their respective assets or liabilities during the course of High Point's review of Enterra, its Subsidiaries and the Combined Entities and their assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to High Point by Enterra or any of its Subsidiaries pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

(dd)

Enterra is a "mutual fund trust" for the purpose of section 132 of the Income Tax Act and there is no reason to believe that its status as a "mutual fund trust" will be challenged by governmental authorities.

(ee)

Throughout the period that began on the day of the creation of Enterra and ended on the Effective Date, all or substantially all of Enterra’s property consisted of property other than property that would be taxable Canadian property if the definition "taxable Canadian property" in subsection 248(1) of the Income Tax Act were read without reference to paragraph (b) of that definition.

(ff)

There have been reserved and allotted for issuance a sufficient number of Trust Units as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement, such Trust Units will be validly issued as fully paid and non-assessable.

(gg)

The Exchangeable Shares issuable pursuant to the Arrangement will be validly issued as fully paid and non-assessable.

4.2

Representations and Warranties of High Point

High Point hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of the Trust and AcquisitionCo and acknowledges that the Trust and AcquisitionCo are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

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(a)

Each of High Point and the High Point Subsidiaries is a corporation or partnership duly incorporated or amalgamated or, in the event of a partnership, formed, and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or formation, as applicable and has the requisite corporate or partnership power and authority to carry on its business as it is now being conducted. High Point and each of the High Point Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on High Point and the High Point Subsidiaries taken as a whole.

(b)

High Point has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by High Point of the transactions contemplated hereby have been duly authorized by High Point's board of directors and, subject to obtaining High Point Shareholder approval and board approval of the High Point Circular, no other corporate proceedings on the part of High Point are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by High Point and constitutes a legal, valid and binding obligation of High Point enforceable against High Point in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)

Neither the execution and delivery of this Agreement by High Point, the consummation by High Point or any of the High Point Subsidiaries of the transactions contemplated hereby nor compliance by High Point with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of High Point or any of its Subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of High Point or any of the High Point Subsidiaries, or (y) subject to obtaining approval and consent of High Point’s lenders, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which High Point or any of the High Point Subsidiaries is a party or to which it, or its properties or assets, may be subject or by which High Point or any of the High Point Subsidiaries is bound (subject to obtaining the consent of High Point's bankers and the consent of High Point's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to High Point or any of the High Point Subsidiaries (except, in the case of each of clauses and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of High Point and the High Point Subsidiaries taken as a whole, or on the ability of High Point or any of the High Point Subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of High Point and the High Point Subsidiaries taken as a whole.

(d)

Other than in connection with or in compliance with the provisions of Applicable Laws:

(i)

there is no legal impediment to High Point's consummation of the transactions contemplated by this Agreement; and

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(ii)

no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by High Point in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of High Point to consummate the transactions contemplated hereby.

(e)

High Point has authorized an unlimited number of High Point Shares of which, as at the date hereof, High Point has issued and outstanding 79,972,531 High Point Shares and, in addition, as at the date hereof High Point has issued and outstanding High Point Options entitling the holders thereof to acquire 4,770,990 High Point Shares. High Point has entered into an agreement (in the form approved by the Trust) with all High Point Optionholders that provided that the High Point Optionholders will exercise their High Point Options prior to the Effective Date or that such High Point Options are otherwise cancelled and terminated for nominal consideration.  Except as aforesaid, there are no outstanding shares of High Point or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of High Point or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by High Point of any shares of High Point (including High Point Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of High Point. All outstanding High Point Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all High Point Shares issuable upon exercise or conversion of outstanding High Point Options in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f)

Since the date of the High Point Financial Statements, except as disclosed in the High Point Public Documents:

(i)

there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to High Point and the High Point Subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of High Point and the High Point Subsidiaries on a consolidated basis;

(ii)

High Point and the High Point Subsidiaries have conducted their respective business only in the ordinary and normal course; and

(iii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to High Point or any of the High Point Subsidiaries has been incurred other than in the ordinary and normal course of business.

(g)

The data and information in respect of High Point and its assets, reserves, liabilities, business and operations provided by High Point or its advisors to Enterra or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. High Point has no knowledge of any material adverse change to the oil and gas reserves of High Point or any of the High Point Subsidiaries from that disclosed in such data and information.

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(h)

The information and statements set forth in the High Point Public Documents as at the date hereof, as relates to High Point, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to High Point which is not disclosed in the High Point Public Documents, and High Point has not filed any confidential material change reports which continue to be confidential.

(i)

Except as disclosed in the High Point Public Documents or as otherwise disclosed in writing to Enterra by High Point prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against High Point or any of the High Point Subsidiaries which, if determined adversely to High Point or any of the High Point Subsidiaries, would have a material adverse effect on the assets, liabilities, business or operations of High Point, or on the ability of High Point and the High Point Subsidiaries, taken as a whole, or any of the High Point Subsidiaries to consummate the transactions contemplated hereby.

(j)

The High Point Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of High Point and the High Point Subsidiaries on a consolidated basis at the dates thereof and the results of the operations of High Point and the High Point Subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of High Point and the High Point Subsidiaries on a consolidated basis as at the dates thereof.

(k)

Neither High Point nor any of the High Point Subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and High Point holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of High Point and each of the High Point Subsidiaries are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l)

No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of High Point, no such proceeding is, to the knowledge of High Point, pending, contemplated or threatened and High Point is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to High Point or its securities or the by-law, rules, policies or requirements of any applicable stock exchange.

(m)

There are no payments required to be made to directors, officers and employees of High Point as a result of the Arrangement under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) other than the amounts payable pursuant to the Employee Obligations which shall not exceed $2 million (which in the case of employees without written contracts, it based on High Point’s (n)

(n)

High Point has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as High Point's financial advisor in connection with the Arrangement for the sole purpose of advising High Point with respect to the Arrangement and give a fairness opinion that the Arrangement is fair, from a financial point of view, to the High Point Shareholders. High Point has delivered to Enterra true and current copies of all agreements between High Point and its financial adviser which could give rise to the payment of any fees to such

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financial adviser.  High Point may only retain additional financial advisors with the consent of Enterra.

(o)

The board of directors of High Point has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of High Point and the High Point Shareholders and has resolved to unanimously recommend approval of the Arrangement by High Point Shareholders.

(p)

High Point is not a party to and, prior to the Effective Date, High Point will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire High Point Shares or other securities of High Point or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q)

Other than a pledge of High Point Shares to High Point in respect of the indebtedness referred to in Section 4.2(bb), none of the High Point Shares are the subject of any escrow, voting trust or other similar agreement.

(r)

High Point does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of High Point Shares that have not yet been fully expended and renounced and reflected in the High Point Financial Statements.

(s)

There is not (or are not):

(i)

any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures relating to High Point or any of the High Point Subsidiaries or any of their respective business undertakings;

(ii)

any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to High Point or any of the High Point Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii)

to High Point’s knowledge, any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by High Point or the High Point Subsidiaries or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of High Point and the High Point Subsidiaries taken as a whole.

(t)

All of the partnership interests in the High Point Energy Partnership are held by High Point, directly or indirectly. The only Subsidiaries of High Point are the High Point Subsidiaries.  High Point legally and beneficially owns all of the outstanding shares and other securities or interests of each of the High Point Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

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(u)

The corporate and partnership records and minutes books, books of account and other records of High Point and each of the High Point Subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, other than minutes for the last four board meetings, the purpose of which was to discuss this proposed Arrangement, which have not been prepared.

(v)

High Point is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario and the outstanding High Point Shares are listed and posted for trading on the TSX.

(w)

Valiant Trust Company at its principal office in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of High Point with respect to the High Point Shares.

(x)

All Returns have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by High Point or any of the High Point Subsidiaries with respect to items or periods covered by such Returns.

(y)

High Point has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(z)

No material deficiencies exist or have been asserted with respect to Taxes. Neither High Point nor any of the High Point Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against High Point or any of the High Point Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Enterra prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by High Point or any of the High Point Subsidiaries.

(aa)

Other than the Vice-President, Land of High Point, who has a 0.75% gross overriding royalty on the well being drilled at 11-17-35-8 W5M, no director, officer, insider or other non-arm's length party to High Point or any of the High Point Subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of High Point or any of the High Point Subsidiaries that will be effective after the Effective Date.

(bb)

Other than the indebtedness disclosed in High Point’s Information Circular – Proxy Statement dated March 11, 2005 for its most recent annual and special meeting, no director, officer, insider or other non-arm's length party of High Point or any of the High Point Subsidiaries is indebted to High Point or any of the High Point Subsidiaries.

(cc)

Except for indemnity agreements with its directors and officers, neither High Point nor any of the High Point Subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation other than as provided in the ordinary course of business, in transfer

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agency agreements, underwriting and agency agreements, to High Point’s bankers and other like matters.

(dd)

The policies of insurance in force at the date hereof naming High Point as an insured and as disclosed to Enterra prior to the date hereof, to the knowledge of High Point remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ee)

High Point has provided to Enterra copies of all management recommendation letters relating to High Point or any of the High Point Subsidiaries received from High Point's current auditor or any previous auditor during the two years prior to the date hereof.

(ff)

As at March 31, 2005, High Point's Canadian and Alberta Tax Pools were not less than $75 million.

(gg)

As of April 30, 2005, the aggregate consolidated liabilities of High Point, including without limitation all long term debt and any working capital deficiency, do not exceed $85 million.

(hh)

To the knowledge of High Point, High Point has not withheld from Enterra and AcquisitionCo any material information or documents concerning High Point or any of the High Point Subsidiaries or their respective assets or liabilities during the course of Enterra's and AcquisitionCo’s review of High Point and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Enterra or AcquisitionCo by High Point pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

4.3

Privacy Issues

(a)

For the purposes of this Section 4.3, the following definitions shall apply:

(i)

"applicable law" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)

"applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)

"authorized authority" means, in relation to any person,  transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

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(iv)

"Personal Information" means information about an individual transferred to High Point by Enterra in accordance with this Agreement and/or as a condition of the Transaction.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder.  Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)

Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information.  The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

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(a)

on or prior to July 31, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of the Trust, AcquisitionCo and High Point, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Trust or High Point, acting reasonably, on appeal or otherwise;

(b)

the Arrangement Resolution shall have been passed by the holders of High Point Shares, on or prior to September 15, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of the Trust, AcquisitionCo and High Point, acting reasonably;

(c)

on or prior to September 15, 2005, the Final Order shall have been granted in form and substance satisfactory to the Trust, AcquisitionCo and High Point, acting reasonably;

(d)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Trust and High Point, acting reasonably;

(e)

the Arrangement shall have become effective on or prior to September 15, 2005;

(f)

all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX and NASDAQ to the listing of the Trust Units issuable under the Plan of Arrangement and on the exchange of the Exchangeable Shares, securities regulatory authorities in respect of the Trust Units (excluding those issuable under the Exchangeable Shares) being freely tradable in Canada and the U.S. without restriction (other than those associated with "control blocks" in Canada or "affiliate" in the U.S.) or applicable antitrust authorities, shall have been obtained on terms and conditions satisfactory to High Point and the Trust, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period, which, for greater certainty, does not include approval of the listing of the Exchangeable Shares on any stock exchange;

(g)

receipt of the consent of High Point’s lenders to the Arrangement and the consummation thereof on a basis acceptable to the Trust and High Point, each acting reasonably; and

(h)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of the Trust, AcquisitionCo and High Point and may be asserted by the Trust, AcquisitionCo and High Point regardless of the circumstances and may be waived by the Trust, AcquisitionCo and High Point (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Trust, AcquisitionCo or High Point may have.

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5.2

Additional Conditions to Obligations of the Trust and AcquisitionCo

The obligation of the Trust and AcquisitionCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

High Point shall have mailed the High Point Information Circular and other documentation required in connection with the High Point Meeting on or before August 3, 2005;

(b)

each of the acts and undertakings of High Point to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by High Point;

(c)

High Point shall have furnished the Trust with:

(i)

certified copies of the resolutions duly passed by the boards of directors of High Point approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)

certified copies of the resolutions of High Point Shareholders, duly passed at the High Point Meeting, approving the Arrangement Resolution;

(d)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of High Point contained in Section 4.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and High Point shall have complied in all material respects with its covenants in this Agreement and the Trust and AcquisitionCo shall have received a certificate to that effect dated the Effective Date from the President of High Point and another senior officer thereof acceptable to the Trust and AcquisitionCo, acting reasonably, acting solely on behalf of High Point and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and the Trust and AcquisitionCo will have no knowledge to the contrary;

(e)

holders of not greater than 3% of the outstanding High Point Shares outstanding on the date of the Meeting shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)

the number of High Point Shares on a fully diluted basis immediately prior to Closing shall not exceed 84,743,530;

(g)

all employees, officers and consultants shall be terminated effective as of the Effective Date and the aggregate amount of the Employee Obligations shall not have exceeded $2 million;

(h)

there shall be no action taken under any existing law, regulation, rule or order, nor any statue, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of AcquisitionCo (or any Subsidiary thereof) to effectively exercise full rights of ownership of the High Point Shares, including, without limitation, the right to vote any such shares , or the ability of Enterra (or any Subsidiary thereof) to use and enjoy the business of High Point acquired by AcquisitionCo; and

(i)

there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Enterra In Writing (or any condition, event or development involving a prospective change) in the business,

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affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of High Point and which, in the judgment of the Trust, acting reasonably, is materially adverse to High Point other than: (i) the lack of success of the drilling of  High Point Ricinus 11-17-35-8-W5 well; (ii) a change directly resulting from an action taken by High Point to which Enterra, the Trust or any of their Subsidiaries has consented to in writing; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of High Point (a "High Point Material Change").

The conditions in this Section 5.2 are for the exclusive benefit of the Trust and AcquisitionCo and may be asserted by the Trust and AcquisitionCo regardless of the circumstances or may be waived by the Trust and AcquisitionCo in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Trust and AcquisitionCo may have.

5.3

Additional Conditions to Obligations of High Point

The obligation of High Point to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of the Trust and AcquisitionCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by the Trust or AcquisitionCo, as the case may be;

(b)

the Trust and AcquisitionCo shall have provided the Enterra Information and other documentation required to be provided by Enterra in connection with the High Point Information Circular as soon as practicable and in any event prior to July 15, 2005;

(c)

the Trust and AcquisitionCo shall have furnished High Point with certified copies of the resolutions duly passed by the trustees of the Trust and the board of directors of AcquisitionCo and Enterra Corp. approving this Agreement and the consummation of the transactions contemplated hereby, as applicable;

(d)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Trust and AcquisitionCo contained in Section 4.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Enterra and AcquisitionCo shall have complied in all material respects with its covenants in this Agreement and High Point shall have received certificates to that effect dated the Effective Date from a trustee of the Trust and the President of AcquisitionCo acting solely on behalf of such entities and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and High Point will have no knowledge to the contrary;

(e)

there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to High Point In Writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits,

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rights, privileges or liabilities, whether contractual or otherwise, of Enterra, taken as a whole, and which, in the judgment of High Point, acting reasonably, is materially adverse to Enterra, its Subsidiaries and the Combined Entities, taken as a whole, other than: (i) a change directly resulting from an action taken by Enterra or AcquisitionCo to which High Point has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Enterra, taken as a whole (an "Enterra Material Change");

(f)

the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement shall have been entered into by the parties hereto;

(g)

the Exchangeable Shares shall have been validly created; and

(h)

the Trust Units and Exchangeable Shares issuable pursuant to the Arrangement shall have been deposited with the Depositary, together with an irrevocable direction authorizing and directing the Depositary to deliver the Trust Units and Exchangeable Shares pursuant to the Arrangement to the holders of the High Point Shares who are entitled to receive such Trust Units and Exchangeable Shares in accordance with the Arrangement.

The conditions in this Section 5.3 are for the exclusive benefit of High Point and may be asserted by High Point regardless of the circumstances or may be waived by High Point in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which High Point may have.

5.4

Notice and Effect of Failure to Comply with Conditions

(a)

Each of the Trust, AcquisitionCo and High Point shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

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5.5

Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1

Trust Damages

If at any time after the execution of this Agreement; provided that the Trust and AcquisitionCo are not in material breach of any of their respective covenants, agreements and representations and warranties provided herein:

(a)

the board of directors of High Point has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(o) and 4.2(o) in a manner adverse to the Trust or shall have resolved to do so prior to the Effective Date;

(b)

a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the High Point Shareholders or to High Point and: (i) such Acquisition Proposal is outstanding as at the date of the High Point Meeting; (ii) the High Point Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval; and (iii) such Acquisition Proposal is consummated within six months of the date of this Agreement;

(c)

High Point accepts, recommends, approves or enters into an agreement (other than the confidentiality agreement) to implement a Superior Proposal; or

(d)

High Point breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a material adverse effect on High Point or materially impede the completion of the Arrangement and such breach shall not have been cured within five (5) Business Days of notice of such breach being provided by the Trust to High Point (if such breach is capable of being cured);

(each of the above being a "Trust Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, High Point shall pay to the Trust $5.0 million as liquidated damages in immediately available funds to an account designated by Enterra within  three (3) Business Days after the first to occur of the events described above, and after such event but prior to payment of such amount, High Point shall be deemed to hold such fund in trust for the Trust.  For greater certainty, the foregoing amounts shall only be required to be paid to Enterra once pursuant to the foregoing provisions.

For this purpose, "Acquisition Proposal" means, other  than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding High Point Shares or any proposal, offer or agreement for a merger or a consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization under a royalty trust or income fund or similar transaction or other business combination involving High Point or any of the High Point Subsidiaries or any proposal to acquire 25% or more of the assets of High Point (other than the Lochend Assets) and the High Point Subsidiaries (on a consolidated basis).

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6.2

Liquidated Damages

Each of the Trust, AcquisitionCo and High Point acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which High Point, AcquisitionCo or the Trust, as the case may be, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each of the Trust, AcquisitionCo and High Point irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, the payment of the amount pursuant to this Article 6 is the sole monetary remedy of either the Trust, AcquisitionCo or High Point hereunder.  Nothing herein shall preclude the Trust, AcquisitionCo or High Point from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

6.3

High Point Damages

            If at any time after the execution of this Agreement, the Trust or AcquisitionCo breaches any of their representations, warranties or covenants made in this Agreement (including, without limitation, any covenants or representations or warranties made in respect of Enterra), which breach, individually or in the aggregate, would have a material adverse effect on Enterra or materially impede conditions to the Arrangement being satisfied or the completion of the Arrangement and such breach shall not have been cured within five (5) Business Days of notice of such breach being provided by High Point to the Trust (if such breach is capable of being cured) (being a "High Point Damages Event"), the Trust and/or AcquisitionCo  shall pay to High Point an aggregate of $5 million in immediately available funds to an account designated by High Point within three (3) Business Days after such event but prior to payment of such amount, the Trust and AcquisitionCo shall be deemed to hold such money in trust for High Point.

ARTICLE 7
AMENDMENT

7.1

Amendment

This Agreement may at any time and from time to time before or after the holding of the High Point Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any other conditions precedent contained herein;

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provided that no such amendment reduces or materially adversely affects the consideration to be received by a High Point Shareholders without approval by the High Point Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1

Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of the Trust, AcquisitionCo and High Point;

(b)

as provided in Section 5.4;

(c)

by the Trust and AcquisitionCo upon the occurrence of a Trust Damages Event as provided in Section 6.1 provided that in the event of a Trust Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by the Trust unless High Point Shareholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)

by High Point upon the occurrence of a Trust Damages Event provided in Sections 6.1(a), (b) or (c) hereof and the payment by High Point to the Trust of the amount required by Section 6.1;

(e)

by High Point upon the occurrence of the High Point Damages Event as provided in Section 6.3;

(f)

by High Point in the event of an Enterra Material Change; or

(g)

by the Trust and AcquisitionCo in the event of a High Point Material Change.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party hereunder except with respect to the obligations set forth in Article 6 which shall survive such termination; provided that in the case of Sections 6.1 and 6.3, the right of payment (in the case of Section 6.1(b), being the public announcement or making of an Acquisition Proposal) arose prior to termination of the Agreement.

ARTICLE 9
NOTICES

9.1

Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by fax with confirmation of receipt and in the case of:

The Trust or AcquisitionCo, addressed to:

c/o Enterra Energy Corp.
2600, 500 – 4th  Avenue S.W.
Calgary, Alberta T2P 2V6

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Attention:

Keith Conrad, President and CEO
Fax:

(403) 444-0100

with a copy to:

Gowling Lafleur Henderson LLP
1200, 700 – 2nd Street S.W.
Calgary, Alberta T2P 4V5

Attention:

Richard W. Clark
Telecopier:

(403) 263-9193

(a)

High Point, addressed to:

1400, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Attention:

Glen Yeryk, President and CEO
Telecopier:

(403) 264-2498

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with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:

C. Steve Cohen
Telecopier:

(403) 260-0332

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2

Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3

Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if any Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Parties as to the wording of such disclosure prior to its being made.

10.4

Costs

Except as contemplated herein (including Section 6.1 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

10.5

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

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39

10.6

Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of an other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7

Third Party Beneficiaries

           The provisions of Sections 3.1(h) and 3.1(l) are intended for the benefit of, in the case of Section 3.1(h), any director, officer, advisor or agent of High Point and, in the case of Section 3.1(l), past and present directors and officers of High Point, and shall be enforceable by each of such persons and his, her or its heirs, executives, administrators, successors and other legal representatives (collectively, the "Third Party Beneficiaries") and High Point and any successor to High Point shall hold the rights and benefits under the foregoing sections in trust for and on behalf of the Third Party Beneficiaries and High Point hereby accepts such trust and agrees to hold the benefit of and enforce the performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

10.8

Time of Essence

Time shall be of the essence of this Agreement.

10.9

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.10

Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11

Limitations on Trustees Liability

The Parties hereto acknowledge that the trustees are entering into this Agreement solely in their capacity as trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the trustees or any of the unitholders of the Trust and that any recourse against the Trust, the trustees or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "trust fund" as defined in the Trust Indenture dated as of November 24, 2003 as it may be amended or supplemented from time to time.

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40

10.12

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENTERRA ENERGY COMMERCIAL TRUST,

By its trustees

(signed)  "Reginald J. Greenslade"

Reginald J. Greenslade

(signed)  "Herman S. Hartley"

Herman S. Hartley

ROCKY MOUNTAIN ACQUISITION CORP.

By: (signed)  "E. Keith Conrad"

By: (signed)  "John Kalman"

HIGH POINT RESOURCES INC.

By: (signed)  "Glen A. Yeryk"

By: (signed)  "R. James Brown"

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C-1

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

"ABCA" means the Business Corporations Act, Alberta R.S.A. 2000, c. B 9, as amended, including the regulations promulgated thereunder;

(b)

"AcquisitionCo" means Rocky Mountain Acquisition Corp., a corporation created by amalgamation under the ABCA;

(c)

"Aggregate Elected Amount" has the meaning ascribed in section 3.3.

(d)

"Ancillary Rights" means (i) the optional exchange rights granted to the Voting and Exchange Trust Agreement Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Commercial Trust or ExchangeCo to exchange or purchase, as the case may be, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement) or upon a Call Right (as defined in the Voting and Exchange Trust Agreement) being exercisable and the Commercial Trust or ExchangeCo electing not to exercise such Call Right; (ii) the benefit of the obligation of the Commercial Trust or ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units in certain circumstances as set forth in the Voting and Exchange Trust Agreement; and (iii) the Special Voting Rights;

(e)

"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f)

"Arrangement Agreement" means the arrangement agreement among the Commercial Trust, AcquisitionCo and HP dated as of July 8, 2005;

(g)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h)

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(i)

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j)

"Commercial Trust" means Enterra Energy Commercial Trust, a trust duly settled under the laws of  Alberta;

(k)

"Common Shares" means the common shares in the capital of HP;

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(l)

"Court" means the Court of Queen's Bench of Alberta;

(m)

"Depositary" means Olympia Trust Company or such other trust company as may be designated by the Commercial Trust;

(n)

"Dissenting Shareholders" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(o)

"Effective Date" means the date the Arrangement is effective under the ABCA;

(p)

"Effective Time" means the time at which the Articles of Arrangement have been filed with the Registrar on the Effective Date;

(q)

"Election Deadline" means 4:30 p.m. (local time at the place of deposit with the Depositary of the Letter of Transmittal and Election Form) on the Business Day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting;

(r)

"Exchangeable Shares" means the Series B Exchangeable Shares in the capital of AcquisitionCo and, where the context requires, includes the Ancillary Rights relating thereto;

(s)

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially as set forth in Exhibit 2 to the Arrangement Agreement;

(t)

"ExchangeCo" means Enterra ExchangeCo Ltd., a corporation incorporated under the ABCA;

(u)

"Final Order" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)

"Financial Institution" means a financial institution within the meaning of the ITA;

(w)

"Fund" means Enterra Energy Trust, a trust duly settled under the laws of Alberta;

(x)

"HP" means High Point Resources Inc., a corporation incorporated under the ABCA;

(y)

"HP Partnership" means High Point Partnership, a partnership governed under the laws of the Province of Alberta;

(z)

"Information Circular" means the information circular to be sent by HP to its Shareholders in connection with the Meeting;

(aa)

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb)

"ITA" means the Income Tax Act (Canada), including the Regulations thereunder, as amended from time to time;

(cc)

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying the Information Circular sent to the Shareholders for making their election to receive Trust Units, Exchangeable Shares or a combination thereof in exchange for their Common Shares;

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(dd)

"Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournments thereof;

(ee)

"Non-Resident" means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(ff)

"Option Common Shares" means Common Shares held by a Shareholder who acquired such Common Shares on the exercise of options prior to the Effective Date in circumstances that subsection 7(8) of the ITA is validly applicable and for which such Shareholder has made and delivered to HP a valid election pursuant to subsection 7(10) of the ITA in respect of such Common Shares prior to the Effective Date;

(gg)

"Option Shareholder" means a holder of Option Common Shares solely in his or her capacity as a holder of Option Common Shares and with respect to such Option Common Shares only and for greater certainty, not in his or her capacity as a holder of any other Common Shares;

(hh)

"PartnerCo" means Enterra Energy II Partner Corp., a corporation to be incorporated under the ABCA as a wholly-owned subsidiary of AcquisitionCo;

(ii)

"Registrar" means the Registrar appointed under section 263 of the ABCA;

(jj)

"Shareholders" means the holders from time to time of Common Shares (including, for greater certainty, Option Common Shares);

(kk)

"Special Voting Rights" means special voting rights of the Fund, issued under the Trust Indenture;

(ll)

"Tax-Exempt Shareholder" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

(mm)

"Trust Elected Amount" means an amount equal to the number of issued and outstanding Common Shares in respect of which Shareholders have made a valid election or been deemed to have elected to receive Trust Units in exchange for their Common Shares whereby for each Common Share the Shareholder will receive 0.105 of a Trust Unit;

(nn)

"Trust Indenture" means the trust indenture pursuant to which the Fund was settled, as amended and restated and dated November 25, 2003;

(oo)

"Trust Unit" means a unit of the Fund issued by the Fund;

(pp)

"United States" or "U.S." means the United States as defined in Rule 902(l) of Regulation S under the United States Securities Act of 1933, as amended;

(qq)

"U.S. Person" means a U.S. person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended, including but not limited to, any natural person resident in the United States;

(rr)

"Voting Exchange Trust Agreement" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set forth in Exhibit 3 to the Arrangement Agreement; and

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(ss)

"Voting and Exchange Trust Agreement Trustee" means Olympia Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee from time to time appointed thereunder.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day or a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day and a business day in such place.

1.6

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT

2.1

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on:  (i) the holders of Common Shares; (ii) PartnerCo; (iii) AcquisitionCo; and  (iv) HP.

2.2

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of 0 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

the Common Shares held by Dissenting Shareholders who have exercised dissent rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to HP and cancelled as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders of HP other than the right to be paid the fair value of their Common Shares by HP in accordance with 0;

(b)

PartnerCo shall subscribe for a 0.01% interest in the High Point Partnership for a subscription amount equal to the fair market value thereof, such subscription amount to be satisfied by the issuance by PartnerCo to the High Point Partnership of a demand non-interest bearing promissory note having a fair market value equal to the subscription amount;

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(c)

subject to sections 0 and 0, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election or has been deemed to have elected to receive Trust Units, in exchange for the delivery and assignment by AcquisitionCo to the Shareholder of 0.105 of a Trust Unit;

(d)

subject to sections 0 and 0, each Shareholder (other than a Dissenting Shareholder or an Option Shareholder) shall sell to AcquisitionCo each of the Common Shares held by such Shareholder in respect of which the Shareholder has made a valid election to receive Exchangeable Shares from AcquisitionCo, in exchange for the issuance and delivery by AcquisitionCo to the Shareholder of 0.105 of an Exchangeable Share (and the related Ancillary Rights); and

(e)

each Option Common Share (other than those held by or on behalf of a Dissenting Shareholder) shall be transferred to AcquisitionCo and in exchange each such holder of an Option Common Share shall receive 0.105 of a Trust Unit for each such Option Common Share.

3.2

Subject to section 0, with respect to the election or deemed election of a holder of Common Shares (other than Dissenting Shareholders or an Option Shareholder) pursuant to subsections (c) and 0 respectively:

(a)

each such holder of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b)

notwithstanding subsection 0, any such holder of Common Shares who:

(i)

is a Non-Resident;

(ii)

is a U.S. Person;

(iii)

is a Tax-Exempt Shareholder;

(iv)

is a Financial Institution; or

(v)

does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 0 and the Letter of Transmittal and Election Form;

shall be deemed not to have elected to receive Exchangeable Shares and to have elected to receive only Trust Units for such holder's Common Shares.

3.3

For greater certainty, the consideration receivable for Common Shares disposed of by a Shareholder (other than a Dissenting Shareholder or an Option Shareholder) as part of the Arrangement is deemed to be as follows:

(a)

in the case of a Shareholder who has made a valid election or has been deemed to have elected to receive Trust Units for a particular Common Share held by that Shareholder, such Shareholder will receive from AcquisitionCo for such Common Share 0.105 of a Trust Unit; and

(b)

in the case of a Shareholder who has made a valid election to receive Exchangeable Shares issued by AcquisitionCo (and the related Ancillary Rights) for a particular Common Share held by that Shareholder, such Shareholder will be issued 0.105 of an Exchangeable Share and delivered the related Ancillary Rights in respect of such Exchangeable Shares.

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In the case of a Shareholder who has made a valid election to receive Trust Units and Exchangeable Shares (and the related Ancillary Rights) for his Common Shares, such Shareholder shall be deemed to have disposed of each Common Share for part of an Exchangeable Share and part of a Trust Unit.

In the event that the aggregate number of Exchangeable Shares that would, but for this section 0, be issued to holders of Common Shares pursuant to section 0 (the "Aggregate Elected Amount") exceeds 2,500,000, then the number of Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is 2,500,000 and the denominator of which is the Aggregate Elected Amount; and a number of Trust Units will be issued to such holder as is necessary to ensure that the aggregate number of Exchangeable Shares and Trust Units issued for the Common Shares of such holder, as applicable, is equal to the number of securities such holder is entitled to receive in exchange for their Common Shares.

3.4

On the Effective Date:

(a)

immediately following the completion of the transactions described in subsections (c), 0 and 0 each Shareholder shall cease to be a holder of Common Shares (including Option Common Shares) and the name of such holder shall be removed from the register of holders of Common Shares;

(b)

immediately following the completion of the transactions described in subsections (c), 0 and 0, AcquisitionCo shall become the holder of all of the issued and outstanding Common Shares and shall be added to the register of holders of Common Shares;

(c)

immediately following the completion of the transactions described in subsections (c) and 0, each former Shareholder who receives Trust Units shall have his name added to the register of holders of Trust Units;

(d)

immediately following the completion of the transaction described in subsection 0, each former Shareholder who receives Exchangeable Shares shall have his name added to the register of holders of Exchangeable Shares; and

(e)

immediately following the completion of the transaction described in subsection 0, each former Option Shareholder shall have his name added to the register of holders of Trust Units.

3.5

A holder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Financial Institution (iii) is not a Non-Resident; (iv) is not a U.S. Person; (v) is not a Tax-Exempt Shareholder; and (vi) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the sale by the holder of such holder's Common Shares to AcquisitionCo by providing two signed copies of the necessary election forms to AmalgamationCo within 60 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable agreed amounts for the purposes of such elections.  Thereafter, the election forms will be signed by AmalgamationCo and returned to such former holders of Common Shares within 60 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority).  AmalgamationCo will not be responsible for the proper completion of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 60 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).  In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 60 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

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ARTICLE 4
DISSENTING SHAREHOLDERS

4.1

Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Shareholder shall, at the Effective Time cease to have any rights as a holder of Common Shares, and shall only be entitled to be paid the fair value of the holder's Common Shares by HP.  The fair value of the Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Common Shares at the Meeting and in no event shall AcquisitionCo or HP be required to recognize such Dissenting Shareholder as a shareholder of HP after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time.  For greater certainty: (i) in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement; and (ii) any provisions of section 191 of the ABCA that would allow the Dissenting Shareholder to receive Trust Units or Exchangeable Shares after the Effective Time shall not be applicable.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1

From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the Common Shares represented by such certificates.

5.2

AcquisitionCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b)

if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Trust Units and/or Exchangeable Shares issued to such holder under the Arrangement.

5.3

No certificates representing fractional Exchangeable Shares or Trust Units shall be issued upon the exchange of Common Shares for Exchangeable Shares and/or Trust Units.  In lieu of any fractional securities issued hereunder each Shareholder entitled to a fractional Trust Unit or Exchangeable Share, as the case may be, shall either: (a) where the fractional interest is less than 0.5, have its securities rounded down to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be, or (b) where the fractional interest is equal to or greater than 0.5, have its securities rounded up to the nearest whole number of Exchangeable Shares or Trust Units, as the case may be.

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5.4

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 0 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AcquisitionCo and its transfer agent, which bond is in form and substance satisfactory to AcquisitionCo and its transfer agent, or shall otherwise indemnify AcquisitionCo and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5

All distributions made with respect to any Trust Units or Exchangeable Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.6

Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing the Trust Units shall be deemed to be surrendered to AcquisitionCo, together with all dividends, distributions or cash payments thereon held for such holder.

ARTICLE 6
AMENDMENTS

6.1

AcquisitionCo and HP may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to holders of Common Shares, if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by AcquisitionCo or HP at any time prior to or at the Meeting (provided that the other party, AcquisitionCo or HP, as the case may be, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting and prior to the Effective Time shall be effective only if it is consented to by each of AcquisitionCo and HP.

6.4

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by AcquisitionCo provided that it concerns a matter which, in the reasonable opinion of  AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the AcquisitionCo, or any former holder of Common Shares.

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D-1

APPENDIX D
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the Interim Order, registered Shareholders have the right to dissent in respect of the Arrangement.  Such right of dissent is described in the Information Circular.  The full text of Section 191 of the ABCA is set forth below.  Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement which is attached as Exhibit 1 to the Arrangement Agreement.

"191(1)

Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(f)

at or before any meeting of shareholder at which the resolution is to be voted on, or

(g)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(h)

by the corporation, or

(i)

by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

D-2

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(j)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(k)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(l)

be made on the same terms, and

(m)

contain or be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(n)

is not required to give security for costs in respect of an application under subsection (6), and

(o)

except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(p)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(q)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(r)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(s)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(t)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(u)

the service of documents, and

(v)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(w)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

D-3

(x)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(y)

fixing the time within which the corporation must pay that amount to a shareholder.

(14)

On

(z)

the action approved by the resolution from which the shareholder dissents becoming effective,

(aa)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(bb)

the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(cc)

the shareholder may withdraw his dissent, or

(dd)

the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(ee)

the pronouncement of an order under subsection (13), or

(ff)

the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(gg)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

D-4

(hh)

the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

APPENDIX  E

FirstEnergy Capital Corp

1600, 333 - 7th Avenue SW

 Calgary, Alberta T2P 2Z1

WWW.FIRSTENERGY.COM

July 18, 2005

To the Board of Directors of High Point Resources Inc. 1400, 255 - 5th Avenue S.W. Calgary, Alberta T2P 3G6

We understand that High Point Resources Inc. ("High Point") has entered into an agreement (the "Arrangement Agreement") with Enterra Energy Commercial Trust ("Enterra Commercial Trust") and Rocky Mountain Acquisition Corp. ("RMAC") whereby the parties have agreed to effect a business combination pursuant to which RMAC will acquire all of the outstanding shares of High Point by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta) (the "Arrangement").

Pursuant to the terms of the Arrangement, shareholders of High Point ("High Point Shareholders") shall receive 0.105 of a trust unit ("Enterra Trust Unit") of Enterra Energy Trust ("Enterra Trust") or 0.105 of an exchangeable share of RMAC which are exchangeable into Enterra Trust Units (subject to a maximum of 2,500,000 exchangeable shares being issued).

The terms of, and conditions necessary to complete, the Arrangement are to be set forth in the information circular and proxy statement of High Point (the "Circular") to be prepared in connection with the Arrangement for delivery or communication to High Point Shareholders.

FirstEnergy's Engagement

The Board of Directors of High Point (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated May 9, 2005 (the "Engagement Agreement"), to provide financial advice to the Board and our opinion ("Opinion") as to the fairness, from a financial point of view, of the consideration to be received by High Point Shareholders under the Arrangement. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by High Point under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of High Point or any of its assets or liabilities and our Opinion should not be construed as such.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of High Point or Enterra, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to High Point or Enterra, or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to High Point as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of High Point and Enterra, and from time to time, may have executed or may execute transactions on behalf of High Point, Enterra or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to High Point and Enterra.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)

the Arrangement Agreement dated July 8, 2005 between Enterra Commercial Trust, RMAC and High Point;

b)

the latest draft of the Circular to be dated July 18, 2005;

c)

the unaudited quarterly financial statements of High Point for the three month period ended March 31, 2005;

d)

Annual Information Form, Management Information Circular and Annual Report of High Point for the years ended December 31, 2003 and 2004;

e)

certain internal financial information, financial and operational projections of High Point as provided by High Point management;

f)

High Point independent reserve report effective December 31, 2004, prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ");

g)

Independent reserve report effective June 30, 2005 in respect of High Point's reserves in the Ferrier area, Alberta prepared by Sproule Associates Limited;

h)

a formal due diligence session with senior management and independent reserve engineers of High Point;

i)

the unaudited quarterly financial statements of Enterra for the three month period ended March 31, 2005;

j)

Annual Information Form, Management Information Circular and Annual Report of Enterra for the years ended December 31, 2003 and 2004;

k)

certain internal financial information, financial and operational projections of Enterra as provided by Enterra management;

l)

Enterra's independent reserve report effective December 31, 2004 prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and discussions with McDaniel with respect to the report;

m)

a formal due diligence session with senior management of Enterra and JED Oil Inc. ("JED");

n)

discussions with management of High Point, Enterra and JED with regard to, among other things, the business, operations, quality of assets, and future potential of High Point, Enterra and JED;

o)

public information related to the business, operations, financial performance and stock trading histories of Enterra, High Point, JED and other selected public oil and gas companies;

p)

data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

q)

other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to High Point and Enterra, or provided to us by High Point and Enterra and their affiliates or advisors or otherwise pursuant to our Engagement and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of High Point and Enterra have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of High Point and Enterra are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of High Point and Enterra, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Enterra as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Enterra. In addition, we considered the financial condition and prospects of High Point as they are reflected in the information and documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to High Point or Enterra or their businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration to be received by the High Point Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the High Point Shareholders.

E-1

This Opinion maybe relied upon by the management and Board of High Point for the purposes of considering the Arrangement and its recommendation to High Point Shareholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,

FirstEnergy Capital Corp.

APPENDIX F

Glacier Ridge Resources Ltd.

Audited Financial Statements
As at and for the Year Ended December 31, 2002

and

Unaudited Interim Financial Statements
As at and for the Six Months Ended June 30, 2003 and 2002

Auditor's Report

To the Shareholders of Glacier Ridge Resources Ltd.:

We have audited the balance sheet of Glacier Ridge Resources Ltd. as at December 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta

(signed) "Meyers Norris Penny"
April 5, 2003

Chartered Accountants

Glacier Ridge Resources Ltd.
Balance Sheet
As at December 31, 2002

	2002	2001
Assets
Current
Accounts receivable	10,028,168	1,782,211
Income taxes recoverable		7,896
Prepaid expenses and deposits	70,213	45,213
Advances to related company (Note 3)	200,000	-
	10,298,381	1,835,320
Property, plant and equipment (Note 4)	32,683	41,889
Petroleum and natural gas properties (Note 5)	19,991,297	11,878,054
	30,322,361	13,755,263
Liabilities
Current
Bank indebtedness	5,546	154,876
Accounts payable and accruals	13,292,032	3,508,772
Term loan due on demand (Note 6)	3,500,000	1,380,000
	16,797,578	5,043,648
Future income taxes (Note 7)	4,394,786	2,570,734
Future site restoration	25,758	14,186
	21,218,122	7,628,568
Shareholders' Equity
Share capital (Note 8)	6,148,917	4,638,134
Retained earnings	2,955,322	1,488,561
	9,104,239	6,126,695
	30,322,361	13,755,263

The accompanying notes are an integral part of these financial statements

Glacier Ridge Resources Ltd.
Statement of Earnings and Retained Earnings
For the year ended December 31, 2002

	2002	2001
Revenue
Petroleum and natural gas sales	5,228,183	2,537,947
Royalty	150,169	452,121
Royalties, net of Alberta Royalty Tax Credit ($262,327; 2001 - $80,062)	(842,228)	(312,776)
	4,536,124	2,677,292
Expenses
Amortization, depletion and site restoration	956,709	377,952
General and administrative	323,341	443,130
Interest on long-term debt	162,986	56,778
Operating	821,502	295,260
	2,264,538	1,173,120
Earnings before income taxes	2,271,586	1,504,172
Income taxes (recoverable)
Current	(3,948)	(1,283)
Future	808,773	540,819
	804,825	539,536
Net earnings	1,466,761	964,636
Retained earnings, beginning of year	1,488,561	554,550
	2,955,322	1,519,186
Share redemptions	-	(30,625)
Retained earnings, end of year	2,955,322	1,488,561

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

	2002	2001
Cash provided by (used for) the following activities
Operating
Net earnings	1,466,761	964,636
Amortization, depletion and site restoration	956,709	377,952
Future income taxes	808,773	540,819
	3,232,243	1,883,407
Changes in working capital accounts
Accounts receivable	(8,245,957)	(967,411)
Income taxes payable	7,896	(27,956)
Prepaid expenses and deposits	(25,000)	8,223
Accounts payable and accruals	8,903,561	517,741
	3,872,743	1,414,004
Financing
Term loan due on demand	2,120,000	1,380,000
Issue of shares, net of share issue costs	2,526,063	847,875
Redemption of shares	-	(48,750)
	4,646,063	2,179,125
Investing
Purchase of property, plant and equipment	-	(15,637)
Purchase of petroleum and natural gas properties	(8,169,476)	(4,046,319)
Advance to related company	(200,000)	-
	(8,369,476)	(4,061,956)
Increase (decrease) in cash resources	149,330	(468,827)
Cash resources (deficiency), beginning of year	(154,876)	313,951
Cash deficiency, end of year	(5,546)	(154,876)

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

1.

Incorporation and nature of operations

Glacier Ridge Resources Ltd. (the "Company") was incorporated under the laws of the Province of Alberta as 710115 Alberta Ltd. on September 19, 1996 and changed its name to Glacier Ridge Resources Ltd. on October 15, 1996. The Company is involved in exploration, development and production of petroleum and natural gas properties in Western Canada.

2.

Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Petroleum and natural gas properties

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. Proceeds from the sale of properties and equipment are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and amortization.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of gross proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs, estimated future site restoration and abandonment costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and amortization.

Depletion

Depletion of petroleum and natural gas properties and amortization of production equipment, net of estimated salvage or residual value, is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves before royalties, as determined by independent engineers. For depletion and amortization purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Future site restoration and abandonment costs

The estimated cost of site restoration is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. Estimated future site restoration and abandonment costs are accrued on a unit-of-production method based on gross proven reserves. The provision is recorded on the statement of operations. Site restoration and abandonment expenditures are charged to the accumulated provision as incurred.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

2.

Accounting policies (Continued from previous page)

	Method	Rate
Computer equipment	declining balance	30%
Leasehold improvements	straight line	5 years
Office equipment	declining balance	20%

Joint venture activities

Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) (the "Act"). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

Share capital is reduced by an amount equal to the estimated future income taxes payable by the Company as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Future income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and amortization of petroleum and natural gas properties and property, plant and equipment, the provision for site restoration and abandonment and the ceiling test are based on estimates of gross proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. These assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Stock based compensation

Effective January 1, 2002, the Company adopted CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The new standard sets out a fair-value based method of accounting that is required for certain, but not all, stock-based transactions.

The new standard permits the Company to continue its existing policy whereby the compensation cost is recorded over the time of the related service on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as shareholders' equity. However, Handbook 3870 requires additional disclosure for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair-value based accounting method had been used to account for employee stock options (Note 9).

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

2.

Accounting policies (Continued from previous page)

Classification of callable debt obligations

Effective for the fiscal year ending December 31, 2002, the Company adopted the Canadian Institute of Chartered Accountants' ("CICA") new guidelines concerning the presentation of demand loans. These guidelines require that the classification of debt should be based upon the facts existing at the balance sheet date rather than expectations. Prior to the adoption of the new recommendations, the Company presented demand loans as long-term on the basis that the financial institution had not indicated that it would demand repayment within one year, provided there was no adverse change in the Company's financial position.

Although the financial institution has not expressed its intention to demand repayment by December 31, 2003, the loans described in Note 6 are demand in nature and pursuant to the CICA pronouncement are presented as a current liability.

3.

Advances to related company

The Company provided an advance of $200,000 to a related company controlled by certain officers and directors to acquire certain petroleum and natural gas assets. The advance is unsecured and bears interest at prime plus one and one-half percent and is due April 30, 2003. Subsequent to the year-end, $100,000 of this advance was repaid by the related company.

4.

Property, plant and equipment

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Computer equipment	25,110	19,315	5,795	8,279
Leasehold improvements	7,335	4,518	2,817	3,521
Office equipment	58,710	34,639	24,071	30,089
	91,155	58,472	32,683	41,889

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

5.

Petroleum and natural gas properties

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Petroleum and natural gas properties	21,879,903	1,888,606	19,991,297	11,878,054

The ceiling test was performed using actual December wellhead price of $5.25/mcf for natural gas. Based on these parameters, there is no impairment in the carrying value. The Company excluded petroleum and natural gas properties of $885,113 (2001 - $1,149,825) relating to undeveloped properties from the depletion calculation.

During the year, the Company capitalized general and administrative expenses directly related to exploration and development activities in the amount of $147,630 (2001 - $252,826).

At December 31, 2002 total future site restoration and abandonment costs are estimated to be $321,440 (2001 - $176,200).

The statement of cash flows does not contain $879,698 (2001 - $254,931) in oil and gas property accruals which were unpaid at year end.

6.

Term loan due on demand

The Company has a revolving operating demand loan with a maximum available credit of $6,200,000 and a sublimit of $500,000 for letters of credit and bears interest at prime plus 0.5% per annum. The balance of the operating demand loan at year-end is $3,500,000 and requires interest only payments.

This operating demand loan is secured by a general security agreement and a hypothecation of demand floating charge debenture in the amount of $20,000,000 on all assets and undertakings of the Company.

7.

Future income taxes

At December 31, 2002, the Company has approximately $8,980,000 (2001 - $4,217,000) of tax pools available. The Company also has $59,184 (2001 - $84,406) in unclaimed share issuance costs. The benefit of these tax pools has been recognized in these financial statements.

The components of the future income tax liability are as follows:

	2002	2001
Petroleum and natural gas properties and property, plant and equipment	3,384,264	2,254,091
Share issue costs	(12,720)	(25,426)
Future site restoration	(4,758)	(6,046)
Flow through shares	1,028,000	362,524
Other		(14,409)
	4,394,786	2,570,734

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

8.

Share capital

Authorized
Unlimited number of common shares, without nominal or par value
Unlimited number of non-voting shares, without nominal or par value
Unlimited number of preferred shares, without nominal or par value

Issued	Number	Value
Common shares
Balance ending December 31, 2000	8,627,977	4,167,914
Private placement	468,970	850,595
Shares redeemed	(32,500)	(18,125)
Effect of future income taxes on flow-through expenditures	-	(360,689)
Share issue costs (net of future income taxes of $1,159)	-	(1,561)
Balance ending December 31, 2001	9,064,447	4,638,134
Private placement	1,000,000	2,500,000
Options exercised	190,000	57,000
Effect of future income taxes on flow-through expenditures	-	(1,028,000)
Share issue costs (net of future income taxes of $12,720)	-	(18,217)
Balance ending December 31, 2002	10,254,447	6,148,917

Included in the private placement is 1,000,000 (2001 - 468,970) of flow through shares that were issued for proceeds of $2,500,000 (2001 - $845,595). All of the qualifying expenditures relating to this issue have been expended and renounced to the shareholders.

During the prior year 32,500 common shares were repurchased at an average price of $1.50 per common share for total proceeds of $48,750. The excess of purchase price over the average stated share capital value in the amount of $30,625 was charged to retained earnings.

Stock options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of, the Company. The options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

	Number of Options	Price Range	Weighted Average Price	Expiry Date
Balance ending December 31, 2001	931,000	0.30 - 1.50	0.67	2002 - 2006
Issued	190,000	1.50	1.50	2007
Exercised	(190,000)	.30	.30	2002
Expired	-	-	-	-
Balance ending December 31, 2002	931,000	0.50 - 1.50	0.91	2003 - 2007

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

9.

Stock based compensation

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted in 2002 based on the following assumptions:

2002
Risk free interest rate	5.0%
Expected volatility	70.0%
Expected life (years)	5
Expected dividends	-
Net earnings attributable to common shareholders - as reported	1,466,761
Stock-based compensation expense	(176,500)
Net earnings attributable to common shareholders - pro forma	1,290,261

10.

Commitments

The Company has entered into a building lease agreement with estimated minimum annual payments of $48,300 expiring 2003.

11.

Related party transactions

During the year, $383,992 (2001 - $375,231) was paid to companies controlled by the Company's officers and directors for consulting and other services provided. Of this amount $12,879 (2001 - $nil) is included in accounts payable and accruals. Also during the year, the Company received office rent and recovery of expenses in the amount of $24,000 (2001 - $10,000) from, and paid drilling and exploration costs of $116,470 (2001 - $285,885) on behalf of, a company controlled by certain of the Company's officers and directors. Included in accounts receivable is $224,829 (2001 - $55,756), and included in accounts payable is $3,216 owing from these companies.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts receivable is $50,000 (2001 - $25,000) advances to one of the Company's officers. The advance is unsecured, non-interest bearing, and has no specified terms of repayment. Subsequent to the year-end, this advance was repaid in full.

12.

Financial instruments

The Company as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.

Credit risk

Accounts receivable from an oil and gas joint venture partner in connection with oil and gas development represents 55% (2001 - 21%) of total accounts receivable as at December 31, 2002. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable is distributed among the remainder of Company's customer base.

Glacier Ridge Resources Ltd.
Statement of Cash Flows
For the year ended December 31, 2002

Fair value of financial instruments

The fair value of accounts receivable, income taxes recoverable, bank indebtedness, accounts payable, and accrued liabilities approximates their carrying value due to the short-term maturities of these financial instruments.

The fair value of the term loan approximates its carrying value due to the variable interest rate component of this financial instrument.

13.

Supplementary cash flow information

During the year, the Company paid (received) interest and taxes as follows:

	2002	2001
Interest	162,985	56,778
Income taxes	(11,844)	27,956

14.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

F-1

Glacier Ridge Resources Ltd. Balance Sheet
($ Unaudited)	June 30, 2003	December 31, 2002
ASSETS (note 4)

Current
Accounts receivable	4,745,998	10,228,168
Prepaid expenses and deposits	32,124	70,213
	4,778,122	10,298,381

Property and equipment (note 3)	24,335,677	20,023,980
	29,113,799	30,322,361

LIABILITIES

Current
Accounts payable	7,710,303	13,292,032
Bank debt (note 4)	4,848,233	3,505,546
	12,558,536	16,797,578

Provision for site restoration	59,199	25,758

Future tax liability	4,662,178	4,394,786
	17,279,913	21,218,122

SHAREHOLDERS’ EQUITY

Share capital (note 5)	6,256,917	6,148,917
Deficit	5,576,969	2,955,322
	11,833,886	9,104,239
	29,113799	30,322,361

See accompanying notes

F-1

F-2

Glacier Ridge Resources Ltd. Statements of Operations and Deficit
($ Unaudited)	Six months ended June 30, 2003	Six months ended June 30, 2002

REVENUE
Petroleum and natural gas	7,987,056	1,892,364
Royalties, net of ARTC	(1,312,669)	(185,434)
Petroleum and natural gas sales, net of royalties and transportation	6,674,387	1,706,930

EXPENSES
Operating	762,287	236,565
General and administration	1,084,337	253,214
Depletion and depreciation	1,559,595	316,720
Interest and other financing charges (note 4)	62,370	62,033
	3,468,589	868,532
EARNINGS BEFORE INCOME TAXES	3,205,798	838,398
PROVISION FOR INCOME TAXES
Current	316,759	-
Future	267,392	275,660
NET EARNINGS	2,621,647	562,738

RETAINED EARNINGS, BEGINNING OF PERIOD	2,955,322	1,488,562
RETAINED EARNINGS, END OF PERIOD	5,576,969	2,051,300

See accompanying notes

F-2

F-3

Glacier Ridge Resources Ltd. Statement of Cash Flows
($ Unaudited)	Six months ended June 30, 2003	Six months ended June 30, 2002

Cash provided by (used in):

OPERATING ACTIVITIES
Net earnings	2,621,647	562,738
Add items not requiring cash:
Depletion and depreciation	1,559,595	316,720
Future income taxes	267,392	275,660
FUNDS FROM OPERATIONS	4,448,634	1,155,118
Change in non-cash working capital	(61,470)	(241,252)
	4,387,164	913,866
FINANCING ACTIVITIES
Increase (decrease) in bank debt	1,348,233	2,255,206
Issue of common shares	108,000	57,000
	1,456,233	2,312,206
INVESTING ACTIVITIES
Additions to property and equipment	(5,837,851)	(3,071,196)
	(5,837,851)	(3,071,196)

INCREASE (DECREASE) IN CASH	5,546	154,876

CASH (BANK INDEBTEDNESS), BEGINNING OF PERIOD	(5,546)	(154,876)

CASH, END OF PERIOD	-	-

See accompanying notes

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F-4

Notes to the Financial Statements (Unaudited)

1.

Incorporation and nature of operations

Glacier Ridge Resources Ltd. (“the Company”) was incorporated under the laws of the Province of Alberta as 710115 Alberta Ltd. On September 19, 1996 and changed its name to Glacier Ridge Resources Ltd. On October 15, 1996.  The Company is involved in exploration, development and production of petroleum and natural gas properties in Western Canada.

2.

Accounting policies

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (‘GAAP’), and follow the same accounting policies as for the financial statements for the fiscal year ended December 31, 2002.  These notes are incremental to, and should be read in conjunction with, the audited financial statements for the year ended December 31, 2002.

3.

Petroleum and natural gas properties

	Cost	Accumulated Depletion	June 30, 2003 Net Book Value	December 31, 2002 Net Book Value
Petroleum and natural gas properties	27,799,703	3,464,026	24,335,677	20,023,980

At June 30, 2003, the Company excluded petroleum and natural gas properties of $1,199,963 relating to undeveloped properties from the depletion calculation.

4.

Bank debt

The Company has a revolving operating demand loan with maximum available credit of $6,200,000 and a sub-limit of $500,000 for letters of credit and bears interest at prime plus 0.5% per annum.  The balance of the operating demand loan at June 30, 2003 is $4,848,233.

This operating demand loan is secured by a general security agreement and a hypothecation of demand floating charge debenture in the amount of $20,000,000 on all assets and undertakings of the Company.

5.

Share capital

Authorized

Unlimited number of common shares, without nominal or par value

Unlimited number of non-voting shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

F-4

F-5

Issued

Common shares

	Number	Value
Balance December 31, 2002	10,254,447	6,148,917
Options exercised	116,000	108,000
Balance June 30, 2003	10,370,447	6,206,917

Stock options

	Number of options	Price range	Weighted average price	Expiry date
Balance December 31, 2002	931,000	0.50-1.50	0.91	2003-2007
Exercised	(116,000)	0.50-1.50	0.93	2003
Balance ending June 30, 2003	815,000	0.60-1.50	0.97	2004-2007

6.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period presentation.

7.

Subsequent events

On July 15, 2003, High Point Resources Inc. acquired all of the issued and outstanding shares of the Company.  The acquisition was accounted for by the purchase method and shares were acquired for an aggregate of:

$28.5 million in cash;

$10.5 million payable by the issuance of 6,562,504 common shares of High Point at a deemed value of $1.70 per common share; and

non-interest bearing promissory notes due August 31, 2004 in the aggregate amount equal to a portion of the difference in reserve value of the Company’s properties on July 1, 2004 compared with April 1, 2003, and which will not exceed $4.2 million.  On the date of acquisition, no value was assigned to the notes as the amount could not be quantified.  Upon maturity of the notes at August 31, 2004 the notes were determined to have no value and no additional amounts were paid.

The Company’s bank debt and working capital deficit, �otalling approximately $6.7 million were assumed by High Point in the acquisition.

F-5

F-6

APPENDIX G

ENTERRA ENERGY TRUST

PRO FORMA FINANCIAL STATEMENTS

Unaudited pro forma consolidated balance sheet as at March 31, 2005 and the unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2005 and the year ended December 31, 2004

F-6

F-7

Enterra Energy Trust
Pro Forma Consolidated Balance Sheet
As at March 31, 2005
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra Energy Trust	High Point Resources Inc.	Pro forma Adjustments	Notes	Pro forma Consolidated
Assets
Current assets
Cash and short-term investments	$ -	$ 4,949	$ -		$ 4,949
Accounts receivable	19,523	8,636	-		28,159
Prepaid expenses and deposits	482	1,070	100	2	1,652
	20,005	14,655	100		34,760

Property, plant and equipment	152,894	188,187	51,629	2	392,710
Deposits on acquisitions	602		-		602
Deferred financing charges	82		-		82
Goodwill	29,991	14,675	74,429	2	119,095
	$ 203,574	$ 217,517	$ 126,158		$ 547,249

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 10,216	$ 25,731	$ 3,210	2	$ 39,157
Due to JED Oil Inc.	11,780		-		11,780
Distributions payable to unitholders	4,796		1,335	2	6,131
Income taxes payable	338		-		338
Short-term debt		15,000	(15,000)	2	-
Bank indebtedness	32,338	54,000	7,002	2	93,340
Current portion of capital lease	823		-		823
	60,291	94,731	(3,453)		151,569

Asset retirement obligations	16,570	1,859	-		18,429
Future income tax liability	20,864	33,868	16,463	2	71,195
Capital lease	2,368		-		2,368
	100,093	130,458	13,010		243,561

Unitholders’ Equity
Unitholders’ capital	128,829		177,707	2	306,536
Exchangeable shares	746		22,500	2	23,246
Share capital		88,784	(88,784)	2	-
Contributed surplus	126	1,706	(1,706)	2	126
Accumulated earnings	32,291	(3,431)	3,431	2	32,291
Accumulated cash distributions	(58,511)		-		(58,511)
	103,481	87,059	113,148		303,688
	$ 203,574	$ 217,517	$ 126,158		$ 547,249

F-8

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004
(expressed in thousand Canadian dollars)
(unaudited)

				Pro forma adjustments
	Enterra Energy Trust	High Point Resources Inc.	Rocky Mountain Energy Corp.	Rocky Mountain Energy Corp.	Other	Notes	Pro forma Consolidated
	12 months ended Dec. 31, 2004	12 months ended Dec. 31, 2004	6 months ended July 31, 2004	3 months		3(a)	12 months ended Dec. 31, 2004
Revenue
Oil and gas	$ 108,293	$ 41,825	$ 9,367	$ 4,814	$ -		$ 164,299

Expenses
Royalties	24,527	10,882	2,353	1,203	500	3(b)	39,465
Production	23,492	3,962	1,432	669			29,555
General and administrative	4,440	3,265	846	470			9,021
Interest	2,222	1,906	170	94	(500)	3©	3,892
Amortization of deferred financing charges	33			-			33
Depletion, depreciation and accretion	35,438	17,437	2,194	1,074	5,740	3(d)	61,883
Financial derivative loss	3,188			-			3,188
	93,340	37,452	6,995	3,509	5,740		147,037

Earnings before taxes	14,953	4,373	2,372	1,305	(5,740)		17,263

Taxes
Current	260	269	552	177			1,258
Future	(71)	1,088	121	102	(1,782)	3(e)	(542)
	189	1,357	673	279	(1,782)		716

Net earnings for the year	$ 14,764	$ 3,016	$ 1,699	$ 1,026	$ (3,959)		$ 16,546

Net earnings per trust unit
Basic	$ 0.63						$ 0.51
Diluted	$ 0.63						$ 0.51

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Three months ended March 31, 2005
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra Energy Trust	High Point Resources Inc.	Pro forma Adjustments	Notes	Pro forma Consolidated
Revenue
Oil and gas	$ 30,050	$ 11,357	$ -		$ 41,407

Expenses
Royalties	6,019	2,243	125	3(b)	8,387
Production	6,770	1,198			7,968
General and administrative	1,833	1,009			2,842
Interest	519	689	(125)	3©	1,083
Amortization of deferred financing charges	8				8
Depletion, depreciation and accretion	11,034	4,425	(1,616)	3(d)	13,843
	26,183	9,564	(1,616)		34,131

Earnings before taxes	3,867	1,793	1,616		7,276

Taxes
Current	141	51	-		192
Future	(662)	766	592	3(e)	696
	(521)	817	592		888

Net earnings for the period	$ 4,388	$ 976	$ 1,024		$ 6,388

Net earnings per trust unit
Basic	$ 0.17				$ 0.18
Diluted	$ 0.17				$ 0.18

G-1

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Enterra Energy Trust (“EET”) have been prepared by management of EET in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  These unaudited pro forma consolidated financial statements give effect to the following transactions:

(a)

the acquisition of Rocky Mountain Energy Corp. (“Rocky Mountain”) on September 29, 2004.  The results of operations of Rocky Mountain have been included in the consolidated statements of earnings of EET from September 29, 2004, being the date of the acquisition.

(b)

the proposed business combination through a plan of arrangement (the “Arrangement”) whereby EET, through its subsidiary Rocky Mountain Acquisition Corp, will acquire all of the issued and outstanding common shares of High Point Resources Inc. (“High Point”) in exchange for one or a combination of the following:

(i)

0.1050 of an EET trust unit for each common share held; and

(ii)

0.1050 of an Exchangeable share of EET, for each common share held.

EET is an open-ended unincorporated trust in the business of acquiring and developing oil and gas assets.  High Point is a public company in the business of acquiring, exploring and evaluating oil and gas properties and either joint venturing or developing these properties further.  The continuing combined public entity after the completion of the Arrangement will be EET.  The unaudited pro forma consolidated balance sheet of EET as at March 31, 2005 and the unaudited pro forma consolidated statements of earnings of EET for the three months ended March 31, 2005 and the year ended December 31, 2004 (“Pro Forma Financial Statements”), have been prepared from information derived from the following:

•

Audited consolidated financial statements of EET as at December 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements of EET as at March 31, 2005 and for the three months then ended;

•

Audited consolidated financial statements of High Point as at December 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements of High Point as at March 31, 2005 and for the three months then ended, and

•

Unaudited interim consolidated financial statements of Rocky Mountain for the six months ended July 31, 2004.

In the opinion of management of EET, these unaudited pro forma financial statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP.  Accounting policies used in the preparation of the unaudited pro forma financial statements are in accordance with those disclosed in the 2004 audited financial statements of EET.

The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date, March 31, 2005, while the unaudited pro forma consolidated statements of earnings give effect to the proposed transactions and assumptions as if they had occurred at January 1, 2004.  In preparing these unaudited Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of EET, High Point and Rocky Mountain.  The unaudited pro forma financial statements may not necessarily be indicative of the results of operations that would have occurred for the three months ended March 31, 2005 and the year ended December 31, 2004 or of the results of future years.  These unaudited pro forma financial statements should be read in conjunction with the above noted financial statements of EET, High Point and Rocky Mountain as published.

G-1

G-2

2.

PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions.  The proposed business combination (accounted for under the purchase method of accounting) under the Arrangement is assumed completed and that there will be the issuance of 7,898,071 EET Trust Units and 1,000,000 exchangeable shares for 100% of the common shares of High Point.  The total number of outstanding common shares of High Point prior to the business combination is assumed to be 84,743,530, after giving effect to the assumed exercise of 5,297,333 High Point common share purchase options.  The proceeds from the assumed exercise of the purchase options of $7,998,973 are assumed to reduce bank indebtedness.

The price assumed for each EET trust unit to be issued under the Arrangement of $22.50 per trust unit has been based on the average trading value of EET trust units for the 5 trading days ended June 3, 2005, less a discount typical for large private placements.  The values assigned to the net assets of High Point proposed to be acquired and the costs of the acquisition are:

(in thousand Canadian dollars)
Allocation of purchase price:
Current assets	$14,755
Property, plant and equipment	239,816
Goodwill	89,104
Accounts payable and accrued liabilities (i)	(27,691)
Distributions payable to unitholders (ii)	(1,335)
Short term and bank debt – includes proceeds from exercise of High Point stock options	(61,002)
Asset retirement obligations	(1,859)
Future income tax liability	(50,756)
Total of net assets acquired	$201,032

Cost of acquisition:
7,898,071 EET trust units at $22.50 per trust unit	$177,707
1,000,000 EET exchangeable shares at $22.50 per exchangeable share	22,500
Transaction costs	1,250
Less future income tax recovery on transaction costs	(425)
Total consideration	$201,032

(i)   Assumed employee severance costs of $1,959,650, and transaction costs of $1,250,000, have been included as part of accounts payable.

(ii)   Additional unitholder distributions of $1,335,000, based on the 8,898,071 additional units assumed to be issued each receiving a $0.15 monthly distribution for the assumed mid-month issue date.

The allocation of the purchase price is preliminary and will be finalized after the business combination has been completed and the fair value of the assets and liabilities has been determined as at the closing date of this transaction; accordingly the above calculation is subject to change.

3.

PRO FORMA STATEMENT OF EARNINGS

(a)

The results of operations of Rocky Mountain have been adjusted for the operations for the months of January, August and September 2004.  It has been assumed that the operations for these three months are the same as the actual results of operations of Rocky Mountain for the three month period ended July 31, 2004.

(b)

Royalty expense is assumed to increase due to the reduction in total Alberta Royalty Tax Credit available to the consolidated entity.

G-2

G-3

(c)

Interest expense has decreased to reflect the assumed decrease in bank borrowings as a result of the assumed proceeds from the exercise of the High Point share purchase options of $7,998,973.

(d)

Depletion, depreciation and accretion expense for the period has been calculated on a consolidated basis incorporating the assigned values for High Point and Rocky Mountain assets.

(e)

Future income taxes have been adjusted for all of the above assumptions, as appropriate.

4.

PER UNIT INFORMATION

Pro forma net earnings per trust unit information has been calculated using the weighted average number of trust units outstanding as follows:

	Three months ended March 31, 2005	Year ended December 31, 2004
Basic	35,175,088	32,225,799
Diluted	35,401,802	32,458,856

The weighted average number of trusts units of EET outstanding for the three months ended March 31, 2005 and the year ended December 31, 2004 were increased by the additional 7,898,071 EET trust units and 1,000,000 exchangeable shares assumed to be issued under the Arrangement in exchange for all of the assumed outstanding High Point common shares.

G-3